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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2005
                        Commission File Number: 333-13878

                 -----------------------------------------------

                               CANWEST MEDIA INC.
                 (Translation of registrant's name into English)

                 -----------------------------------------------

                                 3100 TD CENTRE
                               201 PORTAGE AVENUE
                               WINNIPEG, MANITOBA,
                                 CANADA R3B 3L7
                                 (204) 956-2025
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F [X]                                   Form 40-F [ ]

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________.

      Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

      Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes [ ]                                          No [X]

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____

      This report on Form 6-K and the information included herein is hereby incorporated by reference into Amendment No. 1 to the registrant's registration statement on Form F-3 filed on February 26, 2004, SEC File Number 333-109123, and the prospectus included therein, and is considered a part of such prospectus from the date of submission of this report on Form 6-K.

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INTRODUCTORY NOTE

On November 18, 2004 CanWest Media Inc. was amalgamated with its immediate parent, 3815668 Canada Inc. The successor corporation is also named CanWest Media Inc. CanWest Media Inc. and its two predecessor companies are wholly owned subsidiaries of CanWest Global Communications Corp. The amalgamation was accounted for on a continuity of interests basis. Commencing with its interim consolidated financial statements for the three months ended November 30, 2004, the financial statements of CanWest Media Inc. will reflect the consolidated financial position and the consolidated results of operations of 3815668 Canada Inc. for all periods prior to November 18, 2004. Included in this report are the Consolidated Financial Statements of 3815668 Canada Inc. and the Management Discussion and Analysis for the years ended August 31, 2004, 2003, and 2002.

                               3815668 CANADA INC.
                       MANAGEMENT DISCUSSION AND ANALYSIS
                       FOR THE YEAR ENDED AUGUST 31, 2004

                                    OVERVIEW

      In November 2000, we acquired our Canadian publications operations from Hollinger, and in September 2001, we further expanded our publishing operations by gaining effective control of the National Post. The addition of these publishing and online assets to our existing national television network has resulted in the creation of Canada's largest media company. Our broad media platform has provided us with the ability to provide a multimedia product offering to our Canadian customers. In addition, we have pursued cost-cutting opportunities through the integration of our operations as well as other restructuring activities. Thus, we have levered the benefits of owning a broad media platform to improve the profitability of our operations. Our diversification within the Canadian market and internationally has improved the stability of our overall results. At the same time, we have improved our financial position through debt repayment using proceeds from the sale of non-core assets.

      On November 18, 2004 we amalgamated with our subsidiary, CanWest Media Inc., to form a new company that is also named CanWest Media Inc. We discuss the amalgamation in further detail below under "The Amalgamation and Refinancing Transactions."

KEY FACTORS AFFECTING SEGMENT REVENUES AND SEGMENT OPERATING PROFIT

Television Broadcast

      We have four television broadcast segments, one for each country in which we carry on such operations. Our Canadian television segment includes our broadcast television networks in Canada as well as specialty channels and two recently launched radio stations. Our New Zealand and Irish television segments cover our television operations in those countries. Our Australian television segment includes our 56.4% (56.6% as of August 31, 2004) economic interest in the TEN Group, which owns and operates Network TEN. Although TEN Group's results currently are not consolidated into our financial statements, we do include its results as part of our segment analysis. See note 21 to our audited consolidated financial statements.

      We generate the majority of our television broadcast revenues from the sale of advertising, with the remainder generated from subscriber revenues earned by our specialty channels and the sale of broadcast rights to our programming. Demand for television advertising is driven primarily by advertisers in the packaged goods, automotive, retail and entertainment industries and is strongly influenced by general economic conditions. The attractiveness of our programs to advertisers and the rates we charge are primarily a function of the size and demographics of our viewing audience. The dependence of our advertising revenues on the ratings performance of our television programs makes our television broadcast revenues less predictable than our publishing revenues.

      Following 7% advertising revenue growth in fiscal 2003, advertising revenues declined by 7% in our Canadian television broadcast segment in fiscal 2004, reflecting a slight reduction in television advertising purchases in general as well as loss of share resulting primarily from reduced ratings performance. Despite the year over year decline, our quarterly Canadian television broadcast revenues improved as fiscal 2004 progressed, and we expect revenues to stabilize in early fiscal 2005 relative to the same period in fiscal 2004.

      Our Australian and New Zealand television broadcast segments performed well for fiscal 2004, with local currency revenues up by 14% in Australia and 6% in New Zealand. The effect of the strengthening local currency relative to the Canadian dollar contributed an additional 8% revenue increase for Australia and New Zealand. In our Irish television segment, following five years of solid revenue growth, revenues in local currency for fiscal 2004 showed growth of 4%.

      Our principal television broadcast operating expenses are programming costs and employee salaries. In Canada, segment operating expenses increased 6% in fiscal 2004, primarily as a result of increased programming costs. We expect this trend to continue into fiscal 2005 as we continue to invest in our program schedule. In New Zealand, segment operating expenses for fiscal year 2004 were flat as compared to the same period in the prior year reflecting increased general cost and wage increases which offset a reduction in programming costs that resulted partially from the purchasing power of a strong New Zealand dollar. In Australia, segment operating expenses increased by 15%, reflecting increased local currency programming costs and the currency translation effect of a stronger Australian dollar. For our Irish broadcasting operation, segment operating expenses increased 4% compared to fiscal 2003, reflecting general cost and wage increases.

PUBLISHING AND ONLINE

      Our publishing and online segment includes our Canadian newspaper operations as well as our internet operations including the canada.com web portal. Our publishing and online revenues are primarily earned from newspaper advertising and circulation revenues from our newspapers in Canada. Our newspaper and online advertising revenues are a function of the volume, or lineage, of advertising sold and the rates we charge. Circulation revenues are produced from home-delivery subscriptions for our newspapers and single-copy sales sold at retail outlets and vending machines and are a function of the number of newspapers we sell and the average per-copy prices we charge.

      Excluding the effect of the sale of certain publishing assets in February 2003, advertising and circulation revenues were higher in fiscal 2004 compared to fiscal 2003. The advertising increase resulted primarily from increases in pricing. Lineage was consistent year over year. Circulation revenues increased marginally in fiscal 2004 as a result of higher per copy revenue, partially offset by small declines in circulation. We expect that circulation revenues, which make up approximately 21% of total newspaper revenues, will be relatively flat in fiscal 2005, and that slight declines in paid newspaper circulation will be somewhat offset by gaining paid circulation from our electronic editions which were launched in all of our major markets in fiscal 2004.

      Our principal operating expenses in the publishing and online segment are salaries, newsprint and distribution expenses. Segment operating expenses, excluding the effect of the sale of publishing assets in February 2003, increased by 1% in fiscal 2004 but decreased as a percentage of revenues to 78% in fiscal 2004 from 79% in fiscal 2003. The decrease in expenses, as a percentage of revenues, was primarily the result of operational restructuring completed in the second half of fiscal 2003. These decreases are not expected to continue. There was no significant change in our newsprint expense in fiscal 2004. Slight cost increases were offset by our reduced consumption. As a result of the strong Canadian currency we expect our newsprint expense to remain relatively constant into fiscal 2005.

RADIO BROADCAST

      Our radio broadcast segment consists of our radio operations in New Zealand, which earn substantially all of their revenues from advertising. Radio advertising revenues are a function of overall radio advertising demand and advertising rates. Radio advertising rates are determined based on the number and demographics of our listeners. Our local currency radio broadcast segment revenues increased 10% in fiscal 2004, reflecting significant growth in overall radio advertising spending in New Zealand. In addition, a strengthened New Zealand currency contributed an additional 8% increase. We expect local currency revenues to continue to increase during 2005, bolstered by the addition of new FM frequencies acquired in fiscal 2004.

      The principal operating expenses in the radio broadcast segment are salaries, marketing costs and music royalties. Local currency segment operating expenses increased 5% in fiscal 2004 as compared to fiscal 2003, as a result of the strengthened New Zealand currency. This increase was 12% in Canadian dollars.

OUTDOOR ADVERTISING

      Our outdoor advertising segment consists of TEN Group's wholly-owned subsidiary, Eye Corp. Although Eye Corp.'s results currently are not consolidated into our financial statements, we include its results as part of our segment analysis. See note 21 to our audited consolidated financial statements.

      Eye Corp. generates its revenues from the sale of out-of-home advertising. Eye Corp.'s advertising revenues are a function of overall outdoor advertising demand and rates. Eye Corp.'s advertising rates are primarily a function of the size and demographics of the audience for Eye Corp.'s displays. Segment revenues increased during fiscal 2004, reflecting the impact on airport terminal advertising sales of increased air travel, as well as increased inventories and rates. The principal operating expenses in this segment are salaries, site rental costs and production expenses. Segment operating expenses decreased as a percentage of revenues to 81% in fiscal 2004 from 93% in fiscal 2003 as a result of a focus on cost containment.

ACQUISITIONS AND DIVESTITURES

      We have made a number of acquisitions and divestitures since the beginning of fiscal 2002 that affect the comparability of our results from period to period.

      - In October 2001, we disposed of CKVU, a television station in Vancouver.

      - In September 2001, we gained effective control of the National Post and began consolidating its financial results (we acquired the remaining 50% not already owned in April 2002).

      - In August 2002 and February 2003, we disposed of certain community newspapers.

      -  In June 2004, we sold our 29.9% interest in Ulster Television.

In addition to the above transactions, in July 2004, we completed the initial public offering and refinancing of our New Zealand operations, which reduced our ownership interest from 100% to 70%.

FOREIGN CURRENCY EFFECTS

      Our Australia, New Zealand and Ireland operations expose our segment revenues and operating expenses to fluctuations between the Canadian dollar and the Australian dollar and the New Zealand dollar and the Euro respectively. A decline in the value of the Canadian dollar against those currencies increases the Canadian dollar equivalent of the revenues and expenses we record in those currencies. An increase in the value of the Canadian dollar has the opposite effect. For fiscal 2004 as compared to fiscal 2003, the average rates of exchange for Australia, New Zealand and Ireland increased by 8%, 8% and 2%, respectively.

SEASONALITY

      The Company's advertising revenues are seasonal. Revenues are typically highest in the first and third quarters, while expenses are relatively constant throughout the year.

CRITICAL ACCOUNTING ESTIMATES

      The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

      We have identified below the critical accounting estimates that we believe require significant judgment in the preparation of our consolidated financial statements. We consider these accounting estimates to be critical, because changes in the assumptions or estimates we have selected have the potential to materially impact our financial statements. For a summary of all of our significant accounting policies, see note 1 to our audited consolidated financial statements.

GOODWILL AND INTANGIBLE ASSETS

      We estimate the useful lives of intangible assets and the value of goodwill based on historical customer patterns, industry trends and existing competitive factors. Significant long-term changes in these factors could result in material impairment of the value and life of intangible assets and goodwill. As at August 31, 2004 we had $929 million of intangibles and $2,373 million of goodwill on our balance sheet.

      In performing the annual impairment testing of goodwill and intangibles, management makes a number of assumptions and estimates in determining fair value. The fair value definition used is the amount at which an asset could be bought or sold in a current transaction between willing parties. Valuation techniques used for reporting units include either a market approach or a discounted cash flow ("DCF") approach. The market approach is used where comparable public market data is available, or where we have bona fide offers for assets. The projections used in the DCFs represent management's best estimates of expected future operating results of the reporting units for the first three years and an extrapolation based on aggregate economic factors such as gross domestic product growth rates and inflation, for the final two years of the forecast period. Precedent transactions involving comparable companies and market statistics for comparable companies are used to select appropriate terminal value multiples. In addition, the expected risk-free and other rates of return, general economic conditions, historical and forecasted operating results, and valuations prepared by third parties are considered. The discount rates used are based on the weighted average costs of capital using the capital asset pricing model and adjusting for the size of the local reporting unit, local tax rates and risk profile. Had different assumptions or valuation techniques been used in performing the impairment testing at August 31, 2004, the carrying value of intangibles and goodwill might have been different.

      The valuation of one of our Canadian newspapers that had a goodwill balance of approximately $63 million at the end of fiscal 2004 was based on management's business plan, which anticipates achieving certain levels of profitability over the next three years. Failure to achieve the targets established in management's business plan may result in a goodwill impairment.

INCOME TAXES

      We are subject to income taxes in Canada and numerous foreign jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. Management uses judgment and estimates in determining the appropriate rates and amounts in recording future taxes, giving consideration to timing and probability. Actual income taxes could vary from these estimates as a result of future events, including changes in income tax law or the outcome of reviews by tax authorities and related appeals. To the extent that the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax provision in the period in which such determination is made. Our income tax recovery was $10 million for fiscal year 2004. Future tax assets were $118 million, while future tax liabilities were $254 million at August 31, 2004. See note 13 to our audited consolidated financial statements.

ACCOUNTING FOR PENSION AND OTHER BENEFIT PLANS

      The cost of defined benefit pension and other retirement benefits earned by employees is calculated based on management's estimates of expected plan investment performance, salary escalation, retirement ages of employees, the discount rate used in measuring the liability and expected healthcare costs. For fiscal 2003 and 2004, based on experience and discussions with plan managers, management estimated the long-term rate of return on plan assets to be 6.75% to 7.25%. For the same periods, the discount rate used in measuring the liability was 6.5% to 6.75%. The discount rate was estimated by applying Canadian corporate AA zero coupon bonds to the expected future benefit payments under the plans. Management assumed that earnings would increase by 3.5% per year and that price inflation would be 2% per year. The defined benefit pension and other retirement benefit expense we recorded for fiscal year 2004 was $26.7 million. Use of different assumptions would vary results. See note 16 to our audited consolidated financial statements.

BROADCAST RIGHTS

      At August 31, 2004, we had $95 million in broadcast rights. Broadcast rights represent the right to air various forms of programming. Broadcast rights and the corresponding liability are recorded when the license period begins and the programs are available for air. Foreign programming is primarily acquired on a "pay for play" basis, and is immediately aired, while some foreign and most domestic programming may be carried in inventory and amortized over a series of plays. Management must use estimates and judgment in determining the useful lives and carrying values of broadcast rights. Estimates of useful life relates to the expected number of plays over which the cost of acquiring the rights are amortized, while estimates of value primarily relate to the time slots in which the programs will be aired. Inventories are reviewed regularly to ensure recoverability of the book value of broadcast rights. See note 5 to our audited consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

HEDGING RELATIONSHIPS

      We adopted CICA Accounting Guideline 13, "Hedging Relationships" effective September 1, 2003. In accordance with the new policy, our hedging relationships are documented and subject to effectiveness tests on a quarterly basis to ensure that they are and will continue to be effective. The adoption of this guideline had no impact on our financial statements.

STOCK OPTIONS

      We have a share based compensation plan under which options of our parent company are issued to certain of our employees. We adopted the fair value method of accounting for share based compensation recommended by the CICA in Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", on a prospective basis for options granted subsequent to September 1, 2003. As a result of the adoption of this policy, the fair value of stock options granted is charged to earnings over the vesting period of the options. In fiscal year 2004, we recorded an expense of $1 million for options granted in fiscal 2004. CanWest calculates the fair value of the options using the Black-Scholes options pricing model.

REPORTING CIRCULATION REVENUE GROSS VERSUS NET

      During fiscal year 2004, we retroactively adopted the provisions of the Emerging Issues Committee of the CICA (EIC-123), "Reporting Revenue Gross as a Principal versus net as an Agent", which was effective for our fiscal year commencing September 1, 2002. Under this provision, our circulation revenues are reported on a gross basis. Previously, we reported circulation revenues net of certain of our distribution contract costs. As a result of this revision, our sales and operating expenses were each increased by $46.0 million for fiscal year 2004 ($44.2 million for fiscal year 2003).

FORTHCOMING CHANGES IN ACCOUNTING POLICIES

Consolidation of TEN Group

      The Accounting Standards Board of the CICA has issued AcG-15, Consolidation of Variable Interest Entities. We have determined that TEN Group is a variable interest entity and that we are the primary beneficiary. Accordingly, we will consolidate the results of TEN Group in fiscal 2005. We currently use the equity method to account for our interest in TEN Group. Consolidation of TEN Group will have a significant impact on our revenues, expenses, assets and liabilities. There will be no impact on our shareholder's equity. Summarized results of TEN Group are included in note 3 to our consolidated financial statements for the years ended August 31, 2003 and 2004. We will adopt this standard on a retroactive basis effective September 1, 2004 with a restatement of prior periods.

      We began consolidating TEN Group under U.S. GAAP on a prospective basis effective May 31, 2004, based on substantially the same analysis under FIN 46R - Consolidation of Variable Interest Entities. See note 23 to our audited consolidated financial statements.

RESTATEMENT OF PRIOR YEAR RESULTS

      As described in notes 1(c), 7(4) and 23 to our consolidated financial statements, certain prior year results and balances have been revised for the reasons stated therein.

                               OPERATING RESULTS

INTRODUCTORY NOTE

      Segment operating profit. In the discussion that follows, we provide information concerning our segment operating profit. See note 21 to our audited consolidated financial statements. Management utilizes segment operating profit as a measure of segment profitability in making strategic resource allocations.

      Operating income before amortization. We also discuss our consolidated operating income before amortization. We provide this measure because we and our lenders and investors use operating income before amortization to measure performance against our various leverage covenants. Operating income before amortization is not a recognized measure of financial performance under Canadian generally accepted accounting principles (GAAP). Investors are cautioned that operating income before amortization should not be construed as an alternative to operating income or net earnings determined in accordance with GAAP as an indicator of our performance. Our method of calculating operating income before amortization may differ from that of other companies and, accordingly, operating income before amortization may not be comparable to similarly titled measures used by other companies. A reconciliation of operating income before amortization to net earnings ,which is the most closely comparable GAAP measure, is set forth below under "Reconciliation of Non-GAAP Financial Measures" section of this report.

FISCAL 2004 COMPARED TO FISCAL 2003

      Following is a table summarizing segmented results for fiscal year 2004 and fiscal year 2003. See note 21 to our audited consolidated financial statements:

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
                                                                            Revenue                     Segment operating profit
                                                                 -------------------------------     -----------------------------
                                                                                    Revised (1)
                                                                                   For the Year Ended August 31,
                                                                 -----------------------------------------------------------------
                                                                      2004             2003             2004              2003
                                                                 --------------    -------------     ------------      -----------
                                                                                  (thousands of Canadian dollars)
Operating Segments............................................
   Publishing and Online - Canada.............................   $  1,193,627      $ 1,208,180       $  267,343        $  258,496
   Television
          Canada..............................................        690,302          730,407          147,430           216,346
          Australia-Network TEN(2)............................        409,204          336,362          145,328           106,975
          New Zealand.........................................        108,236           95,055           23,291            10,095
          Ireland.............................................         34,152           32,490           10,591             9,729
                                                                 ------------      -----------       ----------        ----------
          Subtotal............................................      1,241,894        1,194,314          326,640           343,145
   Radio - New Zealand........................................         86,717           73,400           27,488            20,751
   Outdoor-Australia(2).......................................         43,742           36,656            8,215             2,560
   Corporate and other........................................              -                -          (27,110)          (23,213)
                                                                 ------------      -----------       ----------        ----------
Subtotal......................................................   $  2,565,980      $ 2,512,550       $  602,576           601,739
                                                                 ------------      -----------       ----------        ----------
Restructuring and film and television impairment expense(3)...              -                -           (2,445)          (23,305)
Elimination of equity accounted affiliates(2).................       (452,946)        (373,018)        (153,543)          (99,219)
                                                                 ------------      -----------       ----------        ----------

Total                                                            $  2,113,034      $ 2,139,532       $  446,588(4)     $  479,215(4)
                                                                 ============      ===========       ==========        ==========

------------------------
(1)   See note 1(c) to our audited consolidated financial statements.

(2) Represents the Company's proportionate interest in TEN Group and its wholly owned subsidiaries.

(3) For 2004, restructuring expenses relate to Canadian television operations. For 2003, it includes Network TEN film and television impairment charges of $10.3 million and Canadian media operations restructuring expenses of $13.0 million.

(4) See "Reconciliation of Non-GAAP Financial Measures" for a reconciliation to net earnings.

Consolidated Results

      Effect of Divestitures. In February 2003, we sold certain newspaper publishing assets to Osprey Media. The following table summarizes the contribution of these newspaper assets to consolidated revenues, operating income before amortization and net earnings during fiscal 2003.

                                                                       YEAR ENDED AUGUST 31, 2003
                                                ------------------------------------------------------------------------
                                                                              OPERATING
                                                                            INCOME BEFORE
                                                REVENUES REVISED (1)         AMORTIZATION                   NET EARNINGS
                                                --------------------        -------------                   ------------
                                                                     (THOUSANDS OF CANADIAN DOLLARS)
As reported..................................    $   2,139,532               $    479,215                   $    115,407
Newspaper publishing properties sold.........          (39,956)                   (10,105)                        (1,929)
                                                 -------------               ------------                   ------------
                                                 $   2,099,576               $    469,110                   $    113,478
                                                 =============               ============                   ============

--------------------
 (1) See note 1(c) to our audited consolidated financial statements.

      Revenues. Consolidated revenues declined by $26 million to $2,113 million during fiscal year 2004, compared to $2,140 million during fiscal year 2003. This decline resulted from the sale of the newspaper assets to Osprey Media described above; these assets accounted for $40 million of our consolidated revenues for fiscal 2003. The effect of the publishing asset sale was partially offset by a $13 million, or 1%, increase in revenues from our remaining assets. This increase was driven by significant increases in revenues from our international media operations and an improvement in our continuing operations in the publishing and online segment, which were partially offset by a decrease in revenues from our Canadian television segment.

      Operating expenses. Consolidated operating expenses (including selling, general, and administrative expenses) increased by $17 million for fiscal year 2004 to $1,664 million. The assets sold to Osprey Media accounted for $30 million of our consolidated operating expenses during fiscal 2003. Consolidated operating expenses attributable to operations not sold increased $47 million, or 3%, from $1,617 million in fiscal 2003, as a result of significant programming expense increases for our Canadian television segment as well as general expense increases in other operating segments.

      Restructuring charge. In fiscal 2004, we incurred $2 million in restructuring expenses related to Canadian television operations. In fiscal 2003, we undertook restructuring activities in our Canadian media operations that generated restructuring expenses of $13 million. The fiscal 2003 restructuring expenses related to the following operating segments: Canadian television - $3 million, Canadian publishing and online - $9 million and corporate and other - $1 million.

      Operating income before amortization. Consolidated operating income before amortization decreased by 7% in fiscal year 2004 to $447 million from $479 million in fiscal 2003. Of the $33 million decline in consolidated operating income before amortization, $10 million was attributable to the sold publishing assets. The remainder of the decrease reflects lower segment operating profit in our Canadian television segment, which was partially offset by increases in our New Zealand and Australian television segments and our publishing and online segment.

      Amortization. Amortization of intangibles was $18 million for both fiscal 2004 and 2003. Amortization of property, plant and equipment was $71 million in fiscal 2004, and $70 million in fiscal 2003.

      Interest income and expense and other financing expenses. Interest expense was $311 million for fiscal year 2004, compared to $352 million for fiscal year 2003, reflecting a reduced level of debt as well as reduced interest rates achieved through refinancing of debt. Debt at August 31, 2004 was $2,872 million, $358 million less than the debt outstanding at August 31, 2003 of $3,230 million. We refinanced our senior secured debt in August 2003 and in June 2004 resulting in annual interest savings of approximately $8 million and $4.5 million, respectively.

      In fiscal 2004, we recorded a $111 million loss equivalent to the change in fair value of interest rate swaps and foreign currency and interest rate swaps that have not been settled and which relate to debt that has been retired. This compared to a loss of $23 million for the same period of fiscal 2003.

      We recorded interest income of $10 million for fiscal year 2004, primarily related to interest received on an income tax refund related to an income tax issue which was resolved in the first quarter, interest received on TEN Group distributions and interest received from Hollinger in settlement of a claim related to our acquisition of the National Post.

      Foreign exchange gains. We recorded net foreign exchange gains of $45 million fiscal 2004. Approximately $36 million of this gain related to a gain on early retirement of U.S. dollar denominated debt in August 2004. In addition, we recorded translation gains on U.S. dollar denominated debt which has not been hedged and distributions receivable from TEN Group. This compared to a $4 million foreign exchange gain recorded in the previous year.

      Provisions for Fireworks loans. We have loans due from Fireworks Entertainment Inc. and its parent, CanWest Entertainment Inc., companies controlled by CanWest Global Communications Corp., our parent company, in an aggregate principal amount of $474 million. Following a period of poor financial performance and increasing concern about the significant decline in the marketability of Fireworks products internationally, CanWest has commenced a process to sell its Fireworks Entertainment Division. A comprehensive revaluation of the fair value of the assets and liabilities of Fireworks Entertainment was completed which resulted in the determination of a fair value that was significantly below the book value of the loans, and accordingly, we established a provision of $419 million against these loans in fiscal year 2004.

      Investments. For fiscal 2004, we recorded investment income of $115 million, compared to investment income of $9 million in fiscal 2003. In fiscal 2004, we recorded a gain on the sale of our interest in UTV of $52 million, a gain of $66 million related to the New Zealand IPO and a gain of $2 million as a result of the issuance of shares by TEN Group pursuant to the exercise of certain executive stock options which effectively diluted our economic interest to 56.6%. (Further stock option exercises since the end of the fiscal year have reduced our economic interest in TEN Group to 56.4%). These gains were partially offset by the write-down of financing and other deferred costs of $4 million. For fiscal year 2003, we recorded a gain of $21 million on the sale of community newspapers and a gain of $2 million related to TEN Group, which were offset by a loss of $11 million on the sale of our shares in SBS Broadcasting and the write downs of $3 million. Dividend income of $4 million received from UTV in fiscal 2004 was 6% higher than in fiscal 2003. In June 2004, we sold our interest in UTV.

      Income taxes. The income tax recovery was $10 million for fiscal year 2004, compared to a provision of $3 million for fiscal year 2003. The effective tax rate of 3% in fiscal year 2004 differed from our statutory rate of 35% as a result of the $37 million effect of the non taxable portion of capital losses, the $76 million impact of valuation allowances on future tax assets, and the effect of increases in future tax rates which caused a net increase in future tax liabilities and resulted in an $11 million income tax expense, which were partially offset by the impact of international tax rates which are below Canadian rates and a $20 million credit from the resolution of tax issues.

      Equity interest in TEN Group. Our equity interest in earnings of TEN Group was $100 million for fiscal 2004 compared to $101 million for fiscal 2003 as a result of the strong performance of TEN Group as well as the strong Australian currency, as described above. TEN Group's results for fiscal 2003 were impacted by a $64 million recovery of income taxes which was primarily the result of new tax consolidation legislation in Australia. The impact of this tax recovery on our fiscal 2003 equity earnings in TEN Group was approximately $37 million.

      Currency translation. We recorded net currency translation losses of $7 million in fiscal 2004 related to the realization of currency translation gains related to TEN Group distributions, currency translation losses related to the repayment of inter-company loans by our New Zealand operations and the divestiture of 30% of our interest in New Zealand. This compared to a $1 million gain in fiscal 2003.

      Net earnings (loss). Our net loss for fiscal year 2004 was $219 million compared to net earnings of $115 million for fiscal year 2003.

SEGMENT RESULTS

Publishing and online

   - Revenues. Segment revenues for fiscal year 2004 were $1,194 million, a decrease of $15 million, or 1%, from the revenues recorded in the fiscal 2003. This decline reflects the publishing asset sale in February 2003; the divested assets accounted for $40 million of our publishing and online revenues during fiscal 2003. Our remaining publishing assets recorded an increase of $25 million, or 2%, compared to fiscal 2003. Excluding the impact of the publishing asset sales, advertising revenues were up approximately 2% overall due to flat lineage and increased pricing. The flat lineage reflects increases in classified and retail advertising that were partially offset by decreases in national account lineage most significantly in the automotive sector. The increase in rates reflects increases for national accounts; the rates achieved for retail decreased as a result of an increased use of inserts versus run of press. While circulation numbers excluding the asset sales were flat, circulation revenue excluding those asset sales increased marginally as a result of achieving an increase in revenue per copy due to price increases.

   - Operating expenses. Segment operating expenses (including selling, general and administrative expenses) for fiscal year 2004 declined by $23 million compared to fiscal 2003. This decline reflects a $30 million decrease in operating expenses attributable to publishing assets sold, partially offset by a $6 million increase in operating expenses attributable to our continuing operations. The modest increase reflected normal salary escalations and increases in certain administrative costs including pension expense, partially offset by cost reductions attributable to the restructuring undertaken in the latter part of fiscal 2003. Newsprint expenses increased approximately 1%, reflecting an increase in the cost of newsprint partially offset by reduced consumption.

   - Segment operating profit. Segment operating profit for fiscal year 2004 increased by $9 million compared to the same period in the prior year. Excluding the impact of the publishing assets sold to Osprey Media, segment operating profit was $19 million, or 8%, higher than in fiscal 2003, driven primarily by the increase in revenues.

   - Restructuring Expenses. Restructuring expenses of $9 million were recorded in respect of this segment for fiscal year 2003 consisting of employee severance costs. These charges are not reflected in segment operating profit.

Canadian television

   - Revenues. Segment revenues for fiscal year 2004 declined by 5%, or $40 million, to $690 million from $730 million recorded in fiscal 2003 as a result of a 7% decrease in airtime sales for fiscal year 2004. The decrease in airtime sales primarily reflects an increasingly competitive market place, a decline in ratings and decreased advertising spending from certain sectors, particularly packaged goods and retail. Airtime revenue decreases were most significant in the first quarter of fiscal 2004 with an 11% decrease compared to the first quarter of fiscal 2003.

         This decrease was partially offset by an approximately $3 million increase in revenues from the sale of program rights resulting from an increase in television program production by Global Television. In addition, our seven digital specialty channels reported increases in both subscriber and advertising revenue. Overall, digital revenues increased by 22% to $10 million in fiscal year 2004 compared to the same period in the previous year. There are now more than 3.4 million subscribers to our digital services, representing a 17% increase in fiscal 2004. Our seventh channel, Cool TV was launched in the first quarter of fiscal 2004.

   - Operating expenses. Segment operating expenses (including selling, general and administrative expenses) were $543 million for fiscal year 2004, which is $29 million, or 6%, higher than segment operating expenses for fiscal year 2003. This reflected increases in expenses due to the following:

         - program amortization, which comprises approximately 50% of segment operating expenses, increased by approximately $14 million, or 6%, for fiscal 2004 as compared to fiscal 2003. This included charges related to the discontinuance of certain programming activities such as the Mike Bullard Show as well as increased costs of new program offerings;

         - increased pension expense primarily as a result of an increase in the amortization of the actuarial loss in our defined benefit pension plans; and

         - increased levies for the Society of Composers, Authors and Music Publishers of Canada, or SOCAN, were introduced resulting in an expense increase of approximately $2 million for fiscal year 2004, including approximately $1.5 million which related to retroactive assessment for prior fiscal years.

         These increases were partially offset by cost reductions achieved through savings as a result of headcount reductions undertaken in the second half of fiscal 2003.

   - Segment operating profit. As a result of revenue decreases and expense increases, Canadian television segment operating profit for fiscal 2004 decreased 32% to $147 million compared to $216 million for fiscal 2003.

   - Restructuring Expenses. Restructuring expenses of $2 million were recorded in respect of this segment for fiscal 2004 and $3 million were recorded in respect of this segment for fiscal 2003 consisting of employee severance costs. These charges are not reflected in segment operating profit.

Australian television

   - Revenues. Segment revenues for fiscal year 2004 increased by 22% to $409 million from $336 million for the same period in the prior year. In domestic currency, segment revenues increased 14% reflecting Network TEN's strong rating performance in a strong television advertising environment. The strength of the Australian currency contributed an additional 8% increase on translation to Canadian dollars.

   - Operating expenses. Segment operating expenses for fiscal 2004 increased 15% to $264 million compared to $229 million for fiscal 2003. In domestic currency, operating expenses increased 7% primarily as a result of increased programming expenses. The strength of the Australian currency added an additional 8% increase on translation to Canadian dollars.

   - Segment operating profit. Segment operating profit increased by 36% to $145 million for fiscal 2004, compared to $107 million for fiscal 2003, as the increase in revenues more than offset the increase in operating expenses.

New Zealand television

      Revenues for New Zealand's 3 and C4 television networks increased by 14% to $108 million for fiscal year 2004 from $95 million the previous year. In local currency, revenues increased by 6%, reflecting growth in New Zealand television advertising expenditures. C4 (formerly TV4) was re-launched in fiscal 2004 as New Zealand's first free-to-air music channel and has contributed to the increase in revenues. The stronger New Zealand currency contributed an additional 8% increase. In local currency, operating expenses for New Zealand's 3 and C4 television networks decreased by 6% primarily as a result of reduced programming costs partially due to the increased purchasing power of the New Zealand dollar. In addition, in fiscal 2003 programming expense was higher as a result of the write-down of inventory in anticipation of the C4 format change. On translation to Canadian dollars, operating expenses for New Zealand's 3 and C4 television networks were flat as compared to fiscal 2003, as a result of the strengthened New Zealand currency. New Zealand's 3 and C4 produced segment operating profit of $23 million, more than twice the segment operating profit of $10 million recorded in fiscal year 2003.

Irish television

      Segment revenues increased by 5% to $34 million for fiscal 2004 from $32 million in fiscal 2003. Segment operating expenses increased by 4% as a result of general cost and wage increases. Segment operating profit increased by 9% to $11 million from $10 million recorded in fiscal 2003, reflecting the increase in segment revenues, which more than offset the increase in segment operating expenses.

New Zealand radio

      CanWest RadioWorks in New Zealand continued its steady performance, with increasing revenues and segment operating profit for fiscal year 2004. Segment revenues grew by 18% to $87 million from $73 million in the same period in the previous year. Domestic currency segment revenues grew by 10%, with an additional 8% increase as a result of translation to Canadian currency. The revenue increase was driven principally by growth in radio advertising expenditures in New Zealand. As a result of growth segment revenue and a strengthening New Zealand currency, RadioWorks' segment operating profit grew to $27 million from $21 million in fiscal 2003.

Outdoor advertising

      Segment revenues increased by $7 million, or 19%, to $44 million from $37 million for fiscal 2003. This increase reflected 11% growth in revenue in domestic currency with a further 8% increase as a result of currency translation. Segment operating profit increased by $6 million to $8 million fiscal year 2004, as compared to $2 million for fiscal year 2003.

Corporate and other

      Segment expenses increased from $23 million in fiscal 2003 to $27 million in fiscal 2004. Restructuring expenses of $1 million were incurred in respect of this segment in fiscal 2003 consisting of employee severance costs.

FISCAL 2003 COMPARED TO FISCAL 2002

      Following is a table of segmented results for fiscal year 2003 and fiscal year 2002 in thousands of Canadian dollars. See note 21 to our audited consolidated financial statements.

                                                                               REVENUE                SEGMENT OPERATING PROFIT
                                                                  -------------------------------   -----------------------------

                                                                    FOR THE YEAR ENDED AUGUST 31,   FOR THE YEAR ENDED AUGUST 31,
                                                                  -------------------------------   -----------------------------
                                                                      2003            2002             2003              2002
                                                                  ------------    -------------     ----------        -----------
                                                                     REVISED (1)     REVISED (1)
OPERATING SEGMENTS

Publishing and Online - Canada..................................  $   1,208,180    $   1,320,262    $    258,496      $   285,027
Television
   Canada.......................................................        730,407          691,888         216,346          190,752
   Australia-Network TEN (2)....................................        336,362          281,427         106,975           81,782
   New Zealand..................................................         95,055           69,079          10,095           (1,938)
   Ireland......................................................         32,490           28,317           9,729            7,654
                                                                  -------------    -------------    ------------      -----------
                                                                      1,194,314        1,070,711         343,145          278,250
Radio - New Zealand.............................................         73,400           60,724          20,751           16,361
Outdoor-Australia (2)...........................................         36,656           38,074           2,560              874
Corporate and other.............................................              -                -         (23,213)         (26,807)
                                                                  -------------    -------------    ------------      -----------
Subtotal........................................................  $   2,512,550    $   2,489,771    $    601,739      $   553,705
Restructuring and film and television impairment expense (3)....             --               --         (23,305)              --
Elimination of equity accounted affiliates (2)..................       (373,018)        (319,500)        (99,219)         (82,655)
                                                                  -------------    -------------    ------------      -----------
Total...........................................................  $   2,139,532    $   2,170,271    $    479,215(4)   $   471,050(4)
                                                                  =============    =============    ============      ===========

----------------------
(1)   See note 1(c) of our audited consolidated financial statements.

(2) Represents the Company's proportionate interest in TEN Group and its wholly-owned subsidiaries.

(3) Includes Network TEN film and television impairment charges of $10.3 million and Canadian media operations restructuring charges of $13.0 million.

(4) See "Reconciliation of Non-GAAP Financial Measures" for a reconciliation to net earnings.

Consolidated Results

      Effect of Divestitures. In August 2002, we sold certain newspaper publishing interests in Saskatchewan and Atlantic Canada to GTC Transcontinental. In February 2003, we completed the sale of a number of smaller market daily, weekly and shopper publications and related assets in Southern Ontario to Osprey Media for $193.5 million resulting in an investment gain of $21.3 million. These sales, which reflect our strategy of divesting assets not central to our multi-platform sales, content and promotion strategy, affect the comparability of our fiscal 2002 and fiscal 2003 results. The following table summarizes the effect on our fiscal 2002 operating revenue, operating income before amortization and net earnings excluding the results of the newspaper publishing interests sold to GTC in August 2002 and excluding the results of the newspaper properties sold to Osprey Media in February 2003 for the period from February 16, 2002 to August 31, 2002.

                                                                                  YEAR ENDED AUGUST 31, 2002
                                                             ---------------------------------------------------------------------
                                                                                        OPERATING
                                                               REVENUES               INCOME BEFORE
                                                              REVISED (1)             AMORTIZATION                    NET EARNINGS
                                                             ------------             -------------                   ------------
                                                                             (IN THOUSANDS OF CANADIAN DOLLARS)
As reported.........................................         $  2,170,271              $   471,050                     $  33,395
Newspaper publishing properties sold................             (141,807)                 (42,721)                       (7,757)
                                                             ------------              -----------                     ---------
                                                             $  2,028,464              $   428,329                     $  25,638
                                                             ============              ===========                     =========

----------------------
(1) See note 1(c) of our audited consolidated financial statements.

      Revenues. We reported consolidated revenues of $2,140 million for fiscal year 2003, a decrease of $30 million from the prior year. The decrease resulted from the sale of publishing assets. Excluding the impact of sold publishing assets, revenues increased by $111 million. Revenues for 2003 reflected strong results in our Canadian television and publishing operations and our New Zealand broadcasting operations.

      Operating expenses. Consolidated operating expenses (including selling, general, and administrative expenses) decreased $52 million to $1,647 million reflecting the publishing asset sales. Excluding the sold publishing assets, operating expenses increased $47 million, or 3%, from $1,600 million in the previous year, reflecting expense increases in our publishing and online operations.

      Restructuring charge. We recorded a restructuring charge of $13 million related to employee severance expenses associated with the restructuring of our Canadian media operations in fiscal 2003. The restructuring charge affected the following operating segments: Canadian television - $3 million, Canadian publishing and online - $9 million and corporate and other - $1 million.

      Operating income before amortization. Consolidated operating income before amortization increased by 2% to $479 million in fiscal 2003 from $471 million in fiscal 2002. Excluding the impact of the sold publishing assets, operating income before amortization increased by 12%. Substantial increases at broadcast operations in Canada, New Zealand, and Ireland as well as in publishing and online operations were partially offset by restructuring expenses.

      Amortization. Amortization of intangibles was $18 million in both 2003 and 2002. Amortization of property and equipment decreased to $70 million in fiscal 2003 from $73 million in the previous year, reflecting the sale of the publishing assets.

      Interest expense and other financing income and expenses. Interest expense was $352 million for fiscal 2003, compared to $350 million in the prior year. We recorded a foreign exchange gain of $3.9 million in fiscal 2003 primarily related to the translation of U.S. dollar denominated debt. In fiscal 2003, we also recorded a $23 million loss equivalent to the fair value of interest rate swaps related to debt that was repaid during fiscal 2003 compared to a loss of $2 million in fiscal 2002.

      Investment Gain (Loss). In fiscal 2003, we had investment gains of $9 million, primarily as a result of the gain on the sale of community newspapers of $21 million and the dilution gain of $2 million related to TEN Group offset by the loss on the sale of our common share holdings in SBS Broadcasting S.A. of $11 million and write-downs of $3 million. In fiscal 2002, we recorded a $49 million gain on the sale of community newspapers, and a $67 million gain on the sale of CKVU, offset by write-downs of $85 million related to non-temporary declines in fair value of other investments. Dividend income of $4 million from UTV was consistent with fiscal 2002.

      Income Taxes. The provision for income taxes was $3 million in fiscal 2003, compared to $6 million in fiscal 2002.

      Interest in Earnings of TEN Group. Our interest in earnings of TEN Group was $101 million in fiscal 2003 compared to a loss of $12 million in fiscal 2002. In fiscal 2003, TEN Group recorded a charge of $18 million related to program inventory write-downs, and a recovery of income taxes of $64 million primarily as a result of new tax consolidation legislation in Australia. In fiscal 2002, TEN Group recorded an investment write-down of $17 million, a charge for Eye Corp. goodwill impairment of $56 million and a charge related to the resolution of a taxation issue of $30 million. For fiscal 2003, results from TEN Group were translated at an average exchange rate which was 7% higher than the average rate of translation used in fiscal 2002.

      Net Earnings. Net earnings for fiscal year 2003 were $115 million compared to net earnings of $33 million for fiscal year 2002.

SEGMENT RESULTS

Canadian publishing and online.

   - Revenues. Segment revenues declined from $1,320 million in fiscal 2002 to $1,208 million in fiscal 2003. The decline primarily reflects the sale of publishing assets. Excluding the revenues of the sold papers, revenues increased by 3%. Newspaper advertising was bolstered by robust activity in the automotive and technology sectors through the second half of fiscal 2003. Advertising and circulation comprised 76% and 21%, respectively, of our newspaper revenues for fiscal 2003, consistent with the prior year.

   - Operating expenses. Segment operating expenses (including selling, general and administrative expenses) declined from $1,035 million in fiscal 2002 to $950 million in fiscal 2003, reflecting the sale of publishing assets. Excluding expenses attributable to the sold publishing assets, segment operating expenses increased by 1%. This reflects normal cost escalations, particularly payroll and moderate increases in the price of newsprint.

   - Segment operating profit. Segment operating profit declined from $285 million in fiscal 2002 to $258 million in fiscal 2003, reflecting the sale of publishing assets. Excluding the results of the sold publishing assets, segment operating profit increased by 7%. Our online operations achieved a significant improvement in fiscal 2003 and for the first time recorded positive operating profit of just under $1 million, compared to losses of $4.5 million the previous year. The online properties are now more closely aligned with other media properties and are contributing to overall profitability.

   - Restructuring Expenses. Restructuring expenses of $9 million were incurred in respect of this segment in fiscal 2003 related to the restructuring of our Canadian media operations. This charge consists of $9 million in employee severance costs. These charges are not reflected in segment operating profit.

CANADIAN TELEVISION

   - Revenues. Segment revenues were up by 6% to $730 million from $692 million recorded in the previous year, reflecting in part, the strength of the Canadian television advertising market. Revenues at conventional television operations and at Global Prime increased by 5% in fiscal 2003 compared to fiscal 2002. Our six digital specialty channels saw revenues double to $9 million in fiscal 2003, their second full year of operation. Our portfolio of digital channels continue to perform well relative to their peers, steadily gaining subscribers. Subsequent to the end of fiscal 2003, we launched a seventh channel, CoolTV.

   - Operating expenses. Segment operating expenses (including selling, general and administrative expenses) increased by 3% to $514 million in fiscal 2003, compared to $501 million in fiscal 2002. The increase primarily reflects nominal inflationary increases and costs related to the start up of Cool FM. Programming expenses were consistent with the previous year.

   - Segment operating profit. As a result of revenue increases and expense control, our Canadian television segment operating profit increased 13% to $216 million in fiscal 2003.

   - Restructuring expenses. Restructuring expenses of $3 million were incurred in respect of this segment in fiscal 2003 consisting of employee severance costs related to the restructuring of our Canadian media operations. These charges are not reflected in segment operating profit.

AUSTRALIAN TELEVISION

         Segment operating revenues increased by $55 million to $336 million in fiscal 2003, reflecting significant ratings gains for Network TEN's prime time schedule in its target demographic of 16 to 39 year olds and significant ratings gains related to Network TEN's acquisition of key sports properties. Segment operating expenses increased by $30 million, primarily reflecting higher programming expenses for sports and other programming. Segment operating profit increased by $25 million, or 31%, to $107 million, as the revenue gains more than offset the increase in operating expenses. Results from Australia were converted at an average exchange rate of .8893, an increase of 7% over the prior year rate of exchange.

New Zealand television

         Revenues from television broadcast operations for New Zealand's 3 and TV4 television networks increased by 38% to $95 million for fiscal 2003 from $69 million the previous year. In local currency, revenues increased by 22% compared to fiscal 2002. Segment operating profit also grew to $10 million in fiscal 2003 compared to a loss of $2 million in fiscal 2002. Results from New Zealand were translated at an average exchange rate of 0.7957, an increase of 15% over the prior year's rate of exchange. A combination of factors contributed to the improved results, including higher ratings, improved advertising market conditions, and higher prices for advertising. A stronger New Zealand dollar also helped to reduce the cost of imported programming. In October 2003, TV4 was relaunched as C4 with a youth music format.

Irish television

         Our 45% share of revenues at TV3 in the Republic of Ireland increased 15% to $32 million in fiscal 2003 from $28 million the previous year. Our share of TV3's segment operating profit was $10 million, up from $8 million the previous year.

New Zealand radio

         RadioWorks continued its steady performance, increasing revenues and segment operating profit. Revenue grew by 21% to $73 million in fiscal 2003 from $61 million the previous year. Segment operating profit grew by 27% to $21 million in fiscal 2003 from $16 million in the previous year.

Outdoor

         Segment operating profit improved to $3 million in fiscal 2003 from $1 million in fiscal 2002, primarily reflecting lower operating expenses.

Corporate and other

      Corporate and other segment expenses decreased by 13% to $23 million in fiscal 2003 from $27 million in fiscal 2002. In addition, restructuring expenses of $1 million were incurred in fiscal 2003 in respect of this segment consisting of employee severance costs.

CONSOLIDATED QUARTERLY FINANCIAL RESULTS

                                                                                          THREE MONTHS ENDED
                                                                    -------------------------------------------------------------
                                                                      AUGUST 31,       MAY 31,      FEBRUARY 28,    NOVEMBER 30,
                                                                    -------------   -----------     ------------    -------------
                                                                                                 2004
                                                                    -------------------------------------------------------------
                                                                                  (IN THOUSANDS OF CANADIAN DOLLARS)
Revenue *.......................................................    $   469,607     $  575,768      $  499,709     $  567,950
Operating expenses *............................................        408,846        432,629         408,258        414,268
Restructuring expenses..........................................          2,445              -               -              -
                                                                    -----------     ----------      ----------     ----------
                                                                         58,316        143,139          91,451        153,682
Amortization of intangibles.....................................         (4,375)        (4,375)         (4,375)        (4,375)
Amortization of property, plant, and equipment and other .......        (16,027)       (20,503)        (19,530)       (19,564)
Interest expense and other financing expenses...................       (130,709)       (73,887)        (95,564)       (74,533)
Investment income...............................................        113,254            354        (417,294)           249
Dividend income.................................................              -          2,323               -          1,415
                                                                    -----------     ----------      ----------     ----------
                                                                         20,459         47,051        (445,312)        56,874
Provision for (recovery of) income taxes........................        (22,660)        10,155          (9,611)        12,209
                                                                    -----------     ----------      ----------     ----------
                                                                         43,119         36,896        (435,701)        44,665
Minority interest...............................................           (478)             -               -              -
Interest in earnings of TEN Group...............................         22,724         20,573          17,699         38,893
Interest in loss of other equity accounted affiliates...........            (69)          (207)           (186)          (163)
Realized currency translation adjustments.......................         (5,138)        (5,011)          2,626            500
                                                                    -----------     ----------      ----------     ----------
Net earnings (loss).............................................    $    60,158     $   52,251      $ (415,562)    $   83,895
                                                                    ===========     ==========      ==========     ==========
Cash flow from operating activities.............................    $   145,341     $   26,529      $  175,238     $  (32,164)
                                                                    ===========     ==========      ==========     ==========

*     Revised see note 1(c) to our audited consolidated financial statements.

                                                                  THREE MONTHS ENDED
                                                   -------------------------------------------------------
                                                   AUGUST 31,      MAY 31,      FEBRUARY 28,   NOVEMBER 30,
                                                   ---------      ---------     -----------    -----------
                                                                           2003
                                                   -------------------------------------------------------
                                                              (IN THOUSANDS OF CANADIAN DOLLARS)
Revenue * ......................................   $ 464,378      $ 569,600      $ 507,948      $ 597,606
Operating expenses * ...........................     399,204        414,378        411,028        422,718
Restructuring expenses .........................      (1,147)        14,136              -              -
                                                   ---------      ---------      ---------      ---------
                                                      66,321        141,086         96,920        174,888
Amortization of intangibles ....................      (4,375)        (4,375)        (4,375)        (4,375)
Amortization of property, plant, and
    equipment and other ........................     (17,693)       (18,550)       (20,625)       (20,319)
Interest expense and other financing expenses ..     (89,806)       (97,015)      (101,243)       (91,749)
Investment income ..............................     (10,591)        (2,277)        22,108              -
Dividend income ................................           -          1,999              -          1,533
                                                   ---------      ---------      ---------      ---------
                                                     (56,144)        20,868         (7,215)        59,978
Provision for (recovery of) income taxes .......     (12,542)         8,657        (10,560)        17,454
                                                   ---------      ---------      ---------      ---------
                                                     (43,602)        12,211          3,345         42,524
Interest in earnings of TEN Group ..............      52,250         12,428         10,884         25,777
Interest in loss of other equity accounted
    affiliates .................................        (297)          (256)          (449)          (330)
Realized currency translation adjustments ......         229          1,593           (900)             -
                                                   ---------      ---------      ---------      ---------
Net earnings ...................................   $   8,580      $  25,976      $  12,880      $  67,971
                                                   =========      =========      =========      =========
Cash flow from operating activities ............   $  98,184      $  48,258      $ 180,811      $ (49,645)
                                                   =========      =========      =========      =========

*     Revised see note 1(c) to our audited consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

OVERVIEW

      Our principal uses of funds are for capital expenditures and repayment of debt. We have historically met these requirements by using cash generated from operating activities and through short-term and long-term debt. We believe these sources of funds, together with our cash on hand, will continue to be adequate to meet our currently anticipated capital requirements.

      We also review acquisition and investment opportunities in the course of our business and will, if a suitable opportunity arises and is permitted by the terms of our debt instruments, make selected acquisitions and investments to implement our business strategy. We expect that the funding for any such acquisitions or investments would come from working capital, borrowing under our credit facility or future credit facilities, additional equity and debt financing, entering into joint ventures or a combination of these methods. Similarly, from time to time, we review opportunities to dispose of non-core assets, and may, if a suitable opportunity arises, sell certain non-core assets.

      For fiscal 2005, our major non-operating cash requirements include expected capital expenditures of approximately $90 million, swap recouponing payments as discussed below in swap transactions, and repayment of $10 million in principal payments on long-term debt due in 2004 and 2005. We expect to meet our cash needs for fiscal 2005 primarily through a combination of operating cash flow and cash on hand.

SOURCES OF FUNDS

      Our principal sources of liquidity are cash and cash equivalents on hand and cash flows from operating activities. At August 31, 2004, we had cash on hand of $77 million. We generated cash flows from operating activities of $315 million in fiscal 2004 and $278 million in fiscal 2003. These amounts include cash distributions from TEN Group of $105 million in fiscal 2004 and $33 million in the fiscal 2003. As a result of dividends declared by TEN Group in June 2004 and December 2004, we received $99 million in December 2004. In addition, we expect to receive additional distributions from TEN Group in July 2005.

      In addition to the above sources of liquidity, at August 31, 2004, after giving effect to the amalgamation and refinancing transactions described below, we would have had unused borrowing capacity under our revolving credit facility of $292 million.

Investing activities

      In fiscal 2004, we received proceeds of $144 million from the sale of our shares in UTV. In addition, we received net proceeds of $83 million from the New Zealand IPO and we received $168 million through new financing in New Zealand. Proceeds from the sales and refinancing in New Zealand, in total amounting to $395 million, were applied to our Senior Credit facility. Repayments of an additional $235 million were made from our operating cash flow.

USES OF FUNDS

Capital Expenditures

      In fiscal 2004, our capital expenditures amounted to $53 million. We also invested $6 million in the acquisition of new FM radio frequencies related to our New Zealand radio operations. In fiscal 2005, we expect to increase our capital expenditure budget to approximately $90 million which will be funded from cash flows from operating activities. This amount includes an $18 million investment in a new broadcast traffic and sales management system, $8 million for a new classified system to support our Canadian publishing operations and approximately $9 million to support the growth of our online operations as well as expenditures for regular replacement. Our capital expenditures including investments in broadcast licenses for fiscal 2003 and fiscal 2002 were $41 million and $52 million, respectively.

Swap transactions

      Under our credit facility, we are required to maintain the fair value of our foreign currency and interest rate swaps above a prescribed minimum liability ($500 million at August 31, 2004, which increased to $600 million subsequent to year end). In addition, there are prescribed minimums with individual counterparties. Under these agreements, which have two-way recouponing provisions, we were required to make net recouponing payments of $28 million in fiscal 2004. Subsequent to year end, we were required to make further net recouponing payments of $97 million in the first half of fiscal 2005. Further strengthening of the Canadian currency and/or declining interest rates may result in further prepayment requirements.

DEBT

General

      At August 31, 2004, we had total outstanding debt of $2,872 million. For additional information concerning our indebtedness see note 9 to our audited consolidated financial statements. At the same date, after giving effect to the net $944 million in additional debt incurred as a result of the amalgamation and refinancing transactions described below, our total debt would have been $2,935 million.

Credit Facility

      Total credit available under our senior secured credit facility was $1,078 million as of August 31, 2004, of which we had drawn $665 million at August 31, 2004. The facility includes revolving and non-revolving tranches with terms ranging from two and a half to five years. The credit facility is collateralized by substantially all of our assets and is our most significant debt agreement.

      Our credit facility currently requires us to maintain a leverage ratio of
6.0 times. The required ratio will decrease to 5.75 times for the quarter ending May 31, 2006 through the quarter ending November 31, 2006 and 5.50 times for the quarter ending February 28, 2007 and each quarter thereafter. Failure to comply with the covenant would constitute an event of default under our credit facility that would give the administrative agent under the credit facility the ability to declare the outstanding principal amount immediately due and payable. Any such acceleration could have a material adverse effect on our liquidity.

      At August 31, 2004, our total leverage ratio as calculated under our credit facility was 3.64 times cash flow for debt covenant purposes for fiscal year 2004, compared to a covenant of 6.0 times. After giving effect to the amalgamation and related transactions, our leverage ratio under our credit facility would be 5.43 times cash flow for debt covenant purposes.

      We have presented the leverage ratio in our discussion of liquidity and capital resources due to the importance of the credit facility and the leverage ratio. For a reconciliation of the numerator and denominator of the leverage ratio to the most directly comparable GAAP measures, see "Reconciliation of Non-GAAP Financial Measures" below.

Maturity Profile of Long-Term Debt

      The following table summarizes the maturity profile of our long-term debt at August 31, 2004.

YEAR ENDING AUGUST 31,          PRINCIPAL AMOUNT
----------------------          ----------------
                             (thousands of dollars)
          2005                        31,712
          2006                         9,726
          2007                        10,671
          2008                        10,546
          2009                       921,583
 Thereafter (1)                    1,888,065

-------------------
(1) Includes $881.1 million in Junior subordinated notes which were subsequently refinanced through the issuance of $944.2 million of new debt maturing on September 15, 2012, see the amalgamation and refinancing transactions described below.

      The provisions of the credit facility require that, for fiscal years in which the credit rating for the credit facility is below a prescribed level, we must make a prepayment of our credit facility equal to 50% of our free cash flow, as defined under the facility, for such fiscal year subject to certain limitations. We were required to make a prepayment of $42 million in January 2004 in respect of fiscal 2003. In fiscal 2004 we made a voluntary prepayment, the result of which we were not required to make a prepayment under this provision in respect of fiscal 2004.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

      The Company's obligations under firm contractual arrangements, including commitments for future payments under long term debt arrangements, operating lease arrangements, purchase commitments and other long term liabilities as at August 31, 2004 are summarized below.

                                                            PAYMENTS DUE BY PERIOD
                                      ------------------------------------------------------------------
                                                    LESS THAN 1
                                         TOTAL         YEAR       1 - 3 YEARS  3 - 5 YEARS    THEREAFTER
                                      ----------    -----------   -----------  -----------    ----------
                                                         (IN THOUSANDS OF CANADIAN DOLLARS)
Long term debt (4) .................  $2,872,303     $   31,712   $   20,397   $  932,129     $1,888,065
Cash interest obligations on long
    term debt (1)(4) ...............   1,464,232        158,097      530,305      426,626        349,204
Operating leases ...................     153,942         27,554       46,156       34,668         45,564
Purchase obligations(2) ............     652,451        329,853      237,774       84,592            232
Estimated pension funding
    obligations(3) .................      71,348         10,454       26,219       34,675        135,287
Other long term liabilities ........     197,924              -       61,758      101,023         35,143
                                      ----------     ----------   ----------   ----------     ----------
Total ..............................  $5,412,200     $  557,670   $  922,609   $1,613,713     $2,318,208
                                      ==========     ==========   ==========   ==========     ==========

---------------
(1) Interest obligations on long term debt represents an estimate of future cash interest expense based on current interest rates, current debt levels and scheduled debt repayment and their related interest rate and foreign currency interest rate swaps. This estimate includes our cash interest obligations under our fixed rate subordinated notes commencing in fiscal 2006. As a result of the amalgamation and refinancing cash interest expense for the periods noted will change as follows: less than one year - increase by $54.5 million, 1 - 3 years - decrease by $71.5 million, 3 - 5 years - decrease by $102.3 million and thereafter - increase by $63 million.

(2) Purchase obligations represent an estimate of our contractual commitments to purchase broadcast rights and to make investments in television programs, as well as our management services agreement with The Ravelston Corporation Limited.

(3) Pension funding obligation estimates are only available for the next five years.

(4) Includes our $881.1 million in subordinated notes which subsequent to year end were refinanced by the issuance of $944 million in new notes maturing September 15, 2012. See the amalgamation and refinancing transactions described herein.

OFF BALANCE SHEET ARRANGEMENTS

      In connection with the disposition of assets, the Company has provided customary representations and warranties that range in duration. In addition, as is customary, the Company has agreed to indemnify the buyers of certain assets in respect of certain liabilities pertaining to events occurring prior to the respective sales relating to taxation, environmental, litigation and other matters. The Company is unable to estimate the maximum potential liability for these indemnifications as the underlying agreements often do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined.

                  THE AMALGAMATION AND REFINANCING TRANSACTIONS

      After the end of fiscal 2004, on November 18, 2004 we amalgamated with CanWest Media Inc., our subsidiary, to form a new company that is also named CanWest Media Inc. In connection with the amalgamation and related refinancing transactions:

      - Our 12.125% Fixed Rate Subordinated Debentures due November 15, 2010 were repurchased and canceled.

      - We issued new senior subordinated notes (the "New Notes") with a book value of $944 million and an effective interest rate of approximately 7.3%. The New Notes have a face value of $908 million and carry an 8% coupon.

      - 3815668 Canada Inc. and CanWest Media Inc. amalgamated to form a new company that is also called CanWest Media Inc. Upon the amalgamation, the New Notes became obligations of the new CanWest Media Inc.

      A loss of $44 million was recorded by the new CanWest Media Inc. in the first quarter of fiscal 2005 equivalent to the difference between the fair value of the New Notes and the book value of the Old Notes notes extinguished. To November 2005, the Old Notes could at our option be settled by the issuance of additional Old Notes . The interest obligations under the New Notes are cash settled on a semi annual basis. Interest expense related to the New Notes will be approximately $69 million annually while the cash interest obligation will be approximately $73 million. The New Notes will be included in total debt for the purpose of the covenant calculation and as at August 31, 2004 would have increased our total debt leverage ratio to 5.43 times and would have reduced our borrowing capacity under our senior credit facility to $292 million.

In connection with the issuance of the New Notes, we entered into swaps to pay floating rates of approximately 7% (as at November 18, 2004) on C$908 million and receive 8% fixed on a notional amount of U.S.$761 million.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      Our primary market risk exposures are interest rate and foreign exchange rate risk. We are exposed to interest rate risk and foreign exchange rate fluctuations resulting from the issuance of floating rate debt and debt denominated in U.S. dollars. In addition to monitoring the ratio of fixed rate debt to long-term debt, we use interest rate swaps to manage the proportion of total debt that is subject to variable rates. Cross currency swaps are used to hedge both the interest rate and the currency exposure on debt originally issued in U.S. dollars. We do not enter into any derivatives for trading purposes.

      We have fully hedged the currency exposure on our U.S. dollar denominated debt with the exception of senior and senior subordinated notes in the amount of US$42 million, and have fixed the interest rate of 100% of our floating rate debt by entering into a combination of cross currency swaps and interest rate swaps.

      As of August 31, 2004, we have entered into interest rate swap contracts to pay fixed rates of interest (at an average rate of 8.28%) and receive floating rates of interest (at an average rate of 4.16%) on a notional amount of $528 million. We have entered into pay fixed receive floating cross currency swap contracts at an average rate of 8.63% on a notional amount of $1,062 million and receive floating rates of 4.0% on a notional amount of US$686 million. We have also entered into pay floating receive fixed cross currency swap contracts at an average floating rate of 6.62% on a notional amount of $954 million and an average fixed rate of 9.7% on a notional amount of US$625 million.

      Based on the current swap contracts outstanding and the current level of variable rate debt, we estimate that a 1% increase in floating interest rates will increase annual interest expense by $9.5 million. This estimate is based on the assumption of a constant variable rate debt and swap level and an immediate rate increase with no subsequent rate changes in the remaining term to maturity.

      The fair value of the swap contracts represents an estimate of the amount that we would receive or pay if the contracts were closed out at a market price on the balance sheet date. As of August 31, 2004, our outstanding swap contracts were in a net unrealized loss position of $432 million.

      Unrealized gains related to foreign exchange on U.S. dollar denominated debt amounted to $244 million as at August 31, 2004.

      As of August 31, 2004, assuming all other variables are held constant, a 10 basis point parallel upward shift in the Canadian and U.S. fixed yield would result in a $0.4 million improvement in the mark to market value of all swaps. A $0.001 change in the value of the Canadian dollar against the U.S. dollar, assuming all other variables are held constant, would result in a $1.6 million change in the mark to market value of the cross currency swaps.

      In November 2004, we entered into swaps related to our new $908 million (US$761 million) notes to pay floating rates of approximately 7% (at November 18, 2004) on C$908 million and receive 8% fixed on a notional amount of US$761 million.

      Adjusted to include the new debt and related swaps, a 1% increase in floating rates would increase our annual interest expense by $18.6 million. Further, assuming all other variables are constant a 10 basis point increase in the Canadian/US fixed yield would result in a $5 million deterioration in the fair value of our swaps. This estimate is based on the assumption of a constant variable rate debt and swap level and an immediate rate increase with no subsequent rate changes in the remaining term to maturity.

      We are also exposed to foreign exchange and interest rate risk as a result of debt and related swaps issued by CanWest MediaWorks (NZ), TV3 Ireland and TEN Group. As at August 31, 2004, our share of TV3 Ireland debt was $21.9 million (E13.7 million). E10 million of this debt was swapped to a fixed rate (at an average rate of 3.23%) and the remainder of the debt bears interest at a floating rate. As at August 31, 2004, CanWest MediaWorks (NZ) had $173.1 million (NZ $200.0 million) of debt. NZ $50.0 million of this debt was swapped to a fixed rate (at an average rate of 6.17% until 2006), and the remainder of the debt bears interest at a floating rate. Based on current swap contracts outstanding, the current level of variable rate debt and consistent foreign exchange rates, we estimated that a 1% increase in floating interest rates will increase annual interest expense by $1.3 million. This estimate is based on the assumption of a constant variable rate debt and swap level and an immediate rate increase with no subsequent rate changes in the remaining term to maturity.

      As at August 31, 2004, TEN Group had long term debt of $362.0 million (A $387.0 million). TEN Group has entered into pay floating receive fixed cross currency swap contracts at an average floating rate of 6.4% on a notional amount of A$210.1 million and receive fixed rates on a notional amount of US$125 million. TEN Group has also entered into interest rate swap contracts to pay fixed rates of interest (at an average rate of 5.7%) on a notional amount of A$250.0 million. Based on current swap contracts outstanding, the current level of variable rate debt and consistent foreign exchange rates, we estimated that a 1% increase in floating interest rates will reduce our interest in TEN Group's earnings by approximately $1.3 million. This estimate is based on the assumption of a constant variable rate debt and swap level and an immediate rate increase with no subsequent rate changes in the remaining term to maturity.

      In addition to foreign exchange rate risk on foreign currency denominated debt, we are also exposed to some currency risk as a result of having investments and carrying on business in currencies other than the Canadian dollar. All of our foreign operations are self-sustaining, and therefore foreign exchange gains and losses are deferred as a separate component of shareholders' equity. We translate the earnings of equity accounted subsidiaries and affiliates at the average rate of translation of the relevant period. We recognize deferred translation gains and losses as appropriate upon dispositions and/or distributions from such operations. Our primary currency exposures are to variations in the Australian and New Zealand currencies relative to the Canadian dollar as a result of our investment in Network TEN and our New Zealand television and radio operations.

RELATED PARTY TRANSACTIONS

      We have entered into various transactions with management and other related parties including the following, which we believe are on substantially comparable terms as those which we could have obtained with unrelated parties on an arm's length basis:

      - We paid CanWest and affiliate companies $2.3 million in operating lease payments during the year ended August 31, 2003 and $3.1 million in the year ended August 31, 2004 and expect to make similar payments in the future.

      - As of August 31, 2004, we had outstanding advances due from CanWest of $80 million.

      - As of August 31, 2004, we have loans outstanding to Fireworks Entertainment Inc. in the principal amount of $414 million as well as a non interest bearing loan to CanWest Entertainment Inc. in the amount of $61 million. The proceeds of such loans were used for the acquisition of Fireworks Entertainment Inc., production of content and related operating expenses, as well as a $110 million loan used to acquire a film and program library. Following a period of poor financial performance and increasing concern about the significant decline in the marketability of Fireworks products internationally, CanWest has commenced a process to sell Fireworks Entertainment Inc. and its subsidiaries. A comprehensive revaluation of the fair value of the assets and liabilities of Fireworks Entertainment was completed which resulted in the determination of a fair value that was significantly below the book value of the loans, and accordingly, we have established a provision of $419 million against these loans.

      - We acquired broadcast rights for various television programs from Fireworks in the amount of $7 million during the year ended August 31, 2003 and $5 million in the year ended August 31, 2004.

      - As of August 31, 2004 we had senior subordinated notes held by CanWest Communications, the parent company of CanWest, totaling $55 million (US$42 million). This debt, issued in May 2001, matures May 15, 2011 and bears interest at 10.625%. Interest expense related to this debt totaled $6 million during the year ended August 31, 2003 and $6 million in the year ended August 31, 2004.

      In addition, CanWest has approved stock based compensation programs, the purpose of which are to provide our employees and certain of our directors and the directors of our subsidiaries with the opportunity to participate in the growth and development of CanWest through the granting of options on CanWest shares and share purchase loans. Under our employee stock option plan, certain of our employees are issued stock options for shares of CanWest, our ultimate parent. In accordance with our accounting policies for stock based compensation, as a result of the granting of stock options we record compensation expense and an amount payable to CanWest equivalent to the fair value of the options granted. For fiscal 2004, our stock compensation expense was $1 million (2003 - nil), the amount payable to CanWest is included in the balances listed above.

      In connection with the acquisition of our Canadian publishing assets, in November 2000, CanWest entered into a management services agreement with Ravelston, under which Ravelston provides advisory, consultative, procurement and administrative services to our Canadian publishing operations and to The National Post Company. The agreement provides for annual payments of $6.0 million. Either party upon six months notice may terminate the agreement. In the event of termination by CanWest, a fee of $45 million is payable. In the event of termination by Ravelston or in the event that Ravelston is unable to perform the services in accordance with the agreement, a fee in the amount of $23 million is payable.

                 DIFFERENCES BETWEEN CANADIAN GAAP AND U.S. GAAP

      The preceding discussion and analysis has been based upon financial statements prepared in accordance with Canadian GAAP, which differs in certain respects from United States GAAP. The significant differences relevant to us are discussed in detail in note 23 of Notes to the Consolidated Financial Statements for the years ended August 31, 2004 and August 31, 2003.

                  RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

      Following is a reconciliation of operating income before amortization, a non-GAAP measure, to net earnings, its most closely comparable GAAP measure.

                                                  YEAR ENDED AUGUST 31,
                                           ----------------------------------
                                             2004         2003         2002
                                           --------     --------     --------
                                           (IN THOUSANDS OF CANADIAN DOLLARS)
Net earnings (loss) .....................  (219,258)     115,407       33,395
Amortization ............................    93,124       94,687       97,600
Interest and other financing expenses ...   374,693      379,813      360,796
Investment gains, losses and dividend
   income ...............................   299,699      (12,772)     (37,084)
Provision for (recovery of) income tax
   expense ..............................    (9,907)       3,009        6,335
Interest in earnings of equity
   accounted affiliates and other .......   (99,264)    (100,007)      13,338
Minority interests ......................       478            -       (4,330)
Realized currency translation
   adjustments ..........................     7,023         (922)       1,000
                                           --------     --------     --------
Operating income before amortization ....   446,588      479,215      471,050
                                           ========     ========     ========

RECONCILIATION OF TOTAL DEBT LEVERAGE RATIO

      The following is a reconciliation of the numerator and denominator of our leverage ratio for purposes of our credit facility covenants to the most directly comparable GAAP measures, in thousands of Canadian dollars.

RECONCILIATION OF NUMERATOR:
Total debt in accordance with GAAP............................   2,872,303
Less debt of unrestricted subsidiaries:
  CanWest MediaWorks (NZ).....................................    (173,120)
  TV3 Ireland.................................................     (21,943)
Exclude junior subordinated notes.............................    (881,116)
Exclude bond discounts........................................      10,915
Include letters of credit.....................................      37,915
                                                                 ---------
Total debt for covenant (a)...................................   1,844,954
Notes issued in connection with
  the amalgamation and refinancing............................     944,174
Less premium .................................................     (36,132)
                                                                 ---------
Adjusted total debt for covenant (b)..........................   2,752,996
                                                                 =========

RECONCILIATION OF DENOMINATOR:
Operating income before amortization as reconciled above......     446,588
Less segment operating profit of unrestricted subsidiaries:
  CanWest MediaWorks (NZ).....................................     (50,779)
  TV3 Ireland.................................................     (10,591)
  Prime.......................................................      (8,877)
Add back restructuring expenses...............................       2,445
Add distributions from unrestricted subsidiaries:
  TEN Group...................................................     104,855
  CanWest Media Works (NZ)....................................      18,518

  CanWest Ireland Sales Limited...............................       2,348
  Prime.......................................................       2,948
                                                                 ---------
Total (c).....................................................     507,455
                                                                 =========

Total debt leverage ratio = a/c...............................        3.64

Total debt leverage ratio adjusted
  to reflect the amalgamation and refinancing = b/c...........        5.43

                               3815668 CANADA INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

               FOR THE YEARS ENDED AUGUST 31, 2004, 2003 AND 2002

[PRICEWATERHOUSECOOPERS LOGO]

                                                   PRICEWATERHOUSECOOPERS LLP
                                                   CHARTERED ACCOUNTANTS
November 10, 2004, except for note 22              One Lombard Place, Suite 2300
which is as of November 18, 2004, and              Winnipeg, Manitoba
notes 1 and 23 which are as of February            Canada R3B 0X6
23, 2005                                           Telephone +1 (204) 926 2400
                                                   Facsimile +1 (204) 944 1020

AUDITORS' REPORT

TO THE DIRECTORS OF
3815668 CANADA INC.

We have audited the consolidated balance sheets of 3815668 CANADA INC. as at August 31, 2004 and August 31, 2003 and the related consolidated statements of earnings, retained earnings and cash flows for each of the three years in the period ended August 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2004 and August 31, 2003 and the results of its operations and its cash flows for each of the three years in the period ended August 31, 2004 in accordance with Canadian generally accepted accounting principles.

(PRICEWATERHOUSECOOPERS LLP)

CHARTERED ACCOUNTANTS
WINNIPEG, CANADA

November 10, 2004, except for note 22 which is as of November 18, 2004, and notes 1 and 23 which are as of February 23, 2005

COMMENTS BY AUDITORS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the changes described in note 1 and correction of errors as described in notes 1, 7 and 23 to the consolidated financial statements. Our report to the directors dated November 10, 2004, except for note 22 which is as of November 18, 2004, and notes 1 and 23 which are as of February 23, 2005, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles or corrections of errors in the auditors' report when the changes are properly accounted for and adequately disclosed in the financial statements.

(PRICEWATERHOUSECOOPERS LLP)

CHARTERED ACCOUNTANTS
WINNIPEG, CANADA

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

                              3815668 CANADA INC.
                   CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
                         FOR THE YEARS ENDED AUGUST 31
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                              2004            2003                 2002
                                                                       REVISED (NOTE 1(C))  REVISED (NOTE 1(C))
Revenue                                                    2,113,034        2,139,532            2,170,271
Operating expenses                                         1,124,543        1,115,849            1,158,869
Selling, general and administrative expenses                 539,458          531,479              540,352
Restructuring expenses (note 10)                               2,445           12,989                    -
                                                           ---------        ---------            ---------
                                                             446,588          479,215              471,050
Amortization of intangibles (note 8)                          17,500           17,500               17,500
Amortization of property, plant and equipment                 70,589           70,100               73,430
Other amortization                                             5,035            7,087                6,670
                                                           ---------        ---------            ---------
Operating income                                             353,464          384,528              373,450
Interest expense                                            (310,710)        (352,479)            (349,692)
Interest income                                                9,635                -                    -
Amortization of deferred financing costs                      (7,864)          (8,247)              (9,942)
Interest rate and foreign currency swap losses (note 9)     (110,860)         (23,015)              (1,631)
Foreign exchange gains (note 9)                               45,106            3,928                  469
Loan impairment (note 17)                                   (418,746)               -                    -
Investment gains and losses, net of write-down (note 14)     115,309            9,240               33,843
Dividend income                                                3,738            3,532                3,241
                                                           ---------        ---------            ---------
                                                            (320,928)          17,487               49,738
Provision for (recovery of) income taxes (note 13)            (9,907)           3,009                6,335
                                                           ---------        ---------            ---------
Earnings (loss) before the following                        (311,021)          14,478               43,403
Minority interest                                               (478)               -                4,330
Interest in earnings (loss) of TEN Group (note 3)             99,889          101,339              (11,815)
Interest in loss of other equity accounted affiliates           (625)          (1,332)              (1,523)
Realized currency translation adjustments (note 12)           (7,023)             922               (1,000)
                                                           ---------        ---------            ---------
NET EARNINGS (LOSS) FOR THE YEAR                            (219,258)         115,407               33,395
                                                           =========        =========            =========

The notes constitute an integral part of the consolidated financial statements.

                               3815668 CANADA INC.
                           CONSOLIDATED BALANCE SHEETS
                                 AS AT AUGUST 31
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                                   2004           2003
                                                                            REVISED (NOTE 7)
ASSETS
CURRENT ASSETS
Cash                                                               77,335        115,522
Accounts receivable                                               361,085        370,132
Distributions receivable from TEN Group                            36,567         20,909
Inventory                                                          13,449         14,509
Investment in film and television programs (note 5)                71,601         82,912
Future income taxes (note 13)                                       6,166         20,223
Other assets                                                       18,853         10,483
                                                                ---------      ---------
                                                                  585,056        634,690
Investment in TEN Group (note 3)                                   39,929         55,546
Other investments (note 4)                                         12,024        109,280
Investment in film and television programs (note 5)                33,467         30,960
Due from parent and affiliated companies (note 17)                135,172        514,478
Property, plant and equipment (note 6)                            618,042        624,820
Other assets (note 16)                                             86,259         75,012
Intangible assets (note 8)                                        928,787        939,162
Goodwill (note 7)                                               2,373,442      2,366,776
                                                                ---------      ---------
                                                                4,812,178      5,350,724
                                                                =========      =========
LIABILITIES
CURRENT LIABILITIES
Accounts payable                                                   62,363        107,503
Accrued liabilities (note 10)                                     196,323        194,709
Income taxes payable                                               10,431         29,546
Film and television program accounts payable                       27,966         30,507
Deferred revenue                                                   31,959         30,067
Future income taxes (note 13)                                       6,072          6,072
Current portion of long term debt                                  31,712         63,078
                                                                ---------      ---------
                                                                  366,826        461,482
Long term debt and related foreign currency swap
    liability (note 9)                                          2,840,591      3,167,311
Interest rate and foreign currency swap liability (note 9)        120,341         24,646
Other accrued liabilities (note 16)                                77,583         78,601
Future income taxes (note 13)                                     136,123        164,175
Minority interest                                                  16,142              -
                                                                ---------      ---------
                                                                3,557,606      3,896,215
                                                                ---------      ---------
Commitments, contingencies and guarantees (note 20)

SHAREHOLDER'S EQUITY
Capital Stock (note 11)                                           438,838        438,838
Contributed surplus                                               132,953        132,953
Retained earnings                                                 690,953        910,211
Cumulative foreign currency translation adjustments (note 12)      (8,172)       (27,493)
                                                                ---------      ---------
                                                                1,254,572      1,454,509
                                                                ---------      ---------
                                                                4,812,178      5,350,724
                                                                =========      =========

The notes constitute an integral part of the consolidated financial statements.

Signed on behalf of the Board

/s/ Jalynn Bennett                                            /s/ Frank McKenna
Director                                                      Director

                               3815668 CANADA INC.
                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
                          FOR THE YEARS ENDED AUGUST 31
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                                  2004      2003      2002
Retained earnings - beginning of year, as previously reported   910,211   794,804   806,678

Adjustment for adoption of new accounting pronouncement               -         -   (45,269)
                                                               --------   -------   -------

Retained earnings - beginning of year, as adjusted              910,211   794,804   761,409

Net earnings (loss) for the year                               (219,258)  115,407    33,395
                                                               --------   -------   -------

Retained earnings - end of year                                 690,953   910,211   794,804
                                                               ========   =======   =======

The notes constitute an integral part of the consolidated financial statements.

                               3815668 CANADA INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                          FOR THE YEARS ENDED AUGUST 31
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                                        2004       2003       2002
CASH GENERATED (UTILIZED) BY:
OPERATING ACTIVITIES
Net earnings (loss) for the year                                      (219,258)   115,407     33,395
Items not affecting cash
   Amortization                                                        100,988    102,934    107,542
   Interest paid in kind                                                97,950    108,385    105,790
   Future income taxes                                                 (22,869)   (19,398)    11,210
   Interest in (earnings) loss of TEN Group                            (99,889)  (101,339)    11,815
   Realized currency translation adjustments                             7,023       (922)     1,000
   Loan impairment                                                     418,746          -          -
   Interest rate and foreign currency swap losses net of settlements    98,056     23,015      1,631
   Investment gains and losses, net of write-down                     (115,309)    (9,240)   (33,843)
   Amortization of film and television programs                          5,656          -          -
   Pension expense                                                       6,276      7,609      6,445
   Minority interest                                                       478          -     (4,330)
   Other                                                                   158      1,332      1,523
Distributions from TEN Group                                           104,855     33,378     60,984
Investment in film and television programs                             (12,234)    (3,680)         -
                                                                      --------   --------   --------
                                                                       370,627    257,481    303,162
Changes in non-cash operating accounts (note 15)                       (55,683)    20,127   (116,439)
                                                                      --------   --------   --------
Cash flows from operating activities                                   314,944    277,608    186,723
                                                                      --------   --------   --------

INVESTING ACTIVITIES
Other investments                                                            -     (4,311)    (5,187)
Investment in broadcast licences                                        (5,813)    (2,325)         -
Proceeds from sales of other investments                               143,832     44,113     87,000
Proceeds from divestitures                                              83,316    193,500    390,059
Proceeds from sale of property, plant and equipment                      7,426      1,492          -
Purchase of property, plant and equipment                              (53,160)   (38,140)   (52,272)
Advances to parent and affiliated companies                            (40,403)   (48,021)   (45,275)
                                                                      --------   --------   --------
                                                                       135,198    146,308    374,325
                                                                      --------   --------   --------
FINANCING ACTIVITIES
Issuance of long term debt                                             167,500    294,700          -
Repayment of long term debt                                           (630,261)  (651,603)  (493,703)
Swap recouponing payments                                              (27,957)    (3,000)         -
Issuance of share capital                                                    -      1,731          -
Net change in bank loans and advances                                        -          -    (28,999)
                                                                      --------   --------   --------
                                                                      (490,718)  (358,172)  (522,702)
                                                                      --------   --------   --------
Foreign exchange gain on cash denominated in foreign currencies
                                                                         2,389          -          -
                                                                      --------   --------   --------
NET CHANGE IN CASH                                                     (38,187)    65,744     38,346
CASH - BEGINNING OF YEAR                                               115,522     49,778     11,432
                                                                      --------   --------   --------
CASH - END OF YEAR                                                      77,335    115,522     49,778
                                                                      ========   ========   ========

The notes constitute an integral part of the consolidated financial statements.

                               3815668 CANADA INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED AUGUST 31, 2004, 2003 AND 2002
          (IN THOUSANDS OF CANADIAN DOLLARS EXCEPT AS OTHERWISE NOTED)

1.    SIGNIFICANT ACCOUNTING POLICIES

      The Company is an international media company with interests in broadcast television, publishing, radio, specialty cable channels, outdoor advertising, and internet websites in Canada, Australia, New Zealand, and Ireland. The Company's operating segments include television and radio broadcasting, publishing and online operations and outdoor advertising. In Canada, the Television Broadcast segment includes the operation of the Global Television Network, Prime, various other conventional and specialty channels and the Cool FM and The Beat radio stations. The Australian Television segment includes the Company's 56.6% economic interest in the TEN Group Pty Limited ("TEN Group"), which owns and operates Australia's TEN Television Network ("Network TEN"). The Canadian Publishing and Online segment includes the publication of a number of newspapers, including metropolitan daily newspapers, and the National Post as well as operation of the canada.com web portal and other web based operations. The New Zealand Television Broadcast segment includes CanWest MediaWorks NZ Limited's 3 and C4 Television Networks. The New Zealand Radio Broadcast segment includes CanWest MediaWorks NZ Limited's, RadioWorks operation, which is comprised of five nationally-networked radio brands and 27 local radio stations. The Irish Television Broadcasting segment includes the Company's 45% interest in the Republic of Ireland's TV3 Television Network. The Australian Outdoor advertising segment includes the Company's economic interest in EyeCorp, an outdoor advertising operation which is wholly owned by TEN Group. The Corporate and Other segment includes various investments in media operations including a 29.9% interest in Northern Ireland's Ulster Television plc ("UTV") (sold in June 2004).

      The Company's broadcast customer base is comprised primarily of large advertising agencies which place advertisements with the Company on behalf of their customers. Publishing and Online revenues include advertising, circulation and subscriptions which are derived from a variety of sources. The Company's advertising revenues are seasonal. Revenues and accounts receivable are highest in the first and third quarters, while expenses are relatively constant throughout the year.

      A summary of significant accounting policies followed in the preparation of these consolidated financial statements is as follows:

      BASIS OF PRESENTATION

      The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. All amounts are expressed in Canadian dollars unless otherwise noted. A reconciliation to accounting principles generally accepted in the United States is provided in note 23.

      PRINCIPLES OF CONSOLIDATION

      The consolidated financial statements include the accounts of the Company and its subsidiaries, and the Company's pro rata 45% share of the assets, liabilities, and results of operations of TV3 Ireland and its pro rata 50% share of the assets, liabilities and results of operations of Mystery (effective June 1, 2004).

      INVESTMENTS

      The Company accounts for its investment in Network TEN and mentv using the equity method. Other investments are recorded at cost. A provision for loss in value of investments is made when a decline in fair value is considered other than temporary.

      INVESTMENT IN FILM AND TELEVISION PROGRAM RIGHTS

      (a) BROADCAST RIGHTS

      The Company has entered into various agreements for the rights to broadcast certain feature films and television programs. The Company records a liability for broadcast rights and the corresponding asset when the programs are available for telecast. Broadcast rights are charged to operations as programs are telecast over the anticipated period of use. A loss is recognized when the carrying amount exceeds net realizable value.

      (b) FILM AND TELEVISION PROGRAM RIGHTS

      Investment in film and television programs represents the unamortized costs of film and television programs that have been produced by the Company, or for which the Company has acquired distribution rights. Included in investment in film and television programs are film and television programs in progress and in development. Film and television programs in progress represent the accumulated costs of productions that have not yet been completed by the Company.

      Amortization of investment in completed films and television programs and accrual of participation costs are calculated using the individual film forecast computation method, based on the ratio that current period revenue earned from the film and television programs bears to management's estimate of ultimate revenue expected to be recognized from the exploitation of the film or television program.

      Estimates of ultimate future revenue are prepared on a title-by-title basis and reviewed periodically based on current market conditions. For episodic television series, until revenue estimates include revenues from secondary markets, capitalized costs for each episode are limited to the amount of revenue contracted for each episode. Ultimate revenue estimates include secondary market revenue only when the Company can demonstrate through its experience or industry norms, that the number of episodes already produced, plus those for which a firm commitment exists and the Company expects to deliver, can be licenced successfully in the secondary market. Ultimate revenue estimates include revenues for up to ten years for film and television programs produced by the Company.

      The valuation of film and television programs, is reviewed on a title-by-title basis. When an event or change in circumstances indicates that the fair value of a film or television program is less than its unamortized cost, the fair value is determined using management's estimate of discounted future cash flows. A write-down is recorded equivalent to the amount by which the unamortized costs exceeds the estimated fair value of the film or television program.

      FOREIGN CURRENCY TRANSLATION

      The Company's operations in Australia, New Zealand and Ireland represent self-sustaining foreign operations, and the respective accounts have been translated into Canadian dollars in accordance with the current rate method. Assets and liabilities are translated at the exchange rates prevailing at the balance sheet dates, and revenue and expenses are translated on the basis of average exchange rates during the periods. Any gains or losses arising from the translation of these accounts are deferred and included as a component of shareholders' equity as cumulative foreign currency translation adjustments. An applicable portion of these deferred gains and losses is included in the determination of net earnings when there is a reduction of the net investment.

      PROPERTY, PLANT AND EQUIPMENT

      Property, plant and equipment are recorded at cost. Amortization is provided over the assets' estimated useful lives on a straight-line basis at the following annual rates:

                Buildings                        2 1/2% - 5%
                Machinery and equipment          4% - 33 1/3%
                Leasehold and land improvements  2 1/2% - 20%

      IMPAIRMENT OF LONG LIVED ASSETS

      Impairment of long lived assets is recognized when an event or change in circumstances causes the assets' carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss is calculated by deducting the fair value of the asset from its carrying value.

      DEFERRED CHARGES

      Certain pre-operating costs incurred in new business undertakings are deferred prior to the commencement of commercial operations, which is generally the time at which subscriber revenues commence. Pre-operating costs are amortized over a period of five years. Costs related to debt financing are deferred and amortized over the term of the debt.

      INTANGIBLE ASSETS

      Broadcast licences, newspaper mastheads, circulation and other intangible assets are recorded at their cost which, for business acquisitions, represents the fair value at the date of the acquisition.

      Circulation and other finite life intangibles are amortized over periods from 5 to 40 years. Finite life intangibles are tested for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. Intangibles with indefinite lives are not subject to amortization and are tested for impairment annually or when indicated by events or changes in circumstances. Impairment of an intangible asset is recognized in an amount equal to the difference between the carrying value and the fair value of the related intangible asset.

      GOODWILL

      Goodwill represents the cost of acquired businesses in excess of the fair value of net identifiable assets acquired. Goodwill is tested for impairment annually or when indicated by events or changes in circumstances by comparing the fair value of a particular reporting unit to its carrying value. When the carrying value exceeds its fair value, the fair value of the reporting unit's goodwill is compared with its carrying value to measure any impairment loss.

      REVENUE RECOGNITION

      Revenue derived from broadcasting activities consists primarily of the sale of airtime which is recognized at the time commercials are broadcast. Circulation and advertising revenue from publishing activities is recognized when the newspaper is delivered. Subscription revenue is recognized on a straight-line basis over the term of the subscription.

      Revenue from the sale or licencing of film and television programs is recognized when all of the following conditions are met: persuasive evidence of a sale or licencing arrangement exists, the film is complete, the contractual delivery arrangements have been satisfied, the licence period has begun, the fee is fixed or determinable and collection of the fee is reasonably assured.

      Amounts received that do not meet all of the above criteria are recorded as deferred revenue.

      INCOME TAXES

      The asset and liability method is used to account for income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of assets and liabilities including equity accounted investments. Future income tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Future income tax assets are recognized to the extent that realization is considered more likely than not.

      Income taxes on undistributed earnings of TEN Group and CanWest MediaWorks NZ Limited are provided at rates applicable to distributions. Income taxes on undistributed earnings of foreign operations other than TEN Group and CanWest MediaWorks NZ Limited, are not provided as such earnings are expected to be indefinitely reinvested.

      INVENTORY

      Inventory, consisting primarily of printing materials, is valued at the lower of cost and net realizable values.

      PENSION PLANS AND POST RETIREMENT BENEFITS

      The Company maintains a number of defined benefit and defined contribution pension and other post retirement benefit plans. For the defined benefit plans, the cost of pension and other retirement benefits earned by employees is determined using the projected benefit method pro rated on service and management's estimate of expected plan investment performance, salary escalation, retirement ages of employees, expected health care costs, and other costs. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Past service costs from plan amendments are amortized on a straight line basis over the average remaining service period of employees active at the date of the amendment. For each plan, the excess of the net actuarial gain or loss over 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of the year is amortized over the average remaining service period of active employees. The transitional obligation is being amortized on a straight line basis over the average remaining service life of the employees expected to receive benefits under the plan as of September 1, 2000. Gains or losses arising from the settlement of a pension plan are only recognized once responsibility for the pension obligation has been relieved. The average remaining service period of employees covered by the pension plans is 15 years (2003 - 15 years). The average remaining service period of the employees covered by the post retirement benefit plans is 15 years (2003 - 15 years). The Company also maintains post retirement defined benefit plans for certain of its employees, the cost of which is expensed as benefits are earned by the employees. For the defined contribution plans, the pension expense is the Company's contribution to the plan.

      CASH AND CASH EQUIVALENTS

      For the purpose of the statements of cash flows, cash includes cash and short-term investments with maturities at the date of purchase of up to three months.

      SHARE-BASED COMPENSATION

      The Company has share-based compensation plans under which options of its parent company, CanWest Global Communications Corp. ("CanWest"), are issued to certain employees. These options are granted by CanWest with exercise prices equal to the market value of the underlying stock on the date of grant. CanWest adopted the fair value method of accounting recommended by the CICA in Section 3870, "Stock-based compensation and other stock-based payments", prospectively for share-based compensation awards granted after September 1, 2003. Accordingly, in the period, the Company expensed $1.0 million related to stock options granted by CanWest to the employees of the Company.

      The total fair value of 523,000 stock options granted by the Company in the year ended August 31, 2004 with an exercise price of $12.85 per option was $4.0 million, a weighted average fair value per option of $7.58. During 2003, 394,500 stock options were granted with a total fair value of $1.5 million, and a weighted average fair value per option of $3.81.

      The following are proforma results reflecting the fair value based method of accounting for share-based compensation for options issued prior to September 1, 2003.

      The proforma cost of share compensation expense if the Company had adopted the fair value method retroactively for the year ended August 31, 2004 would be $1.6 million (2003 - $1.6 million, 2002 - $2.3million). A value of $2.8 million would be charged to proforma net earnings in future years according to the vesting terms of the options. The resulting proforma net loss for the year ended August 31, 2004 would have been $220.9 million. In 2003, proforma net earnings would have been $113.8 million (2002 - $31.1 million).

      The Company's proforma disclosure does not apply to awards prior to 1996.

      DERIVATIVE FINANCIAL INSTRUMENTS

      Derivative financial instruments are used to reduce foreign currency and interest rate risk on the Company's debt. The Company does not enter into financial instruments for trading or speculative purposes. The Company's policy is to designate each derivative financial instrument as a hedge of a specifically identified debt instrument at the time the Company enters into the derivative financial instrument.

      Interest rate swap agreements are used as part of the Company's program to manage the fixed and floating interest rate mix of the Company's total debt portfolio and related overall cost of borrowing. The interest differential to be paid or received under interest rate swap agreements is recognized as an adjustment to interest expense.

      Foreign currency interest rate swap agreements are used to manage exchange and interest rate exposures related to debt instruments denominated in foreign currencies. Translation gains and losses on the principal swapped are offset by corresponding translation losses and gains on the related debt in earnings. The Company translates its foreign currency denominated debt, that is hedged by foreign currency interest rate swaps, at the spot rate and records the offsetting effect, related to its foreign currency interest rate swaps, at the rate implicit in the swap agreements.

      Gains and losses on terminations of interest rate and foreign currency interest rate swap agreements are deferred and amortized as an adjustment to interest expense related to the underlying debt over the remaining term of the original contract life of the terminated swap agreement.

      In the event of early extinguishment of the debt obligations, the Company may continue to hold the related derivative financial instruments. The realized or unrealized gain or loss from these swaps is recognized in earnings, and the swaps are recorded on the balance sheet at fair value. Subsequent changes in the fair value of overhanging swaps are recognized in earnings.

      CHANGES IN ACCOUNTING POLICIES

      (a) HEDGING RELATIONSHIPS

      The Company adopted CICA Accounting Guideline 13, "Hedging Relationships", (AcG 13) effective September 1, 2003. In accordance with the new policy, the Company's hedging relationships are documented and subject to effectiveness tests on a quarterly basis for reasonable assurance that they are and will continue to be effective. Any derivative that does not qualify for hedge accounting is reported on a mark to market basis in earnings. The adoption of this guideline had no impact on the financial statements.

      (b) STOCK OPTIONS

      The Company adopted the fair value method of accounting recommended by the CICA in Section 3870, "Stock-based Compensation and Other Stock Based Payments", prospectively for stock-based compensation awards granted after September 1, 2003. The impact of this policy is described above.

      (c) REPORTING CIRCULATION REVENUE ON A GROSS BASIS

      During the year ended August 31, 2004 the Company retroactively adopted the provisions of the Emerging Issues Committee of the CICA, EIC - 123, "Reporting Revenue Gross as a Principal versus Net as an Agent" which was effective September 1, 2002. Under this provision circulation revenues are reported on a gross basis. Previously the Company reported circulation revenue net of certain of its distribution contract costs. As a result of the adoption the Company has retroactively revised its results. The impact of the revision was to increase sales and operating expenses by $46.0 million for the year ended August 31, 2004 (2003 - $44.2 million, 2002 - $49.9 million). There was no impact on net earnings.

      PROPOSED ACCOUNTING POLICIES

      The Accounting Standards Board of the Institute of Chartered Accountants of Canada issued AcG-15, Consolidation of Variable Interest Entities, which must be applied by the Company no later than the quarter ended February 28, 2005. The Company has determined that it is the primary beneficiary of TEN Group, a variable interest entity. Accordingly, the Company will consolidate the results of TEN Group effective September 1, 2004. The Company currently uses the equity method to account for its interest in TEN Group. Consolidation of TEN Group will have a significant impact on the Company's revenues, expenses, assets and liabilities. There will be no impact on shareholders' equity. Summarized results of TEN Group are included in note 3. The Company will adopt this standard retroactively with restatement of prior periods. The consolidation of Network TEN would have had the following impact on the Company's consolidated balance sheet as at August 31, 2004: current assets increase $232.7 million, investment in Network TEN decrease $39.9 million, property plant and equipment increase $76.6 million, other non current assets increase $20.4 million, intangible assets increase $253.4 million, goodwill increases $91.8 million, current liabilities increase $185.7 million, long term debt increases $360.5 million, other liabilities increase $27.5 million and minority interest increases $61.3 million. There is no impact on shareholder's equity.

      The Accounting Standards Board of the Institute of Chartered Accountants of Canada had concurrently issued CICA 3855, Financial Instruments - Recognition and Measurement, CICA 3865, Hedges, and CICA 1530, Comprehensive Income, which must be applied by the Company for fiscal years beginning on or after October 1, 2006. CICA 3855 prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and the measurement of such amount. It also specifies how financial instrument gains and losses are to be presented. CICA 3865 is applicable for designated hedging relationships and builds on existing Canadian GAAP guidance by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. CICA 1530 introduces new standards for the presentation and disclosure of components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in net assets during a period except those resulting from investments by owners and distributions to owners. The Company is currently considering the impacts of the adoption of such standards.

2.    ACQUISITIONS AND DIVESTITURES

      Acquisitions

      (a) Effective March 31, 2002, the Company acquired the remaining 50% interest in The National Post not already owned. In September 2001, the Company assumed control of The National Post and, accordingly, changed its method of accounting for The National Post to a consolidation basis from an equity basis.

      The fair values of the net assets acquired for proceeds consisting of the carrying value of The National Post Company at date of acquisition of $83.6 million are as follows:

      Current assets                      50,257
      Property, plant and equipment       12,436
      Circulation and other intangibles   10,700
      Newspaper masthead                  35,000
      Goodwill                            62,987
                                         -------
      Total Assets                       171,380
                                         =======

      Current liabilities                (50,665)
      Future income taxes                (14,600)
      Minority interests                 (22,500)
                                         -------
      Total liabilities                  (87,765)
                                         -------
                                          83,615
                                         =======

      (b) On November 16, 2000, the Company acquired substantially all of the Canadian newspaper and other Canadian media assets including a 50% interest in the National Post ("CanWest Publications") of Hollinger International Inc. and certain of its affiliates ("Hollinger") for consideration of approximately $3.1 billion, including certain costs related to the acquisition.

      The purchase price is subject to adjustment based on the working capital of CanWest Publications at August 31, 2000 and the results of its operations from September 1, 2000 to November 16, 2000. As a result of the inability to resolve disagreements with Hollinger of amounts owing, the Company has referred a claim of $76.8 million to arbitration. When finalized, the working capital adjustment payable or refundable will increase or decrease the amount of goodwill recorded on the acquisition.

      Divestitures

      (a) In July 2004, through a series of transactions, the Company transferred its net assets in its New Zealand media operations to CanWest MediaWorks (NZ) Limited for 70% of the ordinary shares of CanWest Mediaworks (NZ) Limited and repayment of inter-company debt. Concurrent with the transfer of the net assets, CanWest MediaWorks (NZ) Limited completed a Initial Public Offering for 30% of its ordinary shares for NZ$104 million, net of costs of NZ$4 million (net proceeds of $83.3 million). In addition, CanWest MediaWorks (NZ) Limited issued a term bank loan of NZ$200,000. For these consolidated financial statements, the transfer of the net assets to CanWest MediaWorks (NZ) Limited has been accounted for at their carrying values. As a result of the reduction in the Company's interest in the New Zealand media operations, the Company recorded a gain of $65.5 million.

      (b) In February 2003, the Company sold its interest in community newspapers and related assets in Southern Ontario for cash proceeds of $193.5 million. The gain on this sale was $21.3 million; assets and liabilities disposed of amounted to $179.6 million and $7.4 million, respectively. The gain was recorded as an investment gain.

      (c) In August 2002, the Company sold its interest in community newspapers and related assets in Atlantic Canada and Saskatchewan for cash proceeds of $257.0 million. The accounting gain on this sale was $48.2 million; assets and liabilities disposed of amounted to $228.7 million and $19.9 million, respectively.

      (d) In October 2001, the Company completed the sale of CKVU Sub Inc., and received cash proceeds of $133.0 million. The accounting gain on the sale was $67.7 million; assets and liabilities disposed of amounted to $84.1 million and $18.8 million, respectively.

      (e) In September 2001, the Company completed the sale of CF Television Inc., and received cash proceeds of $87.0 million. No gain or loss arose from this transaction; assets and liabilities disposed of amounted to $87.0 million and nil, respectively.

3.    INVESTMENT IN NETWORK TEN

      The Company owns approximately 14.5% of the issued ordinary shares and all of the convertible debentures and subordinated debentures of TEN Group, an Australian television broadcasting network. The subordinated debentures have an aggregate principal amount of A$45.5 million and pay interest based on distributions to holders of the ordinary shares. The convertible debentures have an aggregate partially paid-up principal amount of A$45,500 and pay a market linked rate of interest. The convertible debentures are convertible, upon payment of an aggregate of A$45.5 million, into a number of ordinary shares which would represent 49.2% of the issued and outstanding shares of TEN Group at the time of conversion. The combination of ordinary shares and subordinated debentures yield distributions equivalent to approximately 56.6% of all distributions paid by TEN Group.

      As a result of its contractual right to representation on TEN's board of directors and other factors, the Company accounts for its interest in TEN Group on the equity basis. The Company has appointed three of the thirteen members of the Board of Directors of TEN Group.

      During the year ended August 31, 2004 TEN Group issued 7.4 million (2003 -
      7.1 million) shares to TEN Network Holdings Limited for proceeds of A$14.7 million (2003 - A$14.4 million) as a result of the exercise of management stock options. This effectively diluted the Company's economic interest in TEN Group to 56.6% at August 31, 2004 from 57.1% at August 31, 2003 (2003
      - to 57.1% from 57.5%) and resulted in an investment gain of $1.9 million (2003 - $1.9 million). Based on the number of issued stock options the maximum dilution of the Company's interest in Network TEN is 56.4%

      The following selected consolidated financial information of TEN Group has been prepared in accordance with accounting principles generally accepted in Canada. The accounts have been translated to Canadian dollars using the current rate method.

SUMMARY CONSOLIDATED BALANCE SHEETS

                                                       2004     2003
Assets
    Current assets                                   269,293   241,822
    Other assets                                      11,210    37,367
    Property, plant and equipment                     76,591    79,288
    Long-term investments                             14,804    11,421
    Intangibles                                      253,358   244,418
    Goodwill                                          91,806    88,752
                                                     -------   -------
                                                     717,062   703,068
                                                     =======   =======
Liabilities and Shareholders' Equity
    Current liabilities                              222,270   188,633
    Long-term debt                                   360,460   349,326
    Other long-term liabilities                       33,089    48,721
    Subordinated debentures issued to the Company     40,171    40,171
    Share capital                                     68,076    53,150
    Undistributed earnings (deficit)                  (7,335)   22,577
    Cumulative foreign currency translation
     adjustment                                          331       490
                                                     -------   -------
                                                     717,062   703,068
                                                     =======   =======

SUMMARY CONSOLIDATED STATEMENTS OF EARNINGS

                                                                       2004       2003      2002

Revenue                                                              798,364    650,952   555,653
Operating expenses                                                   527,852    459,842   411,904
Write-down of program inventory                                            -     18,082         -
                                                                    --------   --------   -------
Operating profit before amortization                                 270,512    173,028   143,749
Amortization of property, plant, equipment and other                  18,570     16,329    15,130
                                                                    --------   --------   -------
                                                                     251,942    156,699   128,619
Investment income losses on write down of investments and
  capitalized costs                                                        -          -   (17,221)
Financing expenses                                                  (121,209)  (102,124)  (28,270)
Interest in earnings of equity accounted affiliates                    3,356          -         -
Goodwill impairment loss(1)                                                -          -   (56,114)
                                                                    --------   --------   -------
                                                                     134,089     54,575    27,014
Provision for (recovery of) income taxes(2)                           47,639    (55,969)   59,511
                                                                    --------   --------   -------
Earnings (loss) before the following                                  86,450    110,544   (32,497)
Minority interests                                                        20         48     4,737
                                                                    --------   --------   -------
Net earnings (loss) for the year                                      86,470    110,592   (27,760)
                                                                    ========   ========   =======

Net earnings (loss) for the year                                      86,470    110,592   (27,760)
Interest in respect of subordinated debentures held by the Company    93,338     78,056     5,370
                                                                    --------   --------   -------

Earnings (loss) for the year before interest in respect of
  subordinated debentures(3)                                         179,808    188,648   (22,390)
                                                                    ========   ========   =======

SUMMARY STATEMENTS OF UNDISTRIBUTED EARNINGS

                                                          2004        2003       2002
Undistributed earnings (deficit) - beginning of
   year as previously reported                           22,577     (65,291)    164,192

Adjustment for adoption of new
   accounting pronouncements (1)                              -           -     (83,109)
                                                       --------    --------    --------

Undistributed earnings (deficit) - beginning of year
   as adjusted                                           22,577     (65,291)     81,083

Earnings (loss) for the year before interest in
   respect of subordinated debentures(3)                179,808     188,648     (22,390)

Distributions paid and payable                         (209,720)   (100,780)   (123,984)
                                                       --------    --------    --------

Undistributed earnings (deficit) - end of period         (7,335)     22,577     (65,291)
                                                       ========    ========    ========

(1) On December 18, 2000, Network TEN acquired 60% of Eye Corp. for A$189.9 million. Under Australian generally accepted accounting principles ("GAAP"), on February 28, 2002 the Eye Corp. goodwill was written down by A$137.5 million to A$113.8 million. In August, 2002, Network TEN determined that there was a further impairment of Eye Corp. goodwill which resulted in an additional write down of A$40.9 million. Under Canadian GAAP, in accordance with the Company's adoption of CICA Handbook Section 3062, the Eye Corp. goodwill impairment was recorded as a charge of $83.1 million to retained earnings as of September 1, 2001 with a further goodwill impairment loss of $56.1 million recorded as a charge to net earnings for year ended August 31, 2002. Under Canadian GAAP, the fair value of Eye Corp. was determined on a discounted cash flow basis. The decline in fair value was attributable to weaknesses in the out-of-home advertising market and to certain operational issues.

(2) During 2003, TEN Group and its wholly controlled Australian entities implemented a new income tax consolidation regime provided for under enacted changes to Australian tax law. In addition, the new regime allowed for the uplift in the tax value of certain assets; as a result a non-recurring income tax recovery of $63.9 million was recorded related to the reduction of future tax liabilities. In conjunction with the application of the new regime, the Company determined that previous tax balances at the acquisition date were not appropriately reflected and accordingly, the balance sheet was revised to reflect additional goodwill and intangible assets of approximately $47.3 million and equivalent additional future income tax liabilities.

In 2002, Network TEN reached an agreement with the Australian Tax Office ("ATO") regarding a dispute related to the deductibility of debenture interest paid to the Company since 1997. Under the agreement Network TEN will be entitled to deduct debenture interest until June 30, 2004. The settlement resulted in a non-recurring income tax expense of A$36.2 million to Network TEN in the year ended August 31, 2002.

(3) The Company's economic interest in TEN Group's earnings for the year ended August 31, 2004 was $99.9 million (2003 - $101.3 million, 2002 - ($11.8 million)), comprised of its 14.5% interest in net earnings and its interest in the subordinated debentures.

The Company estimates that the market value of the Company's investment in TEN Group, based on quoted market rates for Ten Network Holdings Limited at August 31, 2004, was approximately $1,648 million (2003 - $1,091 million).

4.    OTHER INVESTMENTS

                                             2004                  2003
                                     ---------------------   ------------------
                                                   MARKET               MARKET
                                      COST        VALUE(1)     COST    VALUE(1)
INVESTMENTS IN PUBLICLY TRADED
   SECURITIES - AT COST
       Ulster Television plc              -              -    92,006    108,841
                                                  ========             ========
INVESTMENTS IN PRIVATE COMPANIES -
   AT COST                           10,454                   10,981

INVESTMENTS - ON AN EQUITY
   BASIS                              1,570                    6,293
                                     ------                  -------
                                     12,024                  109,280
                                     ======                  =======

      During 2003, the Company sold its investment in SBS Broadcasting S.A. for proceeds of $44.1 million resulting in an investment loss of $11.0 million.

      In June 2004, the Company sold its investment in Ulster Television for proceeds of $143.8 million resulting in a gain of $51.7 million.

(1) Market value for publicly traded securities is based on quoted market prices.

5.    INVESTMENT IN FILM AND TELEVISION PROGRAMS

                                   2004                  2003
                            -------------------   -------------------
                            CURRENT   LONG TERM   CURRENT   LONG TERM
Broadcast rights (1)         71,601     23,210     82,912     27,281
Non-theatrical films and
television programs:
    Released (1)                  -      4,482          -      3,679
    Programs in progress          -      5,775          -          -
                             ------     ------     ------     ------
                             71,601     33,467     82,912     30,960
                             ======     ======     ======     ======

(1)   Net of accumulated amortization.

      The Company expects that 40% of the unamortized cost of released film and television programs will be amortized during the year ended August 31, 2005. The Company expects that 87% of the unamortized cost of released film and television programs will be amortized during the three year period ended August 31, 2007. The Company expects that $0.5 million of participation liabilities will be paid during the year ended August 31, 2005.

6.    PROPERTY, PLANT AND EQUIPMENT

                                          2004
                           ----------------------------------
                                      ACCUMULATED
                             COST     AMORTIZATION      NET
Land                        60,425            -        60,425
Buildings                  190,484       32,883       157,601
Machinery and equipment    685,230      301,760       383,470
Leasehold and land
  improvements              33,283       16,737        16,546
                           -------      -------       -------
                           969,422      351,380       618,042
                           =======      =======       =======

                                          2003
                           ---------------------------------
                                      ACCUMULATED
                             COST     AMORTIZATION     NET
Land                        58,703            -       58,703
Buildings                  172,355       29,633      142,722
Machinery and equipment    662,448      255,619      406,829
Leasehold and land
  improvements              29,707       13,141       16,566
                           -------      -------      -------
                           923,213      298,393      624,820
                           =======      =======      =======

      Property, plant and equipment located in Canada was $578.8 million (2003 - $587.5 million) and in foreign jurisdictions was $39.2 million (2003 - $37.3 million).

7.    GOODWILL

                               2003
OPERATING SEGMENT             REVISED    ADDITIONS  DIVESTITURES   OTHER       2004
Television - Canada          510,876         -            -           -       510,876
Television - New
     Zealand                  43,672(4)      -            -       1,196(2)     44,868
Television - Ireland           4,280(4)      -            -           -         4,280
Radio - New Zealand          100,353(4)      -            -       5,470(2)    105,823
Publishing and Online
   - Canada                1,707,595(4)      -            -           -     1,707,595
                           ---------     -----      -------       -----     ---------
Total                      2,366,776         -            -       6,666     2,373,442
                           =========     =====      =======       =====     =========

                             2002                                                     2003
OPERATING SEGMENT           REVISED      ADDITIONS    DIVESTITURES      OTHER       REVISED
Television - Canada          515,437         -                -       (4,561)(1)    510,876
Television - New
     Zealand                  42,346(4)      -                -        1,326(2)      43,672(4)
Television - Ireland           4,280(4)      -                -            -          4,280(4)
Radio - New Zealand           94,617(4)      -                -        5,736(2)     100,353(4)
Publishing and Online
   - Canada                1,856,075(4)      -         (147,673)(3)     (807)(1)  1,707,595(4)
                           ---------     -----      -----------      -------      ---------
Total                      2,512,755         -         (147,673)       1,694      2,366,776
                           =========     =====      ===========      =======      =========

(1) Decrease in goodwill was primarily related to the adjustment in WIC and CanWest Publications purchase equations to reflect the reversal of certain unutilized restructuring provisions (note 10).

(2) Increase in goodwill was related to increase in currency translation rates.

(3) In February 2003, the Company sold its interest in community newspapers and related assets in Southern Ontario resulting in a reduction of the goodwill related to that operating unit of $147.7 million.

(4) During the year, the Company restated its balances for goodwill, intangibles, future income tax liabilities and other liabilities for prior years to reflect the following:

            (i) The original allocation of purchase price discrepancies related to Television - New Zealand, Television - Ireland, Radio - New Zealand, and Publishing and Online - Canada overlooked certain information available at the time. In addition, upon adoption of CICA 3062, "Goodwill and Other Intangibles", the Company changed the useful life of certain intangibles to indefinite life; however, the future income tax liabilities related thereto were not adjusted. These matters affected the following balances as of August 31, 2003: goodwill reduced by $72.3 million (2002 - $77.0 million), broadcast licences reduced by $132.8 million (2002 - $122.8 million), other assets increased by $1.4 million (2002 - $1.4 million), accrued liabilities increased by $3.1 million (2002 - $3.1 million), income taxes payable increased by $12.7 million (2002 - $12.7 million), and future income tax liabilities reduced by $219.5 million (2002 - $214.2 million).

            (ii) On the divestiture of certain publishing assets from the Publishing and Online - Canada segment in 2002 and 2003, entries to record the disposals were allocated to goodwill as opposed to circulation, mastheads, and goodwill. As of August 2003, goodwill has been increased by $14.4 million (2002 - $10.7 million), circulation and other has been decreased by $2.3 million (2002 - $1.6 million), newspaper mastheads have been decreased by $19.6 million (2002 - $14.7 million), and future income tax liabilities have been decreased by $7.5 million (2002 - $5.6 million). These changes did not have an impact on previously reported income.

8.    INTANGIBLE ASSETS

                                      2004
                        --------------------------------
                                   ACCUMULATED
                          COST    AMORTIZATION     NET
Finite life:
Circulation and other   137,466      61,732       75,734

Indefinite life:
Broadcast licences                               514,167
Newspaper mastheads                              338,886
                                                 -------
                                                 853,053
                                                 -------
TOTAL INTANGIBLE ASSETS                          928,787
                                                 =======

                                         2003
                        --------------------------------------
                                      ACCUMULATED
                          COST       AMORTIZATION      NET
                        REVISED(1)    REVISED(1)    REVISED(1)
Finite life:
Circulation and other   137,466         44,232         93,234

Indefinite life:
Broadcast licences                                    507,042
Newspaper mastheads                                   338,886
                                                      -------
                                                      845,928
                                                      -------
TOTAL INTANGIBLE ASSETS                               939,162
                                                      =======

      Amortization of intangible assets of $17.5 million was recorded in 2004, 2003 and 2002.

(1) Balances at August 31, 2003 have been revised to reflect the adjustments described in note 7(4).

9.    LONG TERM DEBT

                                          INTEREST                INTEREST
                                          RATE (1)      2004      RATE (1)     2003
Senior Secured Credit facility (2)           8.6%      665,011       9.7%    1,311,139
Senior unsecured notes (3)                   6.3%      263,340       7.2%      277,020
Senior subordinated notes (4)                7.3%      608,373       8.2%      638,899
Term and demand loan
  E13,678 (2003 - E17,201) (5)               3.4%       21,943       2.7%       26,177
Term bank loan
    NZ$200,000 (2003 - nil)(6)               6.2%      173,120                       -
Junior subordinated notes (7)               12.1%      881,116      12.1%      783,165
Other                                                   15,423                       -
                                                     ---------               ---------
                                                     2,628,326               3,036,400
Effect of foreign currency swaps                       243,977                 193,989
                                                     ---------               ---------
Long term debt                                       2,872,303               3,230,389
Less portion due within one year                       (31,712)                (63,078)
                                                     ---------               ---------
Long term portion                                    2,840,591               3,167,311
                                                     =========               =========

(1) The weighted average interest rate gives effect to interest rate swaps.

(2) Credit facilities provide for revolving and term loans in the maximum amounts of $413.1 million and $665.0 million, respectively. At August 31, 2004 the Company had drawn on availabilities under its term facilities, including U.S. dollar loans of US$488.6 million, Canadian dollar loans of $21.8 million, and had nil drawn under revolving facilities. The revolving credit facility matures in November 2006. The amount of credit available under the $665.0 million term facilities decreases periodically based on scheduled repayments until maturity in August 2009. This credit facility is collateralized by substantially all the assets of the Company. The Canadian dollar debt bears interest at CDOR plus a margin and the US dollar debt bears interest at LIBOR plus a margin. During 2004, the Company refinanced these term loans resulting in the extension of maturity dates and reduction of interest rates. In August 2004, the Company repaid US$153.6 million under this credit facility which resulted in a foreign exchange gain of $35.6 million, which has been included in foreign exchange gains on the income statement.

The provisions of this credit facility require that, for fiscal years in which the credit rating for the credit facility is below a prescribed level, the Company make a prepayment of the credit facility equal to 50% of its free cash flow, as defined under the facility, for such fiscal year. The Company was required to make a prepayment of $41.5 million in January 2004 in respect of fiscal 2003. There are no prepayment requirements in respect of fiscal 2004 under this provision as a result of voluntary repayments made during the year.

The Company has entered into an interest rate swap in the notional amount of $250 million to fix the interest payments on this revolving facility and subsequent revolving facilities until November 2009, resulting in an effective interest rate of 6.7% plus a margin. As a result of debt repayments a notional amount of $250 million was overhanging as at August 31, 2004 (2003 - nil) and its fair value was recognized in earnings. The Company has entered into an interest rate swap to fix the interest payments on its Canadian dollar term loans, until maturity, with a notional value of $278.3 million (2003 - $338.8 million) resulting in an effective interest rate of 6.3% plus a margin. As a result of debt repayments a notional amount of $256.5 million was overhanging as at August 31, 2004 (2003 - $174.9 million) and its fair value was recognized in earnings. The Company has also entered into a cross currency interest rate swap to fix its payments on its U.S. dollar term loans, until maturity, with a notional value of $1,061.5 million (2003 - $1,072.5 million) resulting in an effective interest rate of 6.4% plus a margin and a fixed currency exchange rate of US$1:$1.5485. As a result of debt repayments a notional amount of $305.0 million was overhanging as at August 31, 2004 (2003 - $67.9 million) and its fair value was recognized in earnings. For the year ended August 31, 2004, total overhanging swap losses of $110.9 million (2003 - $23.0 million, 2002 - $1.6 million) were charged to earnings. The resulting overhanging swap liability as at August 31, 2004 was $120.3 million (2003 - $24.6 million).

(3) The US$200.0 million senior unsecured notes mature on April 3, 2013 and bear interest at 7.625%. The notes are redeemable at the Company's option, in whole at any time or in part from time to time, on or after April 15, 2008. The Company has entered into a US$200 million cross-currency interest rate swap resulting in floating interest rates on its senior unsecured notes at interest rates based on CDOR plus a margin and a fixed currency exchange rate of US$1:$1.4735.

(4) The senior subordinated notes include loans of US$425.0 million and loans held by the majority shareholder of the Company in the amount of US$41.9 million (2003 - US$41.9 million) which mature on May 15, 2011 and bear interest at 10.625%. The notes rank junior to the Company's senior credit facility and are guaranteed by certain subsidiaries of the Company. The notes are redeemable at the Company's option, in whole at any time or in part from time to time, on or after May 15, 2006. The Company has entered into a US$425 million cross-currency interest rate swap resulting in floating interest rates on its senior subordinated notes at interest rates based on CDOR plus a margin and a fixed currency exchange rate of US$1:$1.5505.

(5) These credit facilities provide for demand bank loans maturing December 2004 in the maximum amount of (euro)38.5 million (2003 - (euro)40.7 million). This facility is expected to be renewed annually. The debt bears interest at floating rates and is partially secured by a letter of credit provided by the Company. The Company has entered into an interest rate swap to fix the interest payments on (euro)10.0 million of its loan resulting in an effective interest rate of 3.23% until March 2008.

(6) These credit facilities provide for revolving working capital and revolving term loans in the amount of NZ$25 million and NZ$200 million respectively. The working capital facility matures July 2007 and the term facility matures July 2009. No amounts were drawn under the working capital facility as at August 31, 2004. The debt bears interest at floating rates. The Company has entered into an interest rate swap to fix the interest payments on NZ$50 million of its New Zealand term bank loan resulting in an effective interest rate of 6.17% until July 2006.

(7) The junior subordinated notes mature in November 2010, and bear interest at a fixed rate of 12.125%. At the Company's option, interest payments to November 2005 may be paid in cash, the issuance of additional notes, or subject to conditions, the issuance of non-voting shares of the Company. The notes rank junior to senior debt and are guaranteed by certain subsidiaries of the Company. The notes include $96.9 million in notes issued during 2004 in satisfaction of interest as well as an accrual of $9.2 million for notes to be issued in January 2005 (2003 - $110.1 million and $8.2 million respectively, 2002 - $104.7 million and $10.0 million respectively). Subsequent to year end these notes were settled through the issuance of new 8% Senior Subordinated notes (see note 22).

      Under its Senior Secured Credit facility the Company is required to maintain a fair value of its interest rate swaps and foreign currency and interest rate swaps above a prescribed minimum liability ($500 million as at August 31, 2004, increased to $600 million subsequent to year end). There are also prescribed minimum liabilities with individual counterparties, which have two-way recouponing provisions. The Company was required to make net recouponing payments of $28.0 million during 2004 (2003 - $3.0 million). Further strengthening of the Canadian currency and/or declining interest rates may result in further payments to counterparties.

      The Company is subject to covenants under certain of the credit facilities referred to above, including thresholds for leverage and interest coverage, and is also subject to certain restrictions under negative covenants.

      Principal payments of long term debt, based on terms existing at August 31, 2004 over the next five years, are:

      Year ending August 31,

                                   2005    31,712
                                   2006     9,726
                                   2007    10,671
                                   2008    10,546
                                   2009   921,583

10.   RESTRUCTURING ACCRUALS

      As at August 31, 2001, the Company had restructuring accruals of $66.5 million related to its acquisition and restructuring of WIC Western International Communications Ltd. ("WIC") and its publishing properties.

      In 2002, the Company established a restructuring accrual of $7.0 million related to its acquisition and restructuring of the National Post. This balance is primarily related to involuntary severance costs and contract cancellation costs.

      In 2003, the Company undertook restructuring activities in its Canadian Media and Entertainment operations. The restructuring expense related to the following operating segments: Canadian Broadcasting - $3.0 million, Canadian Publishing and Online - $8.9 million, and Corporate and Other - $1.1 million.

      In 2003, the Company reversed certain unutilized restructuring accruals in the amount of $8.1 million as a result of changes in estimates. The reversal was recorded as a reduction of goodwill.

      In 2004, the Company restructured certain other Canadian broadcast operations including the centralization of traffic and master control operations. The $2.4 million cost consisted of employee severance.

      For the year ended August 31, 2004, expenditures charged to the restructuring accruals were $11.2 million (2003 - $36.2 million). The balance of the restructuring accruals is expected to be substantially disbursed by August 31, 2005.

                                          LEASE/
                                         CONTRACT
                            SEVERANCE   TERMINATION   INTEGRATION    OTHER      TOTAL
Balance August 31, 2001       33,155       3,588         1,688       28,027     66,458
National Post accrual          4,539       2,461             -            -      7,000
Expenditures - 2002          (14,728)     (3,328)       (1,438)      (7,452)   (26,946)
                            --------      ------        ------      -------    -------
Balance August 31, 2002       22,966       2,721           250       20,575     46,512
Canadian Media operations     12,989           -             -            -     12,989
Expenditures - 2003          (21,635)       (293)            -      (14,301)   (36,229)
Reversals                     (4,117)          -             -       (3,934)    (8,051)
                            --------      ------        ------      -------    -------
Balance August 31, 2003       10,203       2,428           250        2,340     15,221
Canadian television            2,445           -             -            -      2,445
Expenditures - 2004           (7,630)     (2,269)            -       (1,341)   (11,240)
                            --------      ------        ------      -------    -------
Balance August 31, 2004        5,018         159           250          999      6,426
                            ========      ======        ======      =======    =======

11.   CAPITAL STOCK

      The authorized and issued capital stock of the Company is as follows:

      AUTHORIZED

      An unlimited number of common shares.

      An unlimited number of preference shares.

      ISSUED

                                2004           2003
      22,786 common shares    438,838        438,838

      During the year ended August 31, 2003 the Company issued one common share to its parent for $1.7 million related to the purchase of certain property and equipment.

12.   CUMULATIVE TRANSLATION ADJUSTMENTS

      The cumulative foreign currency translation adjustments account reflects the net changes in the respective book values of the Company's investments in self-sustaining foreign operations due to exchange rate fluctuations since the respective dates of their acquisition or start-up.

      The changes in this account arise from changes in the Australian, New Zealand, and Euro currencies relative to the Canadian currency, and changes in the Company's net investment in the book values of international operations.

      Changes in this account were as follows:

                                                        2004       2003       2002
      Deferred loss, beginning of year                 27,493     48,658     74,294
      Deferred foreign currency exchange gain
      during the year                                 (12,298)   (22,087)   (24,636)
      Realization of translation gain (loss) due to
      distributions and divestitures                   (7,023)       922     (1,000)
                                                      -------    -------    -------
      Deferred loss, end of year                        8,172     27,493     48,658
                                                      =======    =======    =======

      The balance of cumulative translation adjustments at the end of the year represents net unrealized losses (gains) as follows:

                                     2004      2003     2002
      Australian dollar              8,242     5,705    8,120
      New Zealand dollar            (1,102)   21,506   40,266
      Euro                           1,032       282      272
                                   -------    ------   ------
      Deferred loss, end of year     8,172    27,493   48,658
                                   =======    ======   ======

13.   INCOME TAXES

      The Company's provision for income taxes reflects an effective income tax rate which differs from the combined Canadian statutory rate as follows:

                                                              2004      2003       2002
      Income taxes at combined Canadian statutory
      rate of 35.2% (2003 - 36.6%, 2002  - 38.7%)          (113,030)    6,400     19,249
      Non-taxable portion of capital (gains) losses          37,008    (3,705)   (17,044)
      Effect of valuation allowance on future tax assets     75,941    (8,404)    (3,552)
      Non deductible amortization expense                         -         -      6,766
      Effect of foreign income tax rates differing from
      Canadian income tax rates                              (4,821)   (1,477)    (1,924)
      Large corporation tax                                   4,567     3,853      3,250
      Effect of future tax rates differing from current
      rates                                                   9,398     3,502          -
      Non deductible expenses                                 1,233     1,261          -
      Effect of resolved tax disputes                       (19,667)        -          -
      Other                                                    (536)    1,579       (410)
                                                           --------    ------    -------
      Provision for income taxes                             (9,907)    3,009      6,335
                                                           ========    ======    =======

      An analysis of net earnings (loss) before tax by jurisdiction follows:

                                         2004        2003      2002
      Canada                           (498,833)    (6,769)   31,776
      Foreign                           177,905     24,256    17,962
                                       --------    -------    ------
      Net earnings (loss) before tax   (320,928)    17,487    49,738
                                       ========    =======    ======

      An analysis of the provision for (recovery of) current and future income taxes by jurisdiction follows:

                                                  2004        2003      2002
      Current income taxes
      Canada                                       9,656     22,036    (5,177)
      Foreign                                      3,306        371       302
                                                 -------    -------    ------
                                                  12,962     22,407    (4,875)
                                                 -------    -------    ------

      Future income taxes
      Canada                                     (22,827)   (19,660)   11,060
      Foreign                                        (42)       262       150
                                                 -------    -------    ------
                                                 (22,869)   (19,398)   11,210
                                                 -------    -------    ------
      Provision for (recovery of) income taxes    (9,907)     3,009     6,335
                                                 =======    =======    ======

Significant components of the Company's future tax assets and liabilities are as follows:

                                                            2003
                                                2004     REVISED(1)
FUTURE TAX ASSETS
Non-capital loss carryforwards                 61,025      67,758
Net-capital loss carryforwards                  2,200           -
Provision for related party loan impairment    73,741           -
Accounts payable, other accruals and
   interest rate and foreign currency swap
   liability                                   48,260      29,756
Pension and post retirement benefits            9,028       7,139
Less: valuation allowance                     (75,941)          -
                                              -------     -------
Total future tax assets                       118,313     104,653
                                              -------     -------

FUTURE TAX LIABILITIES
Capital cost allowances in excess of book
   amortization                                80,214      72,867
Pension obligations                             2,428       2,404
Intangible assets                             157,818     159,670
Other assets                                   13,882      19,736
                                              -------     -------
Total future tax liabilities                  254,342     254,677
                                              -------     -------
Net future tax liability                      136,029     150,024
Current future tax asset                        6,166      20,223
Current future tax liability                   (6,072)     (6,072)
                                              -------     -------
Net long term future tax liability            136,123     164,175
                                              =======     =======

(1).Balances for future tax liabilities as at August 31, 2003 have been revised to reflect the adjustments described in note 7(4).

As at August 31, 2004, the Company had non-capital loss carry forwards for income tax purposes of $207.8 million, that expire as follows: 2006 - $ 1.8 million, 2007 - $7.9 million, 2008 - $26.0 million, 2009 - $ 26.8 million, 2010
- $71.5 million, thereafter - $73.9 million.

The recognition and measurement of the current and future tax assets and liabilities involves dealing with uncertainties in the application of complex tax regulations in a number of jurisdictions and in the assessment of the recoverability of future tax assets. Actual income taxes could vary from these estimates as a result of future events, including changes in income tax laws or the outcome of tax reviews by tax authorities and related appeals. To the extent that the final tax outcome is different from the amounts that were initially recorded such differences will impact the income tax provision in the period in which the determination is made.

14.   INVESTMENT GAINS, LOSSES AND WRITE-DOWNS

      The Company has recorded the following investment gains, losses and writedowns.

                                                         2004        2003      2002
      Gain on sale of investment in UTV (note 4)        51,717          -          -
      Gain on New Zealand transaction (note 2)          65,515          -          -
      Gain on sale of Ontario community newspapers
      (note 2)                                               -     21,269          -
      Gain on sale of Atlantic community newspapers
      (note 2)                                               -          -     48,912
      Gain on sale of CKVU Sub Inc. (note 2)                 -          -     67,490
      Loss on sale of SBS Broadcasting S.A. (note 4)         -    (10,952)         -
      Dilution gain - TEN Group (note 3)                 1,889      1,895
      Write-down of other investments                        -          -    (85,450)
      Other gains (losses) and write-downs                 688     (2,972)     2,891
      Write-off deferred financing costs                (4,500)         -          -
                                                       -------    -------    -------
                                                       115,309      9,240     33,843
                                                       =======    =======    =======

      During 2002, the Company wrote down the value of various other investments by $85.5 million to reflect the non-temporary decline in market value.

15.   STATEMENTS OF CASH FLOWS

      The following amounts comprise the net change in non-cash operating accounts included in the statements of cash flows:

                                                      2004         2003        2002
      CASH GENERATED (UTILIZED) BY:
      Accounts receivable                            10,126        5,215      (36,426)
      Investment in film and television programs     13,356        8,039      (16,548)
      Inventory                                       1,060        4,681       12,342
      Other current assets                           (4,944)       2,673          977
      Other assets                                      832       (3,560)      (1,195)
      Accounts payable and accrued liabilities      (50,299)     (62,107)     (76,023)
      Income taxes payable                          (19,115)      58,379       (7,371)
      Deferred revenue                                1,892        1,360       (4,120)
      Film and program accounts payable              (8,591)       5,447       11,925
                                                    -------     --------     --------
                                                    (55,683)      20,127     (116,439)
                                                    =======     ========     ========

      The following amounts were paid on account of interest and income taxes:

                       2004      2003      2002
      Interest       204,328   315,908   258,719
      Income taxes    26,618     9,214    23,005

16.   RETIREMENT ASSETS AND OBLIGATIONS

      The Company has a number of funded and unfunded defined benefit plans, as well as defined contribution plans, that provide pension, other retirement and post retirement benefits to its employees. Its defined benefit pension plans are based on years of service and final average salary. Pension benefits are indexed to the rate of inflation. Information on the Company's pension and post retirement benefit plans follows:

                                                                               POST RETIREMENT
                                                    PENSION BENEFITS (1)         BENEFITS (2)
                                                   ----------------------    -------------------
                                                     2004         2003        2004         2003
      PLAN ASSETS
      Fair value - beginning of year                250,877      254,906           -           -
      Divestiture                                       (25)      (1,330)          -           -
      Actual return (loss) on plan assets            19,538      (10,368)          -           -
      Employer contributions                         13,883       10,693         277         275
      Employee contributions                          6,125        6,322           -           -
      Benefits paid and administrative expenses     (13,691)      (9,346)       (277)       (275)
                                                    -------      -------     -------     -------
      Fair value - end of year                      276,707      250,877           -           -
                                                    =======      =======     =======     =======

      PLAN OBLIGATIONS
      Accrued benefit obligation - beginning of
      year                                          337,436      277,612      30,724      40,429
      Divestiture                                         -       (2,000)          -           -
      Amendment to plan                                   -       16,808           -           -
      Settlements                                         -            -           -      (3,195)
      Accrued interest on benefits                   22,413       20,622       2,334       2,868
      Current service cost                           17,078       17,055       1,260       1,235
      Benefits paid                                 (13,064)      (9,346)       (277)       (275)
      Actuarial loss (gain)                           2,286       16,685         944     (10,338)
                                                    -------      -------     -------     -------
      Accrued benefit obligation - end of year      366,149      337,436      34,985      30,724
                                                    =======      =======     =======     =======

      The Company's accrued benefit asset
      (liability) is determined as follows:
      Accrued benefit obligation                    366,149      337,436      34,985      30,724
      Fair value of plan assets                     276,707      250,877           -           -
                                                    -------      -------     -------     -------
      Plan deficit                                  (89,442)     (86,559)    (34,985)    (30,724)
      Unamortized net actuarial loss (gain)          82,609       84,481      (7,930)     (8,870)
      Unamortized transitional obligation             5,786        6,220       3,026       3,329
      Unamortized past service costs                 14,936       16,142         973       1,110
                                                    -------      -------     -------     -------
      Accrued plan asset (liability)                 13,889       20,284     (38,916)    (35,155)
      Valuation allowance                              (722)        (770)          -           -
                                                    -------      -------     -------     -------
      Accrued plan asset (liability), net of
      valuation allowance                            13,167       19,514     (38,916)    (35,155)
                                                    =======      =======     =======     =======


      The accrued pension benefit asset is included in long term other assets and the accrued post retirement benefit liability is included in other long term liabilities in the Consolidated balance sheet.

      Plan assets consist of:    ACTUAL    TARGET
                                 ------    ------
      Equity securities            53%       60%
      Debt securities              42%       40%
      Other                         5%        -
                                  ---       ---
      Total                       100%      100%
                                  ===       ===

      The pension plans have no investment in shares of the Company.

The Company measures its accrued benefit obligation and the fair value of plan assets for accounting purposes as at June 30 of each year. The most recent actuarial valuation for the most significant of our pension plans, which make up over half of our accrued benefit obligation, was as of January 1, 2001. The next required valuation will be as of January 1, 2004 with an expected completion date of December 31, 2004. The investment strategy for pension plan assets is to utilize a balanced mix of equity and fixed income portfolios, with limited additional diversification, to earn a long-term investment return that meets our pension plan obligations. Active management strategies and style diversification strategies are utilized in anticipation of realizing investment returns in excess of market indices.

Total cash payments for 2004, consisting of cash contributed by the Company to its funded pension plans, cash payments to beneficiaries for its post-retirement plans, and cash contributed to its defined contribution plans, was $16.6 million (2003 - $13.3 million, 2002 - $5.7 million).

The Company's pension benefit expense is determined as follows:

                                              Year ended August 31, 2004                    Year ended August 31, 2003
                                     ------------------------------------------       ---------------------------------------
                                     Incurred        Matching        Recognized       Incurred    Matching         Recognized
                                     in year       adjustments(3)      In year         in year  adjustments(3)       In year
Current service cost                  17,078               -            17,078         17,055            -            17,055
Employee contributions                (6,125)              -            (6,125)        (6,322)           -            (6,322)
Accrued interest on
   benefits                           22,413               -            22,413         20,622            -            20,622
Return on plan assets                (19,538)          1,227           (18,311)        10,368      (28,428)          (18,060)
Plan amendment                             -               -                 -         16,808      (16,808)                -
Transitional obligation                    -             434               434              -          610               610
Past service costs                         -           1,206             1,206              -          808               808
Net actuarial loss                     2,286           1,227             3,513         16,685      (15,169)            1,516
Changes in valuation
allowance                                  -             (48)              (48)             -         (146)             (146)
                                     -------           -----           -------         ------      -------           -------
Benefit expense                       16,114           4,046            20,160         75,216      (59,133)           16,083
Employer contribution to the
    defined contribution plan          2,476               -             2,476          2,299            -             2,299
                                     -------           -----           -------         ------      -------           -------
Total pension benefit
    expense                           18,590           4,046            22,636         77,515      (59,133)           18,382
                                     =======           =====           =======         ======      =======           =======

                                                     Year ended August 31, 2002
                                              -----------------------------------------
                                              Incurred        Matching       Recognized
                                              in year      adjustments(3)     In year
Current service cost                           15,174               -          15,174
Employee contributions                         (5,800)              -          (5,800)
Accrued interest on
   benefits                                    18,252               -          18,252
Return on plan assets                          (3,739)        (15,435)        (19,174)
Transitional obligation                             -             158             158
Past service costs                             11,868         (11,542)            326
Net actuarial loss                              4,900          (5,158)           (258)
Changes in valuation                                -             (86)            (86)
                                               ------         --------        -------
Benefit expense                                40,655         (32,063)          8,592
Employer contribution to the
    defined contribution plan                   1,552               -           1,552
                                               ------         -------         -------
Total pension benefit
  expense                                      42,207         (32,063)         10,144
                                               ======         =======         =======

The Company's post retirement benefit expense is determined as follows:

                                            Year ended August 31, 2004                         Year ended August 31, 2003
                                 --------------------------------------------       ----------------------------------------------
                                 Incurred          Matching        Recognized       Incurred        Matching            Recognized
                                  in year        adjustments(3)      In year         in year     adjustments(3)           In year
Current service cost               1,260                 -             1,260           1,235              -                1,235
Accrued interest on
   benefits                        2,334                 -             2,334           2,868              -                2,868
Transitional obligation                -               303               303               -          1,609                1,609
Past service costs                     -               137               137          (1,110)             -               (1,110)
Net actuarial loss                   944              (941)                3         (10,338)        10,370                   32
                                   -----             -----           -------         -------        -------               ------
Total post retirement
   benefit expense                 4,538              (501)            4,037          (7,345)        11,979                4,634
                                   =====             =====           =======         =======        =======               ======

                                                      Year ended August 31, 2002
                                         ------------------------------------------------
                                         Incurred             Matching         Recognized
                                          in year           adjustments(3)      In year
Current service cost                       1,198                    -             1,198
Accrued interest on
   benefits                                2,503                    -             2,503
Transitional obligation                        -                  439               439
Net actuarial loss                         2,007               (2,007)                -
                                           -----               ------           -------
Total post retirement
   benefit expense                         5,708               (1,568)            4,140
                                           =====               ======           =======

                                                         PENSION BENEFITS                          POST RETIREMENT BENEFITS
                                             --------------------------------------          -----------------------------------
                                             2004         2003              2002             2004         2003            2002
Significant actuarial assumptions in
  measuring the Company's accrued benefit
  obligations as at June 30 are as follows:

   Discount rate                             6.50%          6.50%         6.75-7.25%         6.50%     6.50-6.75%           7.25%
   Rate of compensation
     increase                                3.50%     3.50-4.50%         3.50-4.00%            -              -               -

Significant actuarial assumptions in
  measuring the Company's benefit costs
  as at June 30 are as follows:

   Discount rate                             6.50%          6.75%        7.00-7.275%         6.50%     6.50-6.75%           7.25%
   Expected long-term rate of
     return on pension plan
     assets                                  7.25%     6.75-7.25%%             7.25%            -              -               -
   Rate of compensation
     increase                                3.50%          3.50%%             3.50%            -              -               -

The discount rate was estimated by applying Canadian corporate AA zero coupon bonds to the expected future benefit payments under the plans. For fiscal 2005, the expected long-term rate of return on plan assets will continue to be 7.25%, based on experience and discussions with plan managers. In 2005, the Company expects to contribute $13.2 million to its pension plans and $0.3 million to its other postretirement benefit plans.

Benefit payments, which reflect expected future service, are expected to be paid as follows for the years ending August 31:

Year ending August 31, 2005                      10,454
                       2006                      12,272
                       2007                      13,947
                       2008                      16,010
                       2009                      18,665
                       2010-2014                135,287

(1) As at August 31, 2004 the Company has defined benefit pension plans that are not fully funded. These plans have aggregate plan assets of $196.7 million (2003 - $208.7 million) and aggregate benefit obligations of $291.0 million (2003 - $297.1 million)

(2) Includes post retirement health, dental, and life insurance benefits. The assumed health care cost trend rates for the next year used to measure the expected cost of benefits covered for the post retirement health and life plans were 10.0% for medical and 7.0% for dental, decreasing to an ultimate rate of 5.0% for medical and 6.0% for dental in 2009 and 2010, respectively. A one percentage point increase in assumed health care cost trend rates would have increased the service and interest costs and obligation by $0.5 million and $5.5 million, respectively. A one percentage point decrease in assumed health care cost trends would have lowered the service and interest costs and the obligation by $0.4 million and $4.4 million, respectively.

(3) Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

17.   RELATED PARTY BALANCES AND TRANSACTIONS

      Due from parent and affiliated companies consist of the following:

                                                          2004        2003
      Due from parent, CanWest -- non-interest bearing     79,460      81,568
      Due from various affiliated companies  --
        CanWest Entertainment Inc. -- non-interest
        bearing                                            60,637      60,502
      Fireworks Entertainment Inc. -- non-interest
        bearing                                           413,821     372,408
      Provision for loan impairment                      (418,746)          -
                                                         --------     -------
      Due from parent and affiliated companies            135,172     514,478
                                                         ========     =======

      These advances have no fixed repayment terms.

      The Company has loans due from Fireworks Entertainment Inc. and its parent, CanWest Entertainment Inc., companies controlled by Canwest, which are subject to measurement uncertainty. The estimated recoverable amounts of these loans depend on estimates of the profitability of Fireworks, which in turn, depends upon assumptions regarding future conditions in the film and entertainment industry and the exploitation of the films included in Fireworks' library. Following a period of poor financial performance and increasing concern about the significant decline in the marketability of Fireworks products internationally, CanWest has commenced a process to sell its Fireworks Entertainment Division. A comprehensive revaluation of the fair value of the assets and liabilities of Fireworks Entertainment was completed which resulted in the determination of a fair value that was significantly below the book value of the loans, and accordingly, the Company has established a provision of $419 million against these loans.

      The Company made operating lease payments of $3.2 million to CanWest and affiliated Companies for the year ended August 31, 2004 (2003 - $2.3 million, 2002 - $2.1 million). During 2004, the Company acquired broadcast rights for television programs from Fireworks in the amount of $4.9 million (2003 - $6.6 million, 2002 - $4.5 million).

      Senior subordinated notes held by CanWest Communications Corporation, the parent company of CanWest, totaled $55.0 million (US$41.9 million) at August 31, 2004 (2003 - $58.1 million). This debt matures on May 15, 2011 and bears interest at 10.625%. During 2004, interest expense related to this debt totaled $6.3 million (2003 - $6.4 million, 2002 - $6.5 million). In 2003, CanWest Communications Corporation exchanged these Canadian dollar denominated notes for United States dollar denominated notes. The exchange was completed pursuant to the provisions of the original note indenture.

18.   FINANCIAL INSTRUMENTS

      Financial instruments consist of the following:

                                            2004                  2003
                                   ----------------------  ---------------------
                                    CARRYING      FAIR      CARRYING      FAIR
                                     VALUE       VALUE       VALUE        VALUE
      Short term assets              474,987     474,987     506,563     506,563
      Other investments               12,024      18,174     109,280     125,972
      Short term liabilities         297,083     297,083     362,265     362,265
      Long term debt               2,872,303   2,742,573   3,230,389   3,112,220
      Other long term accrued
          liabilities                 38,667      38,667      62,960      62,960
      Interest rate and
          cross-currency
          swap liabilities           120,341     431,699      24,646     356,956

      The fair values of short-term assets and liabilities, which include cash, accounts receivable, distributions receivable from TEN Group, income taxes payable, accounts payable and accrued liabilities and film and program accounts payable approximate their fair values due to the short term nature of these financial instruments.

      The fair value of other investments is primarily based on quoted market prices for publicly traded securities, and the most recent purchase transactions and comparable valuations for non-listed securities.

      The fair value of long term debt subject to floating interest rates approximates the carrying value. The fair value of long term debt, subject to fixed interest rates, is estimated by discounting future cash flows, including interest payments, using rates currently available for debt of similar terms and maturity.

      The fair values of other long term liabilities, including film and television program accounts payable, approximate their carrying values.

      The fair values of interest rate and cross-currency interest rate swaps are based on the amounts at which they could be settled based on estimates of market rates.

      CREDIT RISK

      The Company is exposed to credit risk, primarily in relation to accounts receivable. Exposure to credit risk varies due to the concentration of individual balances with large advertising agencies. The Company performs regular credit assessments of its customers and provides allowances for potentially uncollectible accounts receivable.

      INTEREST RATE RISK

      The Company manages its exposure to fluctuations in interest rates through the use of interest rate and cross-currency interest rate swap agreements, more fully described in note 9.

19.   JOINTLY CONTROLLED ENTERPRISE

      The following amounts included in the consolidated financial statements represent the Company's proportionate interest in joint ventures.

                                                                               2004              2003
      BALANCE SHEETS
      Assets
      Current assets                                                         11,140            10,182
      Long term assets                                                        9,695             9,823
                                                                             ------            ------
                                                                             20,835            20,005
                                                                             ======            ======

      Liabilities                                                            28,902            33,692
      Current liabilities                                                         -                 -
                                                                             ------            ------
      Long term liabilities                                                  28,902            33,692
                                                                             ======            ======

                                                                             2004              2003              2002
      STATEMENTS OF EARNINGS
      Revenue                                                                31,634            29,461            25,643
      Expenses                                                               27,591            27,674            24,630
                                                                             ------            ------            ------
      Net earnings                                                            4,043             1,787             1,013
                                                                             ======            ======            ======

      STATEMENTS OF CASH FLOWS
      Cash generated (utilized) by:
      Operating activities                                                    7,633             6,833               242
      Investing activities                                                      117               (70)             (887)
      Financing activities                                                   (5,230)           (6,602)              600
                                                                             ------            ------            ------
      Net increase in cash                                                    4,043               161               (45)
                                                                             ======            ======            ======

20.   COMMITMENTS, CONTINGENCIES AND GUARANTEES

      COMMITMENTS

      (a) The Company has entered into a Management Services Agreement with The Ravelston Corporation Limited ("Ravelston"). The agreement provides for annual payments of $6.0 million. Either party upon six months notice may terminate the agreement. In the event of termination by the Company, a fee of $45 million is payable. In the event of termination by Ravelston, or in the event that Ravelston is unable to perform the services in accordance with the agreement, a fee in the amount of $22.5 million is payable.

      (b) The Company has entered into various agreements for the right to broadcast certain feature films and syndicated television programs in the future. These agreements, which range in term from one to five years, generally commit the Company to acquire specific programs or films or certain levels of future productions. The acquisition of these additional broadcast rights is contingent on the actual production and/or the airing of the programs or films. Management estimates that these agreements will result in future annual broadcast rights expenditures of $270 million.

      (c) The Company's future minimum payments under the terms of its operating leases are as follows:

                2005                                 27,554
                2006                                 24,527
                2007                                 21,629
                2008                                 16,839
                2009                                 17,829
                thereafter                           45,564

      CONTINGENCIES

      (a) On December 17, 2003 the Company filed a statement of claim against Hollinger International Inc., Hollinger Inc. and certain related parties in the amount of $25.7 million plus interest representing amounts owed to the Company related to its acquisition of 50% of The National Post Company partnership in March 2002. In August 2004, the Company obtained a summary judgment in respect of its claim against Hollinger for $22.5 million of this claim plus interest. The receivable and related accrued interest are classified as accounts receivable. The Company has also requested arbitration related to a further $76.8 million owed by Hollinger International Inc. and Hollinger Canadian Newspapers Limited Partnership related to certain unresolved matters related to its November 15, 2000 acquisition of certain newspaper assets from Hollinger International Inc. and Hollinger Canadian Newspapers Limited Partnership (note 2). Hollinger International disputes this claim and claims that it and certain of its affiliates are owed $45 million by the Company.

      (b) In March 2001, a statement of claim was filed against the Company and certain of the Company's subsidiaries by CanWest Broadcasting Ltd.'s ("CBL's") former minority interests requesting, among other things, that their interests in CBL be purchased without minority discount. In addition, the claim alleges the Company wrongfully terminated certain agreements and acted in an oppressive and prejudicial manner towards the plaintiffs. The action was stayed on the basis that the Ontario courts have no jurisdiction to try the claim. In April 2004, a statement of claim was filed in Manitoba, which was substantially the same as the previous claim, seeking damages of $405 million. The Company believes the allegations are substantially without merit and not likely to have a material adverse effect on its business, financial condition or results of operation. The Company intends to vigorously defend this lawsuit.

      (c) The Company is involved in various legal matters arising in the ordinary course of business. The resolution of these matters is not expected to have a material adverse effect on the Company's financial position, results of operations or cash flows.

      GUARANTEES

      In connection with the disposition of assets, the Company has provided customary representations and warranties that range in duration. In addition, as is customary, the Company has agreed to indemnify the buyers of certain assets in respect of certain liabilities pertaining to events occurring prior to the respective sales relating to taxation, environmental, litigation and other matters. The Company is unable to estimate the maximum potential liability for these indemnifications as the underlying agreements often do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined.

      The Company has agreed to indemnify its current and former directors and officers to the extent permitted by law against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as result of their service. These indemnification claims will be subject to any statutory or other legal limitation period. The nature of such indemnification prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counter parties. The Company has $30 million in directors' and officers' liability insurance coverage.

21.   SEGMENTED INFORMATION

      The Company operates primarily within the publishing, online, broadcasting, entertainment and outdoor advertising industries in Canada, New Zealand, Ireland and Australia.

      Each segment below operates as a strategic business unit with separate management. Segment performance is measured primarily on the basis of operating profit. Management includes its proportionate interest in the results of its equity accounted Australian television and outdoor operations in strategic decision making, therefore, these proportionate results are included in the following segmented disclosure. Segmented information in Canadian dollars is as follows:

                                                                                  SEGMENT
                                           REVENUE                            OPERATING PROFIT
OPERATING SEGMENTS           -----------------------------------    -----------------------------------
TELEVISION                     2004         2003         2002         2004          2003         2002
Canada                         690,302      730,407      691,888     147,430       216,346      190,752
Australia - Network TEN        409,204      336,362      281,427     145,328       106,975       81,782
New Zealand                    108,236       95,055       69,079      23,291        10,095       (1,938)
Ireland                         34,152       32,490       28,317      10,591         9,729        7,654
                             ---------    ---------    ---------    --------      --------      -------
                             1,241,894    1,194,314    1,070,711     326,640       343,145      278,250
Radio - New Zealand             86,717       73,400       60,724      27,488        20,751       16,361
Publishing and Online -
   Canada                    1,193,627    1,208,180    1,320,262     267,343       258,496      285,027
Outdoor - Australia             43,742       36,656       38,074       8,215         2,560          874
Corporate and other                  -            -            -     (27,110)      (23,213)     (26,807)
                             ---------    ---------    ---------    --------      --------      -------
Total operating segments     2,565,980    2,512,550    2,489,771     602,576       601,739      553,705
Restructuring and film
   and television
   impairment expenses(1)            -          -            -        (2,445)      (23,305)           -
Elimination of equity
   accounted affiliates(2)    (452,946)    (373,018)    (319,500)   (153,543)      (99,219)     (82,655)
                             ---------    ---------    ---------    --------      --------      -------
Total                        2,113,034    2,139,532    2,170,271     446,588       479,215      471,050
                             =========    =========    =========    ========      ========      =======
Amortization expense                                                  93,124        94,687       97,600
                                                                    --------      --------      -------
Operating income                                                     353,464       384,528      373,450
                                                                    ========      ========      =======
                                                                      CAPITAL
                                 TOTAL ASSETS                       EXPENDITURES
OPERATING SEGMENTS           ----------------------       -------------------------------
TELEVISION                      2004        2003           2004         2003        2002
Canada                       1,073,459    1,297,263       22,840        9,364      14,392
Australia - Network TEN        391,748      372,039        3,976       11,097      12,388
New Zealand                    123,459      130,049        2,962        3,056       1,518
Ireland                         22,819       22,980          255          117         479
                             ---------    ---------       ------      -------     -------
                             1,611,485    1,822,331       30,033       23,634      28,777
Radio - New Zealand            138,591      130,756        3,231        2,666       1,207
Publishing and Online -
   Canada                    2,806,034    2,854,201       11,999        9,348      17,063
Outdoor - Australia             25,069       23,789        1,347          693       2,379
Corporate and other            571,320      839,020       11,873       13,589      17,613
                             ---------    ---------       ------      -------     -------
Total operating segments     5,152,499    5,670,097       58,483       49,930      67,039
Restructuring and film
   and television
   impairment expenses(1)            -            -            -            -           -
Elimination of equity
   accounted affiliates(2)    (340,321)    (319,373)      (5,323)     (11,790)    (14,767)
                             ---------    ---------       ------      -------     -------
Total                        4,812,178    5,350,724       53,160       38,140      52,272
                             =========    =========       ======      =======     =======

(1) For 2004, this includes Canadian television restructuring expenses. For 2003 it includes Network TEN program impairment charges of $10.3 million and Canadian media operations restructuring charges of $13.0 million.

(2) Elimination of proportionate interest in Australia's Network TEN and Outdoor.

22.   SUBSEQUENT EVENTS

      In October 2004, the Company launched an exchange offer to exchange a new series of 8% Senior Subordinated notes due 2012 for the outstanding 12 1/8% Senior notes due 2010 issued by the Hollinger Participation Trust. In the exchange offer, the holders of the trust notes were offered US$1,240 principal amount of new notes in exchange for each US$1,000 of trust notes. In addition, the Company launched a concurrent offer of notes, proceeds of which were used to retire the 12 1/8% junior subordinated notes held by Hollinger, which had not been participated to the Hollinger Participation Trust. The effect of these transactions was to replace the Company's existing 12 1/8% junior subordinated notes (including accrued interest to November 18, 2004) with new $908.1 million (US$760.1 million) 8% senior subordinated notes. These transactions were completed on November 18, 2004. Also on November 18, 2004, 3815668 Canada Inc., the issuer of the above-mentioned notes, amalgamated with CanWest Media Inc.; both are wholly-owned subsidiaries of CanWest.

      The excess of the fair value of the 8% subordinated notes over the carrying value of the 12 1/8% junior subordinated notes, together with certain other costs of settling the debt totaling $44 million will be expensed in the quarter ended November 30, 2004.

23.   UNITED STATES ACCOUNTING PRINCIPLES

      These consolidated financial statements have been prepared in accordance with Canadian GAAP. In certain aspects GAAP as applied in the United States ("U.S.") differs from Canadian GAAP.

      PRINCIPAL DIFFERENCES AFFECTING THE COMPANY

      (a)   COMPREHENSIVE INCOME

            Comprehensive income, defined as all changes in equity other than those resulting from investments by owners and distributions to owners, must be reported under U.S. GAAP. There is currently no similar requirement under Canadian GAAP.

      (b)   PRE-OPERATING COSTS

            In the U.S., pre-operating costs are expensed in the period incurred. In accordance with Canadian GAAP, the Company defers pre-operating costs until commencement of commercial operations and amortizes the deferred costs over a period of five years. The U.S. GAAP reconciliation reflects the expensing of amounts which were deferred for Canadian GAAP of: 2004 - $1,748, 2003 - $851, and 2002
            - $6,414, with related tax recoveries of: 2004 - $305, 2003 - $366, and 2002 - $2,758 and the reversal of amortization of pre-operating costs of: 2004 - $1,471, 2003 - $4,711, and 2002 - $4,983, with related tax provisions of 2004 - $646, 2003 - $1,305, and 2002 -
            $1,427. The balance sheet effect of these adjustments was: other assets reduced by 2004 - $6,498 and 2003 - $6,221, long term future tax liability reduced by 2004 - $2,328 and 2003 -

            $2,669 and shareholder's equity reduced by the net amount of: 2004 - $4,170 and 2003 - $3,552.

      (c)   FOREIGN CURRENCY TRANSLATION

            In the U.S., distributions from self-sustaining foreign operations do not result in a realization of the cumulative translation adjustments account. Realization of such foreign currency translation adjustments occur only upon the sale of all or a part of the investment giving rise to the translation adjustments. In accordance with Canadian GAAP, reductions in the net investment in self-sustaining foreign operations result in a proportionate reduction in the cumulative foreign currency translation adjustment accounts. The U.S. GAAP reconciliation reflects the reversal of realization of cumulative translation adjustments resulting in an increase (decrease) in net earnings of: 2004 - $4,526, 2003 - ($922) and 2002 - $1,000. The balance sheet effect of these adjustments was: increase (decrease) retained earnings by: 2004 - $10,034 and 2003 - $5,508 and increase (decrease) accumulated other comprehensive income by: 2004 - ($10,034) and 2003 - ($5,508).

            Under Canadian GAAP cumulative currency translation adjustments are presented as a separate component of shareholder's equity. Under US GAAP it is a component of accumulated other comprehensive income. The US GAAP reconciliation reflects this reclassification.

      (d)   PROGRAMMING COMMITMENTS

            Under Canadian GAAP, certain programming commitments imposed by regulatory requirements related to an acquisition, completed prior to January 1, 2001, were accrued in the purchase equation resulting in additional goodwill. Under U.S. GAAP, these costs were expensed as incurred. The U.S. GAAP reconciliation reflects the expensing of these programming costs as incurred of: 2004 - $6,012, 2003 - $5,970 and 2002 - $5,671, with related tax recoveries of 2004 - $1,683, 2003 - $2,567 and 2002 - $2,439. The balance sheet effect of these adjustments was to reduced goodwill by: 2004 and 2003 - $21,375, increase long term future tax liability by: 2004 - $9,436 , 2003 - $11,119, reduce other long term accrued liabilities by: 2004 - $15,071, 2003 - $21,083, reduce current accrued liabilities by: 2004
            - $3,750 and 2003 - $3,750 and reduce shareholder's equity by: 2004
            - $11,052 and 2003 - $6,723.

      (e)   EQUITY ACCOUNTED AFFILIATES

            Under U.S. GAAP, investments which were placed in trust such that the Company could not exercise control or significant influence are accounted for at cost. Under Canadian GAAP these investments were accounted on an equity basis. These investments were sold by the Company in 2002. The U.S. GAAP reconciliation reflects an increased gain on the sale of these investments in 2002 of $3,375. There is no balance sheet effect for the periods reported.

      (f)   INVESTMENT IN A BROADCASTING OPERATION ON AN EQUITY BASIS

            Under Canadian GAAP, the Company's investment in a broadcasting operation was accounted for using the equity method during the period that this investment was held in trust pending completion of the regulatory approval process. Under U.S. GAAP, the investment was initially accounted for on a cost basis; then, as a result of receiving approval to complete the purchase of the broadcasting operation, the Company changed its method of accounting for the investment to the equity method. The change in accounting policy was retroactively applied as required under APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, to the date that the Company initially acquired its investment. Effective July 6, 2000, the Company consolidated this investment for both Canadian and U.S. GAAP purposes. The U.S. GAAP reconciliation had no effect on earnings for the periods presented. The effect on the balance sheet was to reduce goodwill by: 2004 and 2003 - $ 38,503 and increase shareholder's equity by: 2004 and 2003
            - $38,503.

      (g)   INTANGIBLE ASSETS

            Under Canadian GAAP, certain costs related to the development of broadcast licences, other than through a business combination, were recorded as intangible assets. Under U.S. GAAP such costs are expensed as incurred. The U.S. GAAP reconciliation reflects the expensing of development costs as incurred of: 2004 - nil, 2003 - $2,325, 2002 - nil with related tax effect of: 2004 - nil, 2003 - $860, 2002 - nil. The balance sheet effect was to reduce intangible assets by: 2004 - $2,325, 2003 - $2,325, to reduce long term future tax liability by: 2004 - $860, 2003 - $860 and to reduce shareholders equity by: 2004 - $1,465 and 2003 - $1,465.

      (h)   INVESTMENT IN MARKETABLE SECURITIES

            For U.S. GAAP, investment assets classified as "available for sale" are carried at market, and unrealized temporary gains and losses are included, net of tax, in other comprehensive income. In accordance with Canadian GAAP, the Company carries its investment in marketable securities at cost. The effect of the U.S. GAAP reconciliation was to increase (decrease) other comprehensive income by: 2004 - ($16,834), 2003 - ($32,695) and 2002 - $91,387, to increase other investments by: 2004 - nil and 2003 - $16,834, and to increase shareholder's equity by: 2004 - nil, and 2003 - $16,834.

      (i)   PENSION VALUATION ALLOWANCES

            Under Canadian GAAP a valuation allowance against pension assets is the excess of the adjusted benefit asset over the expected future benefit. Changes in the valuation allowance are recorded as adjustments to pension expense. Under U.S. GAAP valuation allowances are not recorded. The U.S. GAAP reconciliation reflects the elimination of pension valuation allowances resulting in reduced earnings of: 2004 - $48, 2003 - $146, 2002 - $86, with related tax recoveries of: 2004 - $19, 2003 - $54, 2002 - $32. The balance sheet effect was to increase long term other assets by: 2004 - $722, reduce other long term accrued liabilities by: 2004 - $770, increase long term future tax liability by: 2004 - $266, 2003 - $285 and reduce shareholder's equity by: 2004 - $456 and 2003 - $485.

      (j)   PROPORTIONATE CONSOLIDATION

            Canadian GAAP requires the accounts of jointly controlled enterprises to be proportionately consolidated. Under U.S. GAAP, investments in jointly controlled entities are accounted as equity investments. This accounting difference applies to the Company's investment in TV3 Ireland and Mystery. The proportionate interest is disclosed in note 19. Accordingly, under accommodation provided by the SEC this difference is not included in the following reconciliation.

      (k)   ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

            Under U.S. GAAP, entities are required to recognize all derivative instruments as either assets or liabilities in the balance sheet, and measure those instruments at fair value. The changes in fair value of the derivative are included in the statement of earnings. In addition, under U.S. GAAP foreign denominated debt is adjusted through earnings to reflect currency translation rates at each balance sheet date. Under Canadian GAAP hedge accounting is applied for derivatives that are eligible for hedge accounting if certain criteria are met. Non-hedging derivatives are recognized at their fair value as either assets or liabilities. As a result of adopting FAS 133 on September 1, 2001, the Company discontinued hedge accounting. The fair value of derivatives designated as hedges before August 31, 2000 have been included in a transitional adjustment and are included in income when the hedged transaction is completed. The U.S. GAAP reconciliation reflects the recording of gains (losses) on interest rate and cross-currency swaps and translation of foreign denominated debt of: 2004 - $75,789, 2003 - $(70,945), 2002 - $28,803, with related tax provision (recovery) of:
            2004 - $31,161, 2003 - ($30,340), 2002 - $1,268 and the recording of gains (losses) on interest rate and cross-currency swaps and translation of foreign denominated debt in equity accounted affiliates of: 2004 - ($1,195), 2003 - ($5,431), 2002 - nil, with related tax recoveries of 2004 -($430), 2003 - ($1,955), 2002 - nil.
            The balance sheet effect was to increase long term swap liabilities by: 2004 - $330,279, 2003 - $332,309, reduced long term debt by:
            2004 - $261,605, 2003 - $193,982, reduce future tax liabilities by:
            2004 - $38,453, 2003 - $67,406 and decrease investment in Network TEN by: 2004 - nil, 2003 - $3,476, and reduce shareholder's equity by: 2004 - $28,301 and 2003 - $72,164.

      (l) INTEGRATION COSTS RELATED TO THE ACQUISITION OF THE PUBLISHING PROPERTIES

            Under Canadian GAAP certain integration costs related to the acquisition of the company's publishing properties were accrued in the purchase equation. Under U.S. GAAP, these costs are expensed as incurred. The U.S. GAAP reconciliation reflects expensing of integration costs as incurred of: 2004 - nil, 2003 - $302, 2002 - $2,297, with related tax recovery of: 2004 - nil, 2003 - $109, 2002
            - $827. The balance sheet effect was to increase accrued liabilities by 2004 - $2,599, 2003 - $2,599, reduce future income tax liability by 2004 - $936 million, 2003 - $936 million and reduce shareholder's equity by: 2004 and 2003 - $1,663.

      (m)   RESOLUTION OF ACQUIRED TAX CONTINGENCIES

            Under U.S. GAAP, the settlement of tax contingencies acquired through a business acquisition result in an adjustment to the purchase equation. In accordance with Canadian GAAP, the resolution of such tax contingencies are included in earnings once the purchase price allocation is finalized. The U.S. GAAP reconciliation reflects the reduction of earnings related to the reversal of tax recoveries of: 2004 - $7,000. The balance sheet effect was to reduce goodwill and shareholder's equity by: 2004 - $7,000.

      (n)   RESTATEMENT OF PRIOR YEARS BALANCES

            As discussed in footnote(4) to note 7, the Company restated its balance sheet for certain items related to certain business acquisitions and divestitures. Similar changes were made to the balance sheet as at August 31, 2003, except that the changes to future tax balances upon the adoption of FAS 142, Goodwill and Other Intangible Assets, should have been reflected as a future income tax recovery in the year FAS 142 was adopted. The effect of the U.S., GAAP reconciliation was to increase future tax recoveries by: 2004 - nil, 2003- nil, 2002 - $160,500. The balance sheet effect was to reduce goodwill by:

            2004 and 2003 - $160,500 and increase retained earnings by: 2004 and 2003 - $160,500.

      (o) CUMULATIVE EFFECT OF THE PROSPECTIVE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

            Under U.S. GAAP, the transitional impairment of goodwill related to Network TEN is recorded as a charge to net earnings in accordance with Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangibles, where as under Canadian GAAP it was recorded as a charge to opening retained earnings.

      (p)   CONSOLIDATION OF VARIABLE INTEREST ENTITIES

            For its year ended August 31, 2004 for U.S. GAAP the Company was required to apply the Financial Accounting Standards Board (FASB) Interpretation No. 46(R) (FIN 46), Consolidation of Variable interest Entities. The Company has determined that it is the primary beneficiary of Network TEN Group, a variable interest entity. Accordingly, for U.S. GAAP, as required by FIN 46 the Company consolidated the results of TEN Group on a prospective basis effective May 31, 2004. Under Canadian GAAP, the Company accounted for its investment in TEN Group using the equity method. As at August 31, 2004 the Company holds a 56.6% economic interest in TEN Group. The interest held by the 43.4% minority is classified in minority interests. As a result of the consolidation of TEN Group, no cumulative effect of the adoption of the new accounting policy was required. The effect of consolidating Network TEN for U.S. GAAP is presented below. The following supplemental note disclosure is limited to material balances of TEN Group and relates to the effect that the consolidation of TEN Group has on certain balances as of and for the year ended August 31, 2004.

      INCOME TAXES

      The TEN Group provision for taxes differs from the combined Canadian statutory rate as follows:

      For the year ended August 31, 2004

      TEN Group income taxes at the Company's
           combined statutory rate of 35.2%                                              17,723
      Effect of foreign income tax rates differing
           from Canadian income tax rates                                                (2,618)
      Effect of deductibility of intercompany
           interest elimination                                                          (2,388)
      Withholding tax provided on distributions                                             267
      Other                                                                                 323
                                                                                        -------
      Provision for income taxes                                                         13,307
                                                                                        =======

      INVESTMENT IN FILM AND TELEVISION PROGRAM RIGHTS

                                  AS AT AUGUST 31, 2004
                                -------------------------
                               CURRENT         LONG TERM
      Broadcast rights          122,003            1,690
      Other                         495                -
                                -------          -------
                                122,498            1,690
                                =======          =======

PROPERTY, PLANT AND EQUIPMENT

                                                         AS AT AUGUST 31, 2004
                                             ---------------------------------------------
                                                              ACCUMULATED
                                               COST           AMORTIZATION           NET
Land                                            4,834                 -              4,834
Buildings                                       9,065            (2,105)             6,960
Leasehold improvements                          4,931              (935)             3,996
Plant and equipment                           173,074          (114,057)            59,017
Plant and equipment under lease                 6,351            (4,567)             1,784
                                             --------          --------           --------
Total property, plant and equipment           198,255          (121,664)            76,591
                                             ========          ========           ========

INTANGIBLE ASSETS

                                            AS AT AUGUST 31, 2004
                                 ------------------------------------------
                                                 ACCUMULATED
                                  COST           AMORTIZATION        NET
Finite life:
Site licences                     27,485             2,445          25,040
Indefinite life:
Broadcast licences               228,318                 -         228,318
                                 -------           -------         -------
Total intangible assets          255,803             2,445         253,318
                                 =======           =======         =======

Amortization of $167 was recorded in the three months ended August 31, 2004.

Site licences represent outdoor site leases. These licences are being amortized on a straight line basis over the term of the leases (approximately 20 to 40 years).

GOODWILL

As at August 31, 2004 goodwill of $54 million relates to the Australia - Outdoor advertising segment and $38 million relates to the Australia - Network TEN segment. There were no changes in the goodwill balances in the year ended August 31, 2004.

LONG TERM DEBT

                                           AS AT
                                       AUGUST 31, 2004
Unsecured Bank Loan (1)                   163,048
Senior unsecured notes (2)                164,585
Other                                       3,169
                                          -------
                                          330,802
Effect of foreign currency swap            31,150
                                          -------
Total long term debt                      361,952
Less portion due within one year            1,492
                                          -------
Long term portion                         360,460
                                          =======

(1) Credit facility provides for a maximum of $652 (A$700) million in advances. At August 31, 2004 the TEN group had drawn A$175 million against this facility leaving an availability of A$525 million. This facility matures in December 2008. The TEN Group entered into interest rate swap contracts with a notional amount of A$250 million to fix the interest on this facility and subsequent facilities with maturities to 2011. The effective interest rate of this debt is approximately 5.7%.

(2) The US$125 million unsecured notes mature in March 2013. The TEN Group has entered into a US$125 million cross currency interest rate swap resulting in floating rates and a fixed currency exchange rate of US$1:A$1.6807. The effective interest rate of this debt is approximately 6.4%.

COMMITMENTS

The TEN Group has the following commitments:

YEAR ENDED AUGUST 31,                      2005         2006         2007         2008          2009     THEREAFTER
Capital expenditures                        2,735          464            -            -             -           -

Program expenditures                       57,773       28,391       40,205       16,528         6,947           -
Leases                                     35,254       28,649       22,341       15,174         7,042      39,108
                                        ---------    ---------    ---------    ---------     ---------    --------
Total                                      95,762       57,504       62,546       31,702        13,989      39,108
                                        =========    =========    =========    =========     =========    ========

      (q) PROPOSED ACCOUNTING POLICIES

            VALUATION OF INTANGIBLES

            In accordance with the SEC staff announcement released September 29, 2004, the Company will utilize a direct approach in the valuation of intangible assets for the purposes of impairment testing. Previously the Company utilized a residual value approach in valuing certain broadcast licences. The effect of the adoption of this policy has not been determined.

            SHARE-BASED PAYMENT

            In December 2004, The Financial Accounting Standards Board issued the Statement of Financial Accounting Standards No. 123 (Revised
            2004), Share Based Payment, which requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). FAS 123 (Revised 2004) is applicable for as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Company is currently considering the impact of the adoption of this standard.

      CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

      The following is a reconciliation of net earnings (loss) reflecting the differences between Canadian and U.S. GAAP:

                                                                     2004                                                  2002
                                           ---------------------------------------------------------       2003          U.S. GAAP
                                             CANADIAN                       U.S. GAAP                     U.S. GAAP     REVISED (**)
                                               GAAP        TEN GROUP(*)    ADJUSTMENTS     U.S. GAAP     REVISED (**)   (NOTE 23(n))
Revenue                                       2,113,034         195,382             -      2,308,416        2,139,532     2,170,271
Operating expenses (b, d, i)                  1,124,543         115,722         7,808      1,248,073        1,125,443     1,173,336
Selling, general and administrative
    expenses                                    539,458          17,139                      556,597          531,479       540,352
Restructuring expenses                            2,445               -                        2,445           12,989             -
                                           ------------    ------------    ----------     ----------     ------------   -----------
                                                446,588          62,521        (7,808)       501,301          469,621       456,583
Amortization of intangibles                      17,500             167             -         17,667           17,500        17,500
Amortization of property, plant and
    equipment                                    70,589           4,455             -         75,044           70,100        73,430
Other amortization (b)                            5,035               -        (1,471)         3,564            2,376         1,687
                                           ------------    ------------    ----------     ----------     ------------   -----------
Operating income                                353,464          57,899        (6,337)       405,026          379,645       363,966
Interest expense                               (310,710)         (7,005)            -       (317,715)        (352,479)     (349,692)
Interest income                                   9,635               -             -          9,635                -             -
Amortization of deferred financing
   costs                                         (7,864)            (69)            -         (7,933)          (8,247)       (9,942)
Interest rate and foreign currency swap
   losses (k)                                  (110,860)         (1,099)       75,789        (36,170)         (93,960)       27,172
Foreign exchange gains                           45,106               -             -         45,106            3,928           469
Loan impairment                                (418,746)              -             -       (418,746)               -             -
Investment gains and losses, net of
   write-down                                   115,309             493             -        115,802            9,240        37,218
Dividend income                                   3,738               -             -          3,738            3,532         3,241
                                           ------------    ------------    ----------     ----------     ------------   -----------
                                               (320,928)         50,219        69,452       (201,257)         (58,341)       72,432
Provision for (recovery of) income
   taxes (b, d, g, i, k, l, m, n)                (9,907)         13,307        36,800         40,200          (29,982)     (157,525)
                                           -------------   ------------    ----------     ----------     ------------   -----------
Earnings (loss) before the following           (311,021)         36,912        32,652       (241,457)         (28,359)      229,957
Minority interest                                  (478)        (17,543)            -        (18,021)               -         4,330
Interest in earnings of Network TEN (k)          99,889         (22,724)         (765)        76,400           97,863       (11,815)
Interest in loss of other equity
   accounted affiliates                            (625)          3,355             -          2,730           (1,332)       (1,523)

Realized currency translation
    adjustments (c)                              (7,023)              -         4,526         (2,497)               -             -
                                           ------------    ------------    ----------     ----------     ------------   -----------
Net earnings (loss) for the year in
   accordance with U.S. GAAP before
   cumulative effect of adoption of
   new accounting policies                     (219,258)              -        36,413       (182,845)          68,172       220,949
Cumulative effect of adoption of new
   accounting policies (o)                            -               -             -              -                -       (45,269)
                                           ------------     -----------     ---------     ----------     ------------   -----------
Net earnings (loss) for the year in
   accordance with U.S. GAAP                   (219,258)              -        36,413       (182,845)          68,172       175,680
                                           ============    ============    ==========    ===========     ============   ===========

      (*) Represents the adjustments to consolidate the Company's interest in TEN Group in accordance with FIN 46 effective May 31, 2004. These adjustments are based on Canadian GAAP. Any differences between Canadian and U.S. GAAP have been presented in the U.S. GAAP adjustments column.

      (**) As explained in Note 1(c), the Company revised the presentation of revenues and operating expenses to conform to Emerging Issues Task Force Abstract 99-19, Reporting Revenue Gross as a Principal vs. Net as an Agent, which was applicable to the Company for its years ended August 31, 2000 and subsequent.

      COMPARATIVE RECONCILIATION OF NET EARNINGS

      The following is a reconciliation of net earnings reflecting the differences between Canadian and U.S. GAAP:

                                                                                                  2002
                                                                                               REVISED
                                                                      2004         2003       (NOTE 23(n))
      Net earnings (loss) in accordance with Canadian GAAP           (219,258)      115,407        33,395
      Pre-operating costs incurred (b)                                 (1,748)         (851)       (6,414)
      Amortization of pre-operating costs (b)                           1,471         4,711         4,983
      Realization of currency translation adjustments (c)               4,526          (922)        1,000
      Programming costs imposed by regulatory requirement (d)          (6,012)       (5,970)       (5,671)
      Integration costs related to publishing properties (l)                -          (302)       (2,297)
      Development costs re: intangible assets (g)                           -        (2,325)            -
      Pension valuation allowances (i)                                    (48)         (146)          (86)
      Equity accounted affiliates in trust (e)                              -             -         3,375
      U.S. GAAP adjustments in equity accounted affiliates (k)         (1,195)       (5,431)            -
      Gain (loss) on interest rate and cross currency swaps
           and translation of foreign denominated debt (k)             75,789       (70,945)       28,803
      Resolution of acquired tax contingencies (m)                     (7,000)            -             -
      Adjustment related to restatement of prior periods (n)                -             -       160,500
      Tax effect of adjustments                                       (29,370)       34,946         3,361
                                                                     --------      --------      --------
      Net earnings (loss) for the year in accordance with
           U.S. GAAP before cumulative effect of adoption of new
           accounting policies                                       (182,845)       68,172       220,949
      Cumulative effect of adoption of new accounting policy (o)            -             -       (45,269)
                                                                     --------      --------      --------
      Net earnings (loss) for the year in accordance with
           U.S. GAAP                                                 (182,845)       68,172       175,680
                                                                     ========      ========      ========

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) - current periods

                                                     2004          2003          2002
Net earnings (loss) in accordance with U.S. GAAP   (182,845)       68,172      175,680
                                                   --------      --------      -------
Unrealized foreign currency translation gain (c)     12,298        22,087       24,636
Realized foreign currency translation loss (c)        2,497             -            -
                                                   --------      --------      -------
Foreign currency translation gain                    14,795        22,087       24,636
Unrealized gains (losses) on securities
   available for sale net of tax of nil (h)          34,883       (43,647)      31,387
Realized (gains) losses on securities
   available for sale net of tax of nil (h)         (51,717)       10,952       60,000
Transition adjustment on swaps net of tax of
    $177 (2003 - $68, 2002 - $69) (k)                   313           118          115
                                                   --------      --------      -------
                                                     (1,726)      (10,490)     116,138
                                                   --------      --------      -------
Comprehensive income (loss)                        (184,571)       57,682      291,818
                                                   ========      ========      =======

Comprehensive income (loss) - accumulated balances

                                                     FOREIGN        UNREALIZED      TRANSITION
                                                     CURRENCY      GAINS(LOSSES)   ADJUSTMENT ON
                                                   TRANSLATION     ON SECURITIES        SWAPS           TOTAL
Accumulated other comprehensive income (loss)-
  August 31, 2001                                      (79,724)         (41,858)         (2,463)        (124,045)
Change during the year                                  24,636           91,387             115          116,138
                                                  ------------     ------------    ------------     ------------
Accumulated other comprehensive income (loss)-
  August 31, 2002                                      (55,008)          49,529          (2,348)          (7,907)
Change during the year                                  22,087          (32,695)            118          (10,490)
                                                  ------------     ------------    ------------     ------------
Accumulated other comprehensive income (loss)-
  August 31, 2003                                      (33,001)          16,834          (2,230)         (18,397)
Change during the year                                  14,795          (16,834)            313           (1,726)
                                                  ------------     ------------    ------------     ------------
Accumulated other comprehensive income (loss)-
  August 31, 2004                                      (18,206)               -          (1,917)         (20,123)
                                                  ============     ============    ============     ============

      CONSOLIDATED BALANCE SHEETS

      The following is a reconciliation of the Company's consolidated balance sheet reflecting the differences between Canadian and U.S. GAAP:

                                                                                                                    2003
                                                                         2004                                     U.S. GAAP
                                           ----------------------------------------------------------------        REVISED
                                              CANADIAN                           U.S. GAAP                       (NOTE 7 AND
                                                GAAP          TEN GROUP(*)      ADJUSTMENTS      U.S. GAAP          23(n))
ASSETS
CURRENT ASSETS
Cash                                              77,335           16,623                -           93,958           115,522
Accounts receivable                              361,085          126,451                -          487,536           370,132
Distributions receivable from TEN Group
                                                  36,567          (36,567)               -                -            20,909
Inventory                                         13,449                -                -           13,449            14,509
Investment in film and television
  programs                                        71,601          122,498                -          194,099            82,912
Future income taxes                                6,166                -                -            6,166            20,223
Other assets                                      18,853            3,721                -           22,574            10,483
                                             -----------      -----------       ----------      -----------      ------------
                                                 585,056          232,726                -          817,782           634,690
Investment in TEN Group                           39,929          (39,929)               -                -            52,070
Other investments                                 12,024           14,804                -           26,828           126,114
Investment in film and television
  programs                                        33,467            1,690                -           35,157            30,960
Due from parent and affiliated
  companies                                      135,172                -                -          135,172           514,478
Property, plant and equipment                    618,042           76,591                -          694,633           624,820
Future income taxes                                    -            5,580                -            5,580                 -
Other assets (b, i)                               86,259            3,940           (5,776)          84,423            68,791
Intangible assets (g)                            928,787          253,358           (2,325)       1,179,820           936,837
Goodwill ( f, d, m, n, o)                      2,373,442           91,806          171,566        2,636,814         2,545,342
                                             -----------      -----------       ----------      -----------      ------------
                                               4,812,178          640,566          163,465        5,616,209         5,534,102
                                             ===========      ===========       ==========      ===========      ============
LIABILITIES
CURRENT LIABILITIES
Accounts payable (d, l)                           62,363           91,228           (1,154)         152,436           106,348
Accrued liabilities                              196,323           43,698                -          240,021           194,709
Income taxes payable                              10,431            9,722                -           20,153            29,546
Film and television program accounts
  payable                                         27,966           37,304                -           65,270            30,507
Deferred revenue                                  31,959            2,259                -           34,218            30,067
Future income taxes                                6,072                -                -            6,072             6,072
Current portion of long term debt                 31,712            1,492                -           33,204            63,078
                                             -----------      -----------       ----------      -----------      ------------
                                                 451,498          185,703           (1,154)         551,374           460,327
Long term debt (k)                             2,840,591          360,460         (261,605)       2,939,446         2,973,329
Interest rate and foreign currency
  swap liability (k)                             120,341                -          330,279          450,620           356,955
Other accrued liabilities (d)                     77,583           33,089          (15,071)          95,601            56,748
Future income taxes (b, d, g, i, k, l)           136,123                -          (32,875)         103,249           103,709
Minority interest                                 16,142           61,314                -           77,456                 -
                                             -----------     ------------      -----------     ------------      ------------
                                               3,557,606          640,566           19,574        4,217,746         3,951,068
                                             -----------     ------------      -----------     ------------      ------------
SHAREHOLDER'S EQUITY
Capital stock                                    438,838                -                -          438,838           438,838
Contributed surplus                              132,953                -                -          132,953           132,953
Retained earnings                                690,953                -          155,842          846,795         1,029,640
Accumulated other comprehensive
  income (c, h, k)                                     -                -          (20,123)         (20,123)          (18,397)
Cumulative foreign currency
  translation adjustments (c)                     (8,172)               -            8,172                -                 -
                                             -----------      -----------       ----------      -----------      ------------
                                               1,254,572                -          143,891        1,398,463         1,583,034
                                             -----------      -----------       ----------      -----------      ------------
                                               4,812,178          640,566          163,465        5,616,209         5,534,102
                                             ===========      ===========       ==========      ===========      ============

(*) Represents the adjustments to consolidate the accounts of TEN Group in accordance with FIN 46 effective May 31, 2004. The adjustments reflect the accounts of TEN Group under Canadian GAAP as presented in note 3 and the elimination of the Company's investment in TEN Group; the distribution receivable/payable of $36,567 included in the Company's current assets and TEN Group's current liabilities, respectively; the debenture payable to the company of $40,171.

         CONSOLIDATED STATEMENTS OF RETAINED EARNINGS


                                                               2004                                   2003          2002
                                    -----------------------------------------------------------    U.S. GAAP      U.S. GAAP
                                      CANADIAN                     U.S. GAAP                         REVISED       REVISED
                                        GAAP      TEN GROUP(*)    ADJUSTMENTS         U.S. GAAP   (NOTE 23(n))   (NOTE 23(n))
RETAINED EARNINGS - BEGINNING
   OF YEAR AS REVISED                   910,211             -         119,429         1,029,640       961,468       785,788

Net earnings (loss) for the year       (219,258)            -          36,413          (182,845)       68,172       175,680
                                    -----------    ----------     -----------         ---------     ---------    ----------

RETAINED EARNINGS - END OF YEAR         690,953             -         155,842           846,795     1,029,640       961,468
                                    ===========    ==========     ===========         =========     =========    ==========

(*) Represents the effect of consolidating the Company's interest in TEN Group in accordance with FIN 46 effective May 31, 2004. As the investment was previously recorded on an equity basis, there is no impact on retained earnings associated with this change.

      A reconciliation of shareholders' equity reflecting the differences between Canadian and U.S. GAAP is set out below

                                                                                      2003
                                                                                     REVISED
                                                                      2004         (NOTE 23(n))
Shareholder's equity in accordance with
   Canadian GAAP                                                    1,254,572       1,454,509
Pre-operating costs incurred (b)                                       (6,498)         (6,221)
Goodwill adjustment related to retroactive
   equity accounting of WIC upon regulatory
   approval (f)                                                        38,503          38,503
Goodwill adjustment related to programming costs incurred (d)          (2,554)          3,458
Goodwill adjustment related to integration costs of CanWest
    Publications (l)                                                   (2,599)         (2,599)
Historical amortization of goodwill related to future
    programming costs imposed by regulatory requirement on
    business combination  (d)                                             938             938
Costs to develop intangible assets expensed (g)                        (2,325)         (2,325)
Pension valuation allowance (i)                                           722             770
Goodwill adjustment related to resolution of acquired tax
    contingencies (m)                                                  (7,000)              -
Adjustment related to restatement of prior period balances (n)        160,500         160,500
Adjustments to equity accounted affiliates (k)                              -          (5,431)
Adjustment to reflect losses on interest
    rate and cross-currency swaps (k)                                 (65,613)       (134,775)
Transition adjustment on interest rate swaps (k)                       (3,058)         (3,548)
Unrealized gain (loss) on other investments (h)                             -          16,834
Tax effect of adjustments                                              32,875          62,421
                                                                   ----------      ----------
Shareholder's equity in accordance with U.S. GAAP                   1,398,463       1,583,034
                                                                   ==========      ==========

      CONSOLIDATED STATEMENTS OF CASH FLOWS

      The following is a reconciliation of the consolidated cash flows reflecting the differences between Canadian and U.S. GAAP:

                                                                 2004                                        2002
                                           ------------------------------------------------                U.S. GAAP
                                           CANADIAN      TEN        U.S. GAAP                    2003      (Revised
                                             GAAP       GROUP(*)   ADJUSTMENTS    U.S. GAAP    U.S. GAAP  note 23 (n))
CASH GENERATED (UTILIZED) BY:
OPERATING ACTIVITIES
Net earnings (loss) for the year
   before cumulative effect of
   adoption of new accounting policies     (219,258)          -       36,413     (182,845)      68,172      220,949
Items not affecting cash                                                   -
    Amortization                            100,988       4,691       (1,471)     104,208       98,223      102,559
    Interest paid in kind                    97,950           -            -       97,950      108,385      105,790
    Future income taxes                     (22,869)      2,503       29,800        9,434      (52,389)    (152,650)
    Interest in earnings (loss) of TEN
       Group                                (99,889)     22,724          765      (76,400)     (97,863)      11,815
    Realized currency translation
       adjustments                            7,023           -       (4,526)       2,497            -            -
    Loan impairment                         418,746           -            -      418,746            -            -
    Interest rate and foreign currency
       swap losses net of settlements        98,056       1,099      (75,789)      23,366       93,960      (27,172)
    Investment gains and losses, net
       of write-down                       (115,309)       (493)           -     (115,802)      (9,240)     (37,218)
    Amortization of film and television
       programs                               5,656           -            -        5,656            -            -
    Pension expense                           6,276           -           48        6,324        7,755        6,531
    Minority interest                           478      17,543            -       18,021            -       (4,330)
    Other                                       158      (3,355)           -       (3,197)       1,332        1,523
Distributions from TEN Group                104,855      (5,558)           -       99,297       33,378       60,984
Investment in film and television
    programs                                (12,234)          -            -      (12,234)      (3,680)           -
                                           --------     -------     --------     --------     --------     --------
                                            370,627      39,154      (14,760)     395,021      248,033      288,781
Changes in non-cash operating accounts      (55,683)     29,443       14,760      (11,480)      27,250     (102,058)
                                           --------     -------     --------     --------     --------     --------
Cash flows from operating activities        314,944      68,597            -      383,541      275,283      186,723
                                           --------     -------     --------     --------     --------     --------

INVESTING ACTIVITIES
Other investments                                 -        (221)           -         (221)      (4,311)      (5,187)
Investment in broadcast licences             (5,813)          -            -       (5,813)           -            -
Proceeds from sales of other                143,832         127            -      143,959       44,113       87,000
    investments
Proceeds from divestitures                   83,316           -            -       83,316      193,500      390,059
Proceeds from sale of property, plant
    and equipment                             7,426           -            -        7,426        1,492            -
Purchase of property, plant and
    equipment                               (53,160)     (2,641)           -      (55,801)     (38,140)     (52,272)
Advances to parent and affiliated
    companies                               (40,403)          -            -      (40,403)     (48,021)     (45,275)
                                           --------     -------     --------     --------     --------     --------
                                            135,198      (2,735)           -      132,463      148,633      374,325
                                           --------     -------     --------     --------     --------     --------
FINANCING ACTIVITIES
Issuance of long term debt                  167,500      51,750            -      219,250      294,700            -
Repayment of long term debt                (630,261)    (80,279)           -     (710,540)    (651,603)    (493,703)
Swap recouponing payments                   (27,957)          -            -      (27,957)      (3,000)           -
Issuance of share capital                         -         113            -          113        1,731            -
Payment of dividends to minority
    interests                                     -     (32,556)           -      (32,556)           -      (28,999)
                                           --------     -------     --------     --------     --------     --------
                                           (490,718)    (60,972)           -     (551,690)    (358,172)    (522,702)
                                           --------     -------     --------     --------     --------     --------
Foreign exchange gain on cash
    denominated in foreign currencies         2,389           -            -        2,389            -            -
                                           --------     -------     --------     --------     --------     --------
NET CHANGE IN CASH                          (38,187)      4,890            -      (33,297)      65,744       38,346
CASH - BEGINNING OF PERIOD                  115,522      11,733            -      127,255       49,778       11,432
                                           --------     -------     --------     --------     --------     --------
CASH - END OF YEAR                           77,335      16,623            -       93,958      115,522       49,778
                                           ========     =======     ========     ========     ========     ========

(*) Represents adjustment to include the cash flows of TEN Group in accordance with FIN 46 effective May 31, 2004 and to eliminate intercompany cash flows between TEN Group and the Company.

OTHER

The following amounts are included in accounts receivable:

                                       2004        2003        2002
Allowance for doubtful accounts -
   beginning of year                  14,654      14,036      14,510
Bad debt expense                       5,634       5,596       5,133
Write offs during the year            (7,513)     (5,263)     (5,682)
Foreign exchange                          93         285          75
Effect of the consolidation of
     TEN Group                         6,789           -           -
                                     -------     -------     -------
                                      19,657      14,654      14,036
                                     =======     =======     =======

The following amounts are included in operating expenses:

                                                 2004      2003      2002
Rent expense                                   19,819     20,545    17,300

The following amounts are included in accrued liabilities:

                                                2004      2003
Employment related accruals                    75,000    76,000

Amortization expense related to existing finite life intangibles will be $18.2 million per year in 2005, $9.5 million in 2006 and $2.2 million in 2007 to 2009.

24.   CONSOLIDATING FINANCIAL INFORMATION

      The Company has entered into financing arrangements which are guaranteed by the Company's subsidiary, CanWest Media Inc., and certain of its wholly-owned subsidiaries (the "Guarantor Subsidiaries"). Such guarantees are full, unconditional and joint and several.

      The following supplemental financial information sets forth, on an unconsolidated basis, balance sheets, statements of operations and cash flow information for the Company, CanWest Media Inc., Guarantor Subsidiaries and the Company's other subsidiaries (the "Non-Guarantor Subsidiaries"). The supplemental financial information reflects the investments of the Company in CanWest Media Inc., the Guarantor and Non-Guarantor subsidiaries using the equity method of accounting.

                               3815668 CANADA INC.
                    SUPPLEMENTAL CONSOLIDATING BALANCE SHEET
                                 AUGUST 31, 2004

                                             3815668
                                           CANADA INC.     CANWEST                         NON-
                                              PARENT      MEDIA INC.     GUARANTOR       GUARANTOR     ELIMINATION
                                             COMPANY   FINANCE COMPANY  SUBSIDIARIES   SUBSIDIARIES      ENTRIES     CONSOLIDATED
                                           ----------- ---------------  ------------   ------------    -----------   ------------
                                               $000          $000           $000           $000            $000          $000
ASSETS
CURRENT ASSETS
Cash ...................................           72        21,552         46,810           8,901              -         77,335
Accounts receivable ....................            -         1,409        324,703          34,973              -        361,085
Distributions receivable from
  TEN Group ............................            -             -         36,567               -              -         36,567
Inventory ..............................            -             -         13,449               -              -         13,449
Investment in film and television
  programs .............................            -             -         34,557          37,044              -         71,601
Future income taxes ....................            -             -          6,166               -              -          6,166
Other assets ...........................            -         4,438         14,172             243              -         18,853
                                           ----------    ----------     ----------      ----------     ----------     ----------
                                                   72        27,399        476,424          81,161              -        585,056
Investment in TEN Group ................            -             -         39,929               -              -         39,929
Investment in equity accounted
  subsidiaries .........................    2,119,478     1,671,610              -               -     (3,791,088)             -
Other investments ......................            -             7          8,709           3,308              -         12,024
Investment in film and television
  programs .............................            -             -         31,436           2,031              -         33,467
Due from parent and affiliated
  companies ............................         (476)    2,235,706     (2,093,507)         (6,551)             -        135,172
Property, plant and equipment ..........            -        30,447        547,918          39,677              -        618,042
Other assets ...........................          145        56,882         29,099             133              -         86,259
Intangible assets ......................            -             -        910,447          18,340              -        928,787
Goodwill ...............................            -             -      2,218,471         154,971              -      2,373,442
                                           ----------    ----------     ----------      ----------     ----------     ----------
                                            2,119,219     4,022,051      2,168,926         293,070     (3,791,088)     4,812,178
                                           ==========    ==========     ==========      ==========     ==========     ==========
LIABILITIES
CURRENT LIABILITIES
Accounts payable .......................            -         6,230         36,123          20,010              -         62,363
Accrued liabilities ....................         (259)       15,289        165,683          15,610              -        196,323
Income taxes payable ...................           87        14,483         (4,338)            199              -         10,431
Film and television program accounts
  payable ..............................            -             -         16,512          11,454              -         27,966
Deferred revenue .......................            -             -         31,959               -              -         31,959
Future income taxes ....................            -             -          6,072               -              -          6,072
Current portion of long term debt ......            -         7,965          1,804          21,943              -         31,712
                                           ----------    ----------     ----------      ----------     ----------     ----------
                                                 (172)       43,967        253,815          69,216              -        366,826
Long term debt and related foreign
  currency swap liability...............      881,116     1,772,736         13,619         173,120              -      2,840,591
Interest rate and foreign currency swap
  liability ............................            -       120,341              -               -              -        120,341
Other accrued liabilities ..............            -             -         74,261           3,322              -         77,583
Future income taxes ....................      (16,297)      (34,471)       176,395          10,496              -        136,123
Minority interest ......................            -             -              -          16,142              -         16,142
                                           ----------    ----------     ----------      ----------     ----------     ----------
                                              864,647     1,902,573        518,090         272,296              -      3,557,606
                                           ----------    ----------     ----------      ----------     ----------     ----------
SHAREHOLDER'S EQUITY
Capital Stock ..........................      438,838     1,279,114        438,841             846     (1,718,801)       438,838
Contributed surplus ....................      132,953       132,953        132,953           2,654       (268,560)       132,953
Retained earnings ......................      690,953       715,583      1,087,284          17,204     (1,820,071)       690,953
Cumulative foreign currency translation
  adjustments ..........................       (8,172)       (8,172)        (8,242)             70         16,344         (8,172)
                                           ----------    ----------     ----------      ----------     ----------     ----------
                                            1,254,572     2,119,478      1,650,836          20,774     (3,791,088)     1,254,572
                                           ----------    ----------     ----------      ----------     ----------     ----------
                                            2,119,219     4,022,051      2,168,926         293,070     (3,791,088)     4,812,178
                                           ==========    ==========     ==========      ==========     ==========     ==========
Shareholder's equity in accordance with
  Canadian GAAP ........................    1,254,572     2,119,478      1,650,836          20,774     (3,791,088)     1,254,572
Pre-operating costs incurred ...........            -             -         (5,705)           (793)             -         (6,498)
Goodwill adjustment related to
  retroactive equity accounting of WIC
  upon regulatory approval .............            -             -         38,503               -              -         38,503
Goodwill adjustment related to
  programming costs incurred ...........            -             -         (2,554)              -              -         (2,554)
Goodwill adjustment related to
  integration costs of CanWest
  Publications .........................            -             -         (2,599)              -              -         (2,599)
Historical amortization of goodwill
  related to future programming costs
  imposed by regulatory requirement on
  business combination .................            -             -            938               -              -            938
Costs to develop intangible assets
  expensed .............................            -             -         (2,325)              -              -         (2,325)
Pension valuation allowance ............            -             -            722               -              -            722
Goodwill adjustment related to
  resolution of acquired tax
  contingencies ........................            -                       (7,000)                                       (7,000)
Adjustment related to restatement of
  prior periods ........................            -             -        160,500               -              -        160,500
Adjustment to reflect losses on interest
  rate and cross-currency swaps ........            -       (65,613)             -               -              -        (65,613)

Transition adjustment on interest rate
  swaps ................................            -        (3,058)             -               -              -         (3,058)
Reclassification of junior subordinated
  notes to debt ........................            -      (840,276)             -               -        840,276              -
Tax effect of adjustments ..............            -        39,277         (6,540)            138              -         32,875
                                           ----------    ----------     ----------      ----------     ----------     ----------
Shareholder's equity in accordance with
  U.S. GAAP ............................    1,254,572     1,249,808      1,824,776          20,119     (2,950,812)     1,398,463
                                           ==========    ==========     ==========      ==========     ==========     ==========

                               3815668 CANADA INC.
               SUPPLEMENTAL CONSOLIDATING STATEMENT OF OPERATIONS
                       FOR THE YEAR ENDED AUGUST 31, 2004


                                          3815668        CANWEST
                                         CANADA INC.    MEDIA INC.                       NON-
                                           PARENT        FINANCE        GUARANTOR      GUARANTOR     ELIMINATION
                                          COMPANY        COMPANY      SUBSIDIARIES    SUBSIDIARIES      ENTRIES    CONSOLIDATED
                                        -----------    -----------    ------------    ------------   -----------   ------------
                                           $000            $000           $000           $000          $000          $000
Revenue .............................             -              -       1,856,724        256,310              -      2,113,034
Operating expenses ..................             -              -       1,001,140        123,403              -      1,124,543
Selling, general and administrative
  expenses ..........................             -         15,639         460,188         63,631              -        539,458
Restructuring expenses ..............             -              -           2,445              -              -          2,445
                                        -----------    -----------     -----------    -----------    -----------    -----------
                                                  -        (15,639)        392,951         69,276              -        446,588
Amortization of intangibles .........             -              -          17,500              -              -         17,500
Amortization of property, plant and
  equipment .........................             -          8,363          54,528          7,698              -         70,589
Other amortization ..................             -              -           4,718            317              -          5,035
                                        -----------    -----------     -----------    -----------    -----------    -----------
Operating income ....................             -        (24,002)        316,205         61,261              -        353,464
Interest expense ....................       (97,950)        92,767        (299,698)        (5,829)             -       (310,710)
Interest income .....................             -              -           9,635              -                         9,635
Amortization of deferred financing
  costs .............................             -         (7,864)              -              -              -         (7,864)

Interest rate and foreign currency
  swap losses .......................             -       (110,860)              -              -              -       (110,860)
Foreign exchange gains ..............             -         42,881           2,225              -              -         45,106
Loan impairment .....................             -       (355,227)         63,519              -              -       (418,746)
Investment gains and losses, net of
  write-down ........................             -         (4,500)        119,809              -              -        115,309
Dividend income .....................             -              -           3,738              -              -          3,738
                                        -----------    -----------     -----------    -----------    -----------    -----------
                                            (97,950)      (366,805)         88,395         55,432              -       (320,928)
Provision for (recovery of) income
  taxes .............................       (37,641)        20,218           2,794          4,722              -         (9,907)
                                        -----------    -----------     -----------    -----------    -----------    -----------

Earnings (loss) before the
  following .........................       (60,309)      (387,023)         85,601         50,710              -       (311,021)
Minority interest ...................             -              -               -           (478)             -           (478)
Interest in earnings of TEN Group ...             -              -          99,889              -              -         99,889
Interest in earnings (loss) of other
  equity accounted affiliates .......      (158,949)       228,074               -           (625)       (69,125)          (625)
Realized currency translation
  adjustments .......................             -              -          (7,023)             -              -         (7,023)
                                        -----------    -----------     -----------    -----------    -----------    -----------
Net earnings (loss) for the year ....      (219,258)      (158,949)        178,467         49,607        (69,125)      (219,258)

Retained earnings - beginning of
  year ..............................       910,211        931,090         885,056         (8,642)    (1,807,504)       910,211
Dividends ...........................             -              -          23,761        (23,761)             -              -
Interest on junior subordinated
  floating rate notes - net of
  tax of $31,552 ....................             -        (56,558)              -              -         56,558              -
                                        -----------    -----------     -----------    -----------    -----------    -----------
Retained earnings - end of year .....       690,953        715,583       1,087,284         17,204     (1,820,071)       690,953
                                        ===========    ===========     ===========    ===========    ===========    ===========
Net earnings (loss) in accordance
  with Canadian GAAP ................      (219,258)      (158,949)        178,467         49,607        (69,125)      (219,258)
Pre-operating costs incurred ........             -              -            (955)          (793)             -         (1,748)
Amortization of pre-operating
  costs .............................             -              -           1,471              -              -          1,471
Realization of currency translation
  adjustments .......................             -              -           4,526              -              -          4,526
Programming costs imposed by
  regulatory requirement ............             -              -          (6,012)             -              -         (6,012)
Pension valuation allowances ........             -              -             (48)             -              -            (48)
US GAAP adjustments in equity
  accounted affiliates ..............             -              -          (1,195)             -              -         (1,195)
Reclassification of interest on
  junior subordinated notes from
  equity ............................             -        (88,110)              -              -         88,110              -
Gain on interest rate and cross
  currency swaps and translation of
  foreign denominated debt ..........             -         70,451           5,338              -              -         75,789
Resolution of acquired tax
  contingencies .....................             -              -          (7,000)             -              -         (7,000)

Tax effect of adjustments ...........             -          2,312            (268)           138        (31,552)       (29,370)
                                        -----------    -----------     -----------    -----------    -----------    -----------
Net earnings (loss) in accordance
  with U.S. GAAP ....................      (219,258)      (174,296)        174,324         48,952        (12,567)      (182,845)
                                        ===========    ===========     ===========    ===========    ===========    ===========

                               3815668 CANADA INC.
               SUPPLEMENTAL CONSOLIDATING STATEMENT OF CASH FLOWS
                       FOR THE YEAR ENDED AUGUST 31, 2004

                                           3815668     CANWEST MEDIA
                                          CANADA INC.       INC.                          NON-
                                            PARENT        FINANCE      GUARANTOR        GUARANTOR     ELIMINATION
                                           COMPANY        COMPANY     SUBSIDIARIES    SUBSIDIARIES      ENTRIES      CONSOLIDATED
                                          ----------   -------------  ------------    ------------      -------      ------------
                                             $000          $000           $000            $000           $000            $000
CASH GENERATED (UTILIZED) BY:
OPERATING ACTIVITIES
Net earnings (loss) for the year .......   (219,258)    (158,949)       178,467          49,607        (69,125)        (219,258)
Items not affecting cash
  Amortization .........................          -       16,227         76,746           8,015              -          100,988
  Interest paid in kind ................     97,950            -              -               -              -           97,950
  Future income taxes ..................    (37,641)       6,966          5,792           2,014              -          (22,869)
  Interest in earnings of TEN Group ....          -            -        (99,889)              -              -          (99,889)
  Realized currency translation
    adjustments ........................          -            -          7,023               -              -            7,023
  Loan impairment ......................          -      355,227         63,519               -              -          418,746
  Interest rate and foreign currency
    swap losses net of settlements .....          -       98,056              -               -              -           98,056
  Investment gains and losses, net of
    write-down .........................          -        4,500       (119,809)              -              -         (115,309)
  Amortization of film and television
    programs ...........................          -            -          5,656               -              -            5,656
  Pension expense ......................          -            -          6,276               -              -            6,276
  Minority interest ....................          -            -              -             478              -              478
  Other ................................          -            -           (467)            625              -              158
  Interest in loss (earnings) of
    equity accounted affiliates ........    158,949     (228,074)             -               -         69,125                -
Distributions from TEN Group ...........          -            -        104,855               -              -          104,855
Investment in film and television
  programs .............................          -            -        (12,234)              -              -          (12,234)
                                           --------     --------       --------        --------       --------         --------
                                                  -       93,953        215,935          60,739              -          370,627
Changes in non-cash operating
  accounts .............................         70        5,623         60,514        (121,890)             -          (55,683)
                                           --------     --------       --------        --------       --------         --------
Cash flows from operating activities ...         70       99,576        276,449         (61,151)             -          314,944
                                           --------     --------       --------        --------       --------         --------
INVESTING ACTIVITIES
Other investments ......................          -            -              -               -              -                -
Investment in broadcast licences .......          -            -              -          (5,813)             -           (5,813)
Proceeds from sales of other
  investments ..........................          -            -        143,832               -              -          143,832
Proceeds from divestitures .............          -            -         83,316               -              -           83,316
Proceeds from sale of property, plant
  and equipment ........................          -            -          7,426               -              -            7,426
Purchase of property, plant and
  equipment ............................          -         (237)       (46,475)         (6,448)             -          (53,160)
Advances to parent and affiliated
  companies ............................        (70)     546,835       (512,734)        (74,434)             -          (40,403)
                                           --------     --------       --------        --------       --------         --------
                                                (70)     546,598       (324,635)        (86,695)             -          135,198
                                           --------     --------       --------        --------       --------         --------
FINANCING ACTIVITIES
Dividends paid .........................          -            -         23,761         (23,761)             -                -
Issuance of long term debt .............          -            -              -         167,500              -          167,500
Repayment of long term debt ............          -     (624,587)             -          (5,674)             -         (630,261)
Swap recouponing payments ..............          -      (27,957)             -               -              -          (27,957)
Issuance of share capital ..............          -            -              -               -              -                -
                                           --------     --------       --------        --------       --------         --------
                                                  -     (652,544)        23,761         138,065             --         (490,718)
                                           --------     --------       --------        --------       --------         --------
Foreign exchange gain on cash
  denominated in foreign currencies ....          -            -              -           2,389              -            2,389
                                           --------     --------       --------        --------       --------         --------
NET CHANGE IN CASH .....................          -       (6,370)       (24,425)         (7,392)             -          (38,187)
CASH -- BEGINNING OF YEAR ..............         72       27,922         71,235          16,293              -          115,522
                                           --------     --------       --------        --------       --------         --------
CASH -- END OF YEAR ....................         72       21,552         46,810           8,901              -           77,335
                                           ========     ========       ========        ========       ========         ========

                               3815668 CANADA INC.
                    SUPPLEMENTAL CONSOLIDATING BALANCE SHEET
                                 AUGUST 31, 2003

                                             3815668    CANWEST MEDIA
                                           CANADA INC.       INC.                          NON-
                                             PARENT        FINANCE        GUARANTOR      GUARANTOR     ELIMINATION
                                             COMPANY       COMPANY      SUBSIDIARIES   SUBSIDIARIES      ENTRIES     CONSOLIDATED
                                             -------       -------      ------------   ------------      -------     ------------
                                                                           REVISED                                      REVISED
                                                                          (NOTES 7                                   (NOTES 7 AND
                                                                          AND 23(n))                                     23(n))
                                              $000            $000          $000          $000           $000            $000
ASSETS
CURRENT ASSETS
Cash ..................................            72         27,922         71,235         16,293              -        115,522
Accounts receivable ...................             -          1,191        338,920         30,021              -        370,132
Distributions receivable from TEN Group             -              -         20,909              -              -         20,909
Inventory .............................             -              -         14,509              -              -         14,509
Investment in film and television
  programs ............................             -              -         44,407         38,505              -         82,912
Future income taxes ...................             -              -         20,223              -              -         20,223
Other assets ..........................             -          2,985          6,554            944              -         10,483
                                           ----------     ----------     ----------     ----------     ----------     ----------
                                                   72         32,098        516,757         85,763              -        634,690
Investment in TEN Group ...............             -              -         55,546              -              -         55,546
Investment in equity accounted
  subsidiaries ........................     2,227,554      1,424,215              -              -     (3,651,769)             -
Other investments .....................             -              7        102,817          6,456              -        109,280
Investment in film and television
  programs ............................             -              -         27,913          3,047              -         30,960
Due from parent and affiliated
  companies ...........................          (547)     3,138,732     (2,542,722)       (80,985)             -        514,478
Property, plant and equipment .........             -         26,936        559,796         38,088              -        624,820
Other assets ..........................           145         58,927         15,486            454              -         75,012
Intangible assets .....................             -              -        928,173         10,989              -        939,162
Goodwill ..............................             -              -      2,218,471        148,305              -      2,366,776
                                           ----------     ----------     ----------     ----------     ----------     ----------
                                            2,227,224      4,680,915      1,882,237        212,117     (3,651,769)     5,350,724
                                           ==========     ==========     ==========     ==========     ==========     ==========
LIABILITIES
CURRENT LIABILITIES
Accounts payable ......................             -          5,684         79,792         22,027              -        107,503
Accrued liabilities ...................          (136)        10,516        174,090         10,239              -        194,709
Income taxes payable ..................          (106)         1,755         27,601            296              -         29,546
Film and television program accounts
  payable .............................             -              -         16,579         13,928              -         30,507
Deferred revenue ......................             -             64         29,991             12              -         30,067
Future income taxes ...................             -              -          6,072              -              -          6,072
Current portion of long term debt .....             -         36,901              -         26,177              -         63,078
                                           ----------     ----------     ----------     ----------     ----------     ----------
                                                 (242)        54,920        334,125         72,679              -        461,482
Long term debt and related foreign
  currency swap liability .............       783,165      2,384,146              -              -              -      3,167,311
Interest rate and foreign currency swap
   liability ..........................             -         24,646              -              -              -         24,646
Other accrued liabilities .............             -              -         75,278          3,323              -         78,601
Future income taxes ...................       (10,208)       (10,351)       172,088         12,646              -        164,175
                                           ----------     ----------     ----------     ----------     ----------     ----------
                                              772,715      2,453,361        581,491         88,648              -      3,896,215
                                           ----------     ----------     ----------     ----------     ----------     ----------
SHAREHOLDER'S EQUITY
Capital stock .........................       438,838      1,191,004        288,442        151,245     (1,630,691)       438,838
Contributed surplus ...................       132,953        132,953        132,953          2,654       (268,560)       132,953
Retained earnings .....................       910,211        931,090        885,056         (8,642)    (1,807,504)       910,211
Cumulative foreign currency
  translation adjustments .............       (27,493)       (27,493)        (5,705)       (21,788)        54,986        (27,493)
                                           ----------     ----------     ----------     ----------     ----------     ----------
                                            1,454,509      2,227,554      1,300,746        123,469     (3,651,769)     1,454,509
                                           ----------     ----------     ----------     ----------     ----------     ----------
                                            2,227,224      4,680,915      1,882,237        212,117     (3,651,769)     5,350,724
                                           ==========     ==========     ==========     ==========     ==========     ==========
Shareholder's equity in accordance
  with Canadian GAAP ..................     1,454,509      2,227,554      1,300,746        123,469     (3,651,769)     1,454,509
Pre-operating costs incurred ..........
Goodwill adjustment related to                      -              -         (6,221)             -              -         (6,221)
  retroactive equity accounting of WIC
  upon regulatory approval.............             -              -         38,503              -              -         38,503
Goodwill adjustment related to
  programming costs incurred ..........             -              -          3,458              -              -          3,458
Goodwill adjustment related to
  integration costs of CanWest
  Publications ........................             -              -         (2,599)             -              -         (2,599)
Historical amortization of goodwill
  related to future programming costs
  imposed by regulatory requirement on
  business combination ................             -              -            938              -              -            938
Costs to develop intangible assets
  expensed ............................             -              -         (2,325)             -              -         (2,325)
Pension valuation allowance ...........             -              -            770              -              -            770

Adjustment related to restatement of
  prior periods .......................             -              -        160,500              -              -        160,500
Adjustments to equity accounted
  affiliates ..........................             -              -         (5,431)             -              -         (5,431)
Adjustment to reflect losses on
  interest rate and cross-currency
  swaps ...............................             -       (134,775)             -              -              -       (134,775)
Transition adjustment on interest rate
  swaps ...............................             -         (3,548)             -              -              -         (3,548)
Unrealized gain on other
investments............................             -              -         16,834              -              -         16,834
Reclassification of junior
  subordinated notes to debt ..........             -       (752,166)             -              -        752,166              -
Tax effect of adjustments .............             -         67,315         (4,894)             -              -         62,421
                                           ----------     ----------     ----------     ----------     ----------     ----------
Shareholder's equity in accordance
  with U.S. GAAP ......................     1,454,509      1,404,380      1,500,279        123,469     (2,899,603)     1,583,034
                                           ==========     ==========     ==========     ==========     ==========     ==========

                               381568 CANADA INC.
               SUPPLEMENTAL CONSOLIDATING STATEMENT OF OPERATIONS
                       FOR THE YEAR ENDED AUGUST 31, 2003


                                            3815668
                                          CANADA INC.   CANWEST MEDIA
                                            PARENT           INC.        GUARANTOR     NON-GUARANTOR   ELIMINATION
                                            COMPANY    FINANCE COMPANY  SUBSIDIARIES   SUBSIDIARIES      ENTRIES      CONSOLIDATED
                                            -------    ---------------  -------------  ------------   ------------    ------------
                                                                        REVISED (NOTE                                 REVISED (NOTE
                                                                            1(c))                                         1(c))
                                             $000             $000          $000             $000            $000         $000
Revenue ..............................             -              -       1,911,820        227,712              -      2,139,532
Operating expenses ...................             -              -         995,471        120,378              -      1,115,849
Selling, general and
  administrative expenses ............             -         15,440         460,472         55,567              -        531,479
Restructuring expenses ...............             -              -          12,989              -              -         12,989
                                          ----------     ----------      ----------     ----------     ----------     ----------
                                                   -        (15,440)        442,888         51,767              -        479,215

Amortization of intangibles ..........             -              -          17,500              -              -         17,500
Amortization of property, plant
  and equipment ......................             -          4,668          57,240          8,192              -         70,100
Other amortization ...................             -              -           5,467          1,620              -          7,087
                                          ----------     ----------      ----------     ----------     ----------     ----------
Operating income .....................             -        (20,108)        362,681         41,955              -        384,528
Interest expense .....................      (108,320)       123,808        (360,132)        (7,835)             -       (352,479)
Amortization of deferred financing
  costs ..............................             -         (8,247)              -              -              -         (8,247)
Interest rate and foreign currency
  swap losses ........................             -        (23,015)              -              -              -        (23,015)
Foreign exchange gains ...............             -          3,928               -              -              -          3,928
Investment gains and losses, net
  of write-down ......................             -        (10,386)         19,626              -              -          9,240
Dividend income ......................             -              -           3,532              -              -          3,532
                                          ----------     ----------      ----------     ----------     ----------     ----------
                                            (108,320)        65,980          25,707         34,120              -         17,487
Provision for (recovery of) income
  taxes ..............................       (36,121)        26,301           9,746          3,083              -          3,009
                                          ----------     ----------      ----------     ----------     ----------     ----------

Earnings (loss) before the
  following ..........................       (72,199)        39,679          15,961         31,037              -         14,478

Interest in earnings of TEN Group ....             -              -         101,339              -              -        101,339
Interest in earnings (loss) of
  other equity accounted affiliates ..       187,606        147,927               -         (1,332)      (335,533)        (1,332)
Realized currency translation
  adjustments ........................             -              -             922              -              -            922
                                          ----------     ----------      ----------     ----------     ----------     ----------
Net earnings for the year ............       115,407        187,606         118,222         29,705       (335,533)       115,407

Retained earnings - beginning of
  year ...............................       794,804        803,493         757,643        (29,156)    (1,531,980)       794,804
Dividends ............................             -              -           9,191         (9,191)             -              -
Interest on junior subordinated
  floating rate notes - net of tax
  of $31,622 .........................             -        (60,009)              -              -         60,009              -
                                          ----------     ----------      ----------     ----------     ----------     ----------

Retained earnings - end of year ......       910,211        931,090         885,056         (8,642)    (1,807,504)       910,211
                                          ==========     ==========      ==========     ==========     ==========     ==========

Net earnings in accordance with
  Canadian GAAP ......................       115,407        187,606         118,222         29,705       (335,533)       115,407
Pre-operating costs incurred .........             -              -            (851)             -              -           (851)
Amortization of pre-operating costs ..             -              -             697          4,014              -          4,711
Realization of currency
  translation adjustments ............             -              -            (922)             -              -           (922)
Programming costs imposed by
  regulatory requirement .............             -              -          (5,970)             -              -         (5,970)
Integration costs related to
  publishing properties ..............             -              -            (302)             -              -           (302)
Development costs re: intangible
  assets .............................             -              -          (2,325)             -              -         (2,325)
Pension valuation allowances .........             -              -            (146)             -              -           (146)
US GAAP adjustments in equity
  accounted affiliates ...............             -              -          (5,431)             -              -         (5,431)
Reclassification of interest on
  junior subordinated notes from
  equity .............................             -        (91,631)              -              -         91,631              -
Loss on interest rate and cross
  currency swaps and translation
  of foreign denominated debt ........             -        (70,945)              -              -              -        (70,945)
Tax effect of adjustments ............             -         61,962           5,718         (1,112)       (31,622)        34,946
                                          ----------     ----------      ----------     ----------     ----------     ----------
Net earnings in accordance with
  U.S. GAAP ..........................       115,407         86,992         108,690         32,607       (275,524)        68,172
                                          ==========     ==========      ==========     ==========     ==========     ==========

                               3815668 CANADA INC.
               SUPPLEMENTAL CONSOLIDATING STATEMENT OF CASH FLOWS
                       FOR THE YEAR ENDED AUGUST 31, 2003

                                             3815668      CANWEST
                                           CANADA INC.   MEDIA INC.                   NON-
                                             PARENT       FINANCE     GUARANTOR    GUARANTOR    ELIMINATION
                                             COMPANY      COMPANY   SUBSIDIARIES  SUBSIDIARIES    ENTRIES    CONSOLIDATED
                                            --------     ---------  ------------  ------------    -------    ------------
                                              $000         $000         $000          $000          $000         $000
CASH GENERATED (UTILIZED) BY:
OPERATING ACTIVITIES
Net earnings for the year ..............     115,407      187,606      118,222       29,705      (335,533)     115,407
Items not affecting cash
  Amortization .........................           -       12,915       80,207        9,812             -      102,934
  Interest paid in kind ................     108,385            -            -            -             -      108,385
  Future income taxes ..................     (10,208)      (5,899)      (5,957)       2,666             -      (19,398)
  Interest in earnings of TEN Group ....           -            -     (101,339)           -             -     (101,339)
  Realized currency translation
    adjustments ........................           -            -         (922)           -             -         (922)
  Interest rate and foreign currency
    swap losses net of settlements .....           -       23,015            -            -             -       23,015
  Investment gains and losses, net
    of write-down ......................           -            -       (9,240)           -             -       (9,240)
  Pension expense ......................           -            -        7,609            -             -        7,609
  Other ................................           -            -            -        1,332             -        1,332
  Interest in earnings of equity
    accounted affiliates ...............    (187,606)    (147,927)           -            -       335,533            -
Distributions from TEN Group ...........           -            -       33,378            -             -       33,378
Investment in film and television
  programs .............................           -            -       (3,680)           -             -       (3,680)
                                            --------     --------     --------     --------      --------     --------
                                              25,978       69,710      118,278       43,515             -      257,481
Changes in non-cash operating
  accounts .............................     (26,453)      45,913      (48,666)      49,333             -       20,127
                                            --------     --------     --------     --------      --------     --------
Cash flows from operating activities ...        (475)     115,623       69,612       92,848             -      277,608
                                            --------     --------     --------     --------      --------     --------
INVESTING ACTIVITIES
Other investments ......................           -            -       (4,311)           -             -       (4,311)
Investment in broadcast licences .......           -            -       (2,325)           -             -       (2,325)
Proceeds from sales of other
  investments ..........................           -            -       44,113            -             -       44,113
Proceeds from divestitures .............           -            -      193,500            -             -      193,500
Proceeds from sale of property, plant
  and equipment ........................           -            -        1,492            -             -        1,492
Purchase of property, plant and
  equipment ............................           -      (13,588)     (18,713)      (5,839)            -      (38,140)
Advances to parent and affiliated
  companies ............................         547      292,760     (279,074)     (62,254)            -      (48,021)
                                            --------     --------     --------     --------      --------     --------
                                                 547      279,172      (65,318)     (68,093)            -      146,308
                                            --------     --------     --------     --------      --------     --------
FINANCING ACTIVITIES

Dividends paid .........................           -            -        9,191       (9,191)            -            -
Issuance of long term debt .............           -      294,700            -            -             -      294,700
Repayment of long term debt ............           -     (645,001)           -       (6,602)            -     (651,603)
Swap recouponing payments ..............           -       (3,000)           -            -             -       (3,000)
Issuance of share capital ..............           -        1,731            -            -             -        1,731
                                            --------     --------     --------     --------      --------     --------
                                                   -     (351,570)       9,191      (15,793)            -     (358,172)
                                            --------     --------     --------     --------      --------     --------
NET CHANGE IN CASH .....................          72       43,225       13,485        8,962             -       65,744
CASH -- BEGINNING OF YEAR ..............           -      (15,303)      57,750        7,331             -       49,778
                                            --------     --------     --------     --------      --------     --------
CASH -- END OF YEAR ....................          72       27,922       71,235       16,293             -      115,522
                                            ========     ========     ========     ========      ========     ========

                               3815668 CANADA INC.
               SUPPLEMENTAL CONSOLIDATING STATEMENT OF OPERATIONS
                       FOR THE YEAR ENDED AUGUST 31, 2002



                                             3815668
                                            CANADA INC.      CANWEST
                                              PARENT        MEDIA INC.     GUARANTOR     NON-GUARANTOR  ELIMINATION
                                             COMPANY     FINANCE COMPANY  SUBSIDIARIES    SUBSIDIARIES    ENTRIES    CONSOLIDATED
                                            -----------  ---------------  ------------   -------------    -------    ------------
                                                                             REVISED                                    REVISED
                                                                           (NOTES 1(c)                                (NOTES 1(c)
                                                                            AND 23(n))                                 AND 23(n))
                                              $000            $000             $000           $000          $000          $000
Revenue ................................             -              -       1,966,793        203,478              -    2,170,271
Operating expenses .....................             -              -       1,040,428        118,441              -    1,158,869
Selling, general and
  administrative expenses ..............             -          9,628         475,518         55,206              -      540,352
                                            ----------     ----------      ----------     ----------     ----------   ----------
                                                     -         (9,628)        450,847         29,831              -      471,050
Amortization of intangibles ............             -              -          17,500              -              -       17,500
Amortization of property, plant
  and equipment ........................             -          2,356          63,373          7,701              -       73,430
Other amortization .....................             -              -           2,994          3,676              -        6,670
                                            ----------     ----------      ----------     ----------     ----------   ----------
Operating income .......................             -        (11,984)        366,980         18,454              -      373,450
Interest expense .......................      (105,790)       140,257        (372,922)       (11,237)             -     (349,692)
Amortization of deferred financing
  costs ................................             -         (9,942)              -              -              -       (9,942)
Interest rate and foreign currency
  swap losses ..........................             -         (1,631)              -              -              -       (1,631)
Foreign exchange gains .................             -            469               -              -              -          469
Investment gains and losses, net
  of write-down ........................             -              -          33,843              -              -       33,843
Dividend income ........................             -              -           3,241              -              -        3,241
                                            ----------     ----------      ----------     ----------     ----------   ----------
                                              (105,790)       117,169          31,142          7,217              -       49,738
Provision for (recovery of) income
  taxes ................................       (41,275)        33,338          16,416         (2,144)             -        6,335
                                            ----------     ----------      ----------     ----------     ----------   ----------
Earnings (loss) before the
  following ............................       (64,515)        83,831          14,726          9,361              -       43,403
Minority interest ......................             -              -           4,330              -              -        4,330
Interest in loss of TEN Group ..........             -              -         (11,815)             -              -      (11,815)
Interest in earnings (loss) of
  other equity accounted affiliates ....        97,910         14,079               -         (1,523)      (111,989)      (1,523)
Realized currency translation
  adjustments ..........................             -              -          (1,000)             -              -       (1,000)
                                            ----------     ----------      ----------     ----------     ----------   ----------
Net earnings for the year ..............        33,395         97,910           6,241          7,838       (111,989)      33,395

Retained earnings - beginning of
  year .................................       806,678        808,000         894,278        (72,601)    (1,629,677)     806,678
Adjustment for the adoption of new
  accounting pronouncement .............       (45,269)       (45,269)        (45,269)             -         90,538      (45,269)
Dividends ..............................             -              -         (59,710)        (2,290)        62,000            -
Interest on junior subordinated
  floating rate notes - net of tax
  of $36,537 ...........................             -        (57,148)              -              -         57,148            -
                                            ----------     ----------      ----------     ----------     ----------   ----------
Retained earnings - end of year ........       794,804        803,493         795,540        (67,053)    (1,531,980)     794,804
                                            ==========     ==========      ==========     ==========     ==========   ==========
Net earnings in accordance with
  Canadian GAAP ........................        33,395         97,910           6,241          7,838       (111,989)      33,395
Pre-operating costs incurred ...........             -              -          (6,414)             -              -       (6,414)
Amortization of pre-operating costs ....             -              -             769          4,214              -        4,983
Realization of currency
  translation adjustments ..............             -              -           1,000              -              -        1,000
Programming costs imposed by
  regulatory requirement ...............             -              -          (5,671)             -              -       (5,671)
Integration costs related to
  publishing properties ................             -              -          (2,297)             -              -       (2,297)
Pension valuation allowances ...........             -              -             (86)             -              -          (86)
Equity accounted affiliates in
  trust ................................             -              -           3,375              -              -        3,375
Reclassification of interest on
  junior subordinated notes from
  equity ...............................             -        (93,686)              -              -         93,686            -
Gain on interest rate and cross
  currency interest rate swaps .........             -         28,803               -              -              -       28,803
Adjustment related to restatement
  of prior periods .....................             -              -         160,500              -              -      160,500
Tax adjustments ........................             -         35,270           5,850         (1,222)       (36,537)       3,361
                                            ----------     ----------      ----------     ----------     ----------   ----------
Net earnings in accordance with
  U.S. GAAP before cumulative
  effect of adoption of new
  accounting policy ....................        33,395         68,297         163,267         10,830        (54,840)     220,949

Cumulative effect of adoption of
  new goodwill and intangibles
  accounting policy net of tax of
  $2,500 ...............................             -              -         (45,269)             -              -      (45,269)
                                            ----------     ----------      ----------     ----------     ----------   ----------
Net earnings in accordance with
  U.S. GAAP ............................        33,395         68,297         117,998         10,830        (54,840)     175,680
                                            ==========     ==========      ==========     ==========     ==========   ==========

                               3815668 CANADA INC.
               SUPPLEMENTAL CONSOLIDATING STATEMENT OF CASH FLOWS
                       FOR THE YEAR ENDED AUGUST 31, 2002

                                                  3815668     CANWEST
                                                CANADA INC.  MEDIA INC.
                                                  PARENT      FINANCE     GUARANTOR    NON-GUARANTOR  ELIMINATION
                                                 COMPANY      COMPANY    SUBSIDIARIES  SUBSIDIARIES     ENTRIES    CONSOLIDATED
                                                -----------  ----------  ------------  -------------  -----------  ------------
                                                   $000        $000         $000           $000          $000          $000
CASH GENERATED (UTILIZED) BY:
OPERATING ACTIVITIES
Net earnings for the year.....................     33,395      97,910        6,241         7,838       (111,989)        33,395
Items not affecting cash
  Amortization................................          -      12,298       83,867        11,377              -        107,542
  Interest paid in kind.......................    105,790           -            -             -              -        105,790
  Future income taxes.........................          -           -       11,060           150              -         11,210
  Interest in loss of TEN Group...............          -           -       11,815             -              -         11,815
  Realized currency translation
    adjustments...............................          -           -        1,000             -              -          1,000
  Interest rate and foreign currency swap
     losses net of settlements................          -       1,631            -             -              -          1,631
  Investment gains and losses, net of
     write-down...............................          -           -      (33,843)            -              -        (33,843)
  Pension expense.............................          -           -        6,445             -              -          6,445
  Minority interest...........................          -           -       (4,330)            -              -         (4,330)
  Other.......................................          -           -            -         1,523              -          1,523
  Interest in earnings of equity
     accounted affiliates.....................    (97,910)    (14,079)           -             -        111,989              -
Distributions from TEN Group..................          -           -       60,984             -              -         60,984
                                                  -------    --------     --------       -------       --------       --------
                                                   41,275      97,760      143,239        20,888              -        303,162
Changes in non-cash operating accounts........    (41,275)      2,430      (51,923)      (25,671)             -       (116,439)
                                                  -------    --------     --------       -------       --------       --------
Cash flows from operating activities..........          -     100,190       91,316        (4,783)             -        186,723
                                                  -------    --------     --------       -------       --------       --------
INVESTING ACTIVITIES
Other investments.............................          -           -       (4,400)         (787)             -         (5,187)
Proceeds from sales of other investments......          -           -       87,000             -              -         87,000
Proceeds from divestitures....................          -           -      390,059             -              -        390,059
Purchase of property, plant and
  equipment...................................          -     (18,735)     (30,333)       (3,204)             -        (52,272)
Advances to parent and affiliated
  companies...................................          -     329,650     (396,687)       21,762              -        (45,275)
                                                  -------    --------     --------       -------       --------       --------
                                                        -     310,915       45,639        17,771              -        374,325
                                                  -------    --------     --------       -------       --------       --------
FINANCING ACTIVITIES
Dividends paid................................          -      62,000      (59,710)       (2,290)             -              -
Repayment of long term debt...................          -    (488,408)           -        (5,295)             -       (493,703)
Net change in bank loans and advances.........          -           -      (28,999)            -              -        (28,999)
                                                  -------    --------     --------       -------       --------       --------
                                                        -    (426,408)     (88,709)       (7,585)             -       (522,702)
                                                  -------    --------     --------       -------       --------       --------

NET CHANGE IN CASH............................          -     (15,303)      48,246         5,403              -         38,346
CASH -- BEGINNING OF YEAR.....................          -           -        9,504         1,928              -         11,432
                                                  -------    --------     --------       -------       --------       --------

CASH -- END OF YEAR...........................          -     (15,303)      57,750         7,331              -         49,778
                                                  =======    ========     ========       =======       ========       ========

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CANWEST MEDIA INC.

Date: March 30, 2005                      By: /s/ JOHN E. MAGUIRE
                                              ----------------------------------
                                              John E. Maguire
                                              Chief Financial Officer